

NOTICE OF 2017
ANNUAL MEETING &
PROXY STATEMENT

APRIL 26, 2017
ASHEVILLE, NORTH CAROLINA

 ADVANCED
MANUFACTURING
WORKS

Guide to GE's Proxy Statement

Why are we sending you these materials?

On behalf of our Board of Directors, we are making these materials available to you (beginning on March 10, 2017) in connection with GE's solicitation of proxies for our 2017 Annual Meeting of Shareowners.

What do we need from you?

Please read these materials and submit your vote and proxy by telephone, mobile device, the Internet, or, if you received your materials by mail, you can also complete and return your proxy card or voting instruction form.

Where can you find more information?

Check out our interactive, mobile-friendly online proxy & annual report as well as our integrated summary report. Be sure not to miss the important supplemental information posted on our proxy website.

www.ge.com/proxy

www.ge.com/annualreport

www.ge.com/ar2016/integrated-report

Also see "Acronyms Used" on page 81 for a guide to the acronyms used throughout this proxy statement.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICES

41 Farnsworth Street
Boston, MA 02210

*To be voted on at the meeting.











Proxy Overview

This overview highlights information contained elsewhere in the proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Governance

Q&A WITH OUR LEAD DIRECTOR

Can you discuss the Board's role in the strategic planning process?

One of the Board's key roles is overseeing strategy, for which we use an annual rhythm that starts in mid-summer. The Board does a deep dive, working closely in small groups with executives of varying seniority. The output of these sessions provides the strategic context for the Board's discussions at its meetings throughout the year.

While we have a multi-year strategic plan, we also realize that in today's environment we need to be nimble and opportunistic, adjusting strategy as the world around us changes. This requires a lot of Board meetings. For example, we met as a Board 13 times last year.

Large capital allocation decisions are typically the product of an iterative Board discussion. For example, one of the most important things we did in 2016 was announce our planned combination of GE Oil & Gas with Baker Hughes. This was the result of discussions over the course of 10 meetings in which we engaged on the risks and opportunities.

How does the Board approach director recruitment?

Board recruitment is a topic that is front and center with investors today and, as a Board, we spend a lot of time on it. Over the last five years, we have refreshed more than half of the Board.

In looking for candidates, we start with character, seeking candidates with the highest standards, who are committed to upholding GE's values and who will be independent, strong stewards of our investors' capital. Then, as we go through the process of assessing future Board recruitment needs, we look to recruit candidates from different backgrounds so that they can contribute to the cognitive diversity on the Board.

This is an ongoing endeavor for us. We of course take a long-term look at the refreshment that is expected to occur over time as a result of our term limit and age limit policies, but we are always looking for new directors. It is vitally important that we continue to have the right skill sets on the Board as GE's portfolio and strategy change.

Can you discuss the Board's role in the investor outreach process?

One of the things that impressed me when I joined the Board was how front and center our investors were in the Board's discussions. We think about a number of stakeholders, but a key question for us is how our decisions impact the owners of the company.

There are several ways in which the Board receives investor feedback. Our IR and governance teams are on the front lines engaging with shareowners. Throughout the year, they have 1,000+ investor engagements, including 150+ meetings with senior management, and provide feedback to the Board.

The Board also hears directly from investors. Two years ago, we began a process of inviting major shareowners into the boardroom to meet in executive session with the independent directors. We listen to their views on strategy, business and financial issues, including what we are doing well and areas for improvement. In addition, in my role as lead director, I am available to our large investors and have had the opportunity to engage with several of them on governance and compensation matters.

How do GE's executive pay plans fit together and connect to GE's strategy?

An important focus area for the Board is executive pay and ensuring that the structure provides the right incentives for our leaders. We have 3 main performance-based compensation plans. First, we have an annual cash bonus plan, in which approximately 5,000 executives participate, and which aligns with our annual investor framework. It is a relatively new plan at GE, but so far has been a tremendous cultural enhancement to drive accountability. We also have a long-term cash incentive plan (our LTPAs), in which ~1,000 senior executives participate, and which aligns with our 3-year operating plan. It is important for ensuring that our leaders do not simply focus on annual results, but are managing the company for the long term. Lastly, we have a performance-based equity plan (our PSUs), in which <25 of our most senior officers participate, and which helps drive relative stock price outperformance over a 3-year period.

John J. Brennan, Lead Director

AN ACTIVE & ENGAGED BOARD

2016
Refreshed Board, recruiting 4 directors & retiring 3
Oversaw significant portfolio shifts: Baker Hughes and GE Digital & Additive

2015
Adopted director term limit of 15 years
Implemented proxy access

2014
Redesigned cash & equity incentive compensation programs
Eliminated dividend equivalents on unvested RSUs

BOARD ACCOUNTABILITY TO INVESTORS

Annual director elections with majority voting standard
+
Proxy access at 3%, 3 years, 20% of Board, up to 20 shareowners can aggregate
+
Annual Board governance review that includes investor views & feedback
+
Periodic independent director meetings with investors

INDEPENDENT BOARD LEADERSHIP

3X+/year
meetings in executive session without management present

2X+/year
visits to GE businesses by each director

30+
committee meetings in 2016 (all committees are independent)

annual
assessment of Board leadership structure

See our proxy website (**www.ge.com/proxy**) for a video Q&A with our Lead Director

Board Composition & Refreshment

YOUR VOTE IS NEEDED ON DIRECTOR ELECTIONS:
Election of the 18 nominees named in the proxy for the coming year

✅ **YOUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE**

DIVERSITY OF EXPERIENCE

GE POLICY:
create an experienced board with expertise in areas relevant to GE

100%
LEADERSHIP
18/18 directors

72%
GLOBAL
13/18 directors

61%
FINANCE
11/18 directors

56%
INDUSTRY/OPERATIONS
10/18 directors

50%
TALENT DEVELOPMENT
9/18 directors

33%
TECHNOLOGY
6/18 directors

28%
INVESTOR
5/18 directors

22%
RISK MANAGEMENT
4/18 directors

22%
GOVERNMENT
4/18 directors

11%
MARKETING
2/18 directors

HOW WE THINK ABOUT BOARD REFRESHMENT

Term Limits
+
Retirement Age
+
Annual Board evaluation

10
new directors

8
retired directors

over last 5 years

JOINING THE BOARD SINCE THE 2016 ANNUAL MEETING

➕ Mollenkopf (2016)
➕ Lavizzo-Mourey (2017)



EXPECTED TO LEAVE THE BOARD CONSISTENT WITH OUR TERM LIMIT POLICY

🔵 Jung (2018)
🔵 Lazarus (2019)

DIVERSITY OF AGE

GE POLICY:
retirement age 75



47

62
median age

70

39% younger than 60

DIVERSITY OF TENURE

GE POLICY:
balanced mix of both deep GE knowledge & new perspectives



0–2 years — 5
3–5 years — 5
6–10 years — 3
11–15 years — 2
>15 years — 3

5
median years tenure

56%
with 5 years or less

72%
with 10 years or less

TERM LIMIT POLICY:
15 years with a 2-year transition for existing directors

DIVERSITY OF BACKGROUND

GE POLICY:
build a cognitively diverse board representing a range of backgrounds



17%
3 former regulators

11%
2 leading academics

28%
5 women

33%
6 born outside the US

78%
14 current & former CEOs

INDEPENDENCE

GE POLICY:
all non-management directors must be independent

17/18
director nominees are independent



94%
independent (all director nominees except CEO)

94%
meet heightened committee independence standards

BOARD SIZE

GE POLICY:
13–18, given need for expertise across multiple businesses



20
16
12
1977 1987 1997 2007 2017

18
director nominees

16 median

Board Nominees

Name	Age	since	Primary Occupation & Other Public Company Boards	A	G	C	I
Bazin	55	2016	Chair & CEO, AccorHotels Boards: AccorHotels, China Lodging Group	●			
Beattie	56	2009	CEO, Generation Capital & Former CEO, The Woodbridge Company Boards: Maple Leaf Foods, Royal Bank of Canada, Acasta Enterprises	●			
Brennan	62	2012	Chair, FINRA & Chair Emeritus & Senior Advisor, The Vanguard Group Boards: American Express, LPL Financial Holdings		●	◉	
D'Souza	48	2013	CEO, Cognizant Technology Solutions Boards: Cognizant				●
Dekkers	59	2012	Chair, Unilever & Former CEO, Bayer Boards: Unilever			●	◉
Henry	47	2016	Dean & Professor of Economics & Finance, NYU's Stern School of Business* Boards: Citigroup	●			
Hockfield	65	2006	President Emerita & Professor of Neuroscience, MIT			●	◉
Immelt	61	2000	Chair & CEO, General Electric				
Jung	58	1998	President & CEO, Grameen America & Former Chair/CEO, Avon Boards: Apple, Daimler		●	●	
Lane	67	2005	Former Chair & CEO, Deere Boards: BMW			●	
Lavizzo-Mourey	62	Nominee **NEW**	President & CEO, Robert Wood Johnson Foundation* Boards: Hess		●		
Lazarus	69	2000	Chair Emeritus & Former CEO, Ogilvy & Mather Boards: Blackstone, Merck		◉	●	
McAdam	62	2016	Chair & CEO, Verizon Communications Boards: Verizon				●
Mollenkopf	48	2016 **NEW**	CEO, Qualcomm Boards: Qualcomm				●
Mulva	70	2008	Former Chair & CEO, ConocoPhillips Boards: General Motors	●			●
Rohr	68	2013	Former Chair & CEO, PNC Financial Services Group Boards: Allegheny Technologies, EQT, Marathon Petroleum	●		●	
Schapiro	61	2013	Vice Chair of Advisory Board, Promontory & Former Chair, SEC Boards: London Stock Exchange	●◉			
Tisch	64	2010	President & CEO, Loews Boards: Loews and its consolidated subsidiaries		●		

*Mr. Henry is expected to retire as Dean at the end of 2017 (but will remain a faculty member), and Dr. Lavizzo-Mourey is expected to retire from the Foundation in the first half of 2017.

INDEPENDENCE

All director nominees other than the CEO are independent

ATTENDANCE

All director nominees attended at least 75% of the meetings of the Board and committees on which they served in 2016

QUALIFICATIONS

- Leadership
- Global
- Industry/Operations
- Finance
- Talent Development
- Investor
- Technology
- Risk Management
- Government
- Marketing

A Audit Committee
G Governance Committee
C Compensation Committee
I Industrial Risk Committee
◉ Chair
● Financial Expert

Board & Committees

FULL BOARD


CHAIR
Jeff Immelt


LEAD DIRECTOR
Jack Brennan

2016 MEETINGS
17, including 4 formal meetings of the independent directors

BOARD RHYTHM

8X/year
Regular meetings
Calls between meetings as appropriate

2X+/year
Business visits for each director

1X/year
Strategy session

1X/year
Governance & investor feedback review

1X/year
Board self-evaluation

A TYPICAL GE BOARD MEETING … 2 DAYS, 8X/YEAR

BEFORE THE MEETING
Board committee chairs: prep meetings with management & outside advisors (e.g., KPMG)

Management: internal prep meetings

THURSDAY (DAY 1)
Daytime: Board committee meetings

Evening: Business presentations & dinner (Board interacts directly with senior business managers)

FRIDAY (DAY 2)
Early morning: independent directors' or Compensation Committee breakfast session

Late morning: full Board meeting (including reports from each committee chair)

AFTER THE MEETING
Management: follow-up sessions to discuss & respond to Board requests

RECENT FOCUS AREAS

— Capital allocation framework
— Significant portfolio changes
  – Planned combination of GE Oil & Gas with Baker Hughes
  – Launch of GE Additive (Arcam & Concept Laser acquisitions)
  – Growth of GE Digital (ServiceMax & Meridium acquisitions)
  – Planned sale of non-core businesses (Water & Industrial Solutions)
— Alstom integration & GE Capital exit plan progress
— Key GE initiatives (simplification, gross margin improvement, cash conversion, digitization)
— Healthcare industry dynamics

COMMITTEES


AUDIT
CHAIR: Mary Schapiro
2016 MEETINGS: 12
MEMBERS: Bazin, Beattie, Henry, Mulva, Rohr, Schapiro
OVERSEES: KPMG, financial reporting, internal audit, compliance, GE Capital risk management

RECENT FOCUS AREAS
— Implementation of the new revenue recognition standard
— Alstom purchase accounting process
— Financial reporting planning for GE's planned combination with Baker Hughes
— Resource planning for internal audit
— Legacy Alstom compliance & investigative matters


GOVERNANCE & PUBLIC AFFAIRS
CHAIR: Shelly Lazarus
2016 MEETINGS: 4
MEMBERS: Brennan, Hockfield, Jung, Lavizzo-Mourey,* Lazarus, Tisch
OVERSEES: director recruitment, corporate governance, sustainability, political spending

RECENT FOCUS AREAS
— Director recruitment
— Political & lobbying strategy in the wake of the U.S. Presidential transition
— Board committee reorganization
— Environmental, human rights & supply chain practices
— Director compensation changes


MANAGEMENT DEVELOPMENT & COMPENSATION
CHAIR: Jack Brennan
2016 MEETINGS: 11
MEMBERS: Brennan, Dekkers, Jung, Lane, Lazarus, Rohr
OVERSEES: CEO & senior executive performance evaluations & compensation, equity planning & succession planning

RECENT FOCUS AREAS
— Leadership transitions to support the company's portfolio changes (e.g., launch of GE Additive, GE Capital exit)
— Organizational planning for Baker Hughes
— Program design for the 2016–2018 LTPAs
— Compensation structure for GE Digital employees



TECHNOLOGY & INDUSTRIAL RISK
CO-CHAIRS: Marijn Dekkers & Susan Hockfield
2016 MEETINGS: 4
MEMBERS: D'Souza, Dekkers, Hockfield, McAdam, Mollenkopf, Mulva
OVERSEES: technology & product risk, cybersecurity, software & innovation strategies & investments/initiatives, R&D

RECENT FOCUS AREAS
— Product risks & cybersecurity
— Launch of GE Additive
— Significant product launches (LEAP aircraft engine & H-class turbine)
— Deepwater technologies
— GE's nuclear activities
— Market risk

*Effective upon her election at the annual meeting.

Compensation

YOUR VOTE IS NEEDED ON MANAGEMENT PROPOSAL #1

Advisory approval of our named executives' compensation for 2016

✓ **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

Compensation Profile

PAY CONSIDERATIONS

PERFORMANCE
Emphasize overall GE results & consistent, relative & sustainable performance

BALANCE
Formulaic compensation vs. Compensation Committee judgment; future vs. current pay; mix of performance measures

RISK
Performance metrics include specific risk- & sustainability-focused goals

---

WHAT WE DO

✓ **SHAREOWNER APPROVAL**
for severance & death benefits

✓ **CLAWBACK OF INCENTIVE COMPENSATION**
when warranted

✓ **SIGNIFICANT SHARE OWNERSHIP REQUIREMENTS**
& holding period for option shares

✓ **LIMITED PERQUISITES**
including air & auto transportation, life insurance, home security

WHAT WE DON'T DO

✗ No standing individual severance or change-of-control agreements

✗ No gross-ups on excise taxes

✗ No dividend equivalents on unearned RSUs/PSUs

✗ No hedging or pledging of GE stock

✗ No lump sum payout of pension

PRIMARY COMPENSATION ELEMENTS FOR 2016

	Salary	Bonus	LTPAs	PSUs	Options	RSUs
Who receives	All named executives					All named executives except CEO
When granted	Reviewed every 18 months	Annually in February or March for prior year	Generally every 3 years	Annually		
Form of delivery	Cash			Equity		
Type of performance	Short-term emphasis		Long-term emphasis			
Performance Period	Ongoing	1 year	3 years		Generally 5-year vesting period	
How payout is determined	Committee judgment	Formulaic & committee judgment	Formulaic; committee verifies performance before payout		Formulaic; depends on stock price on exercise/vest date	
Most recent performance measures	N/A	4–5 financial metrics + strategic goals	5 financial metrics	2 financial metrics + relative TSR modifier	Stock price appreciation	
What is incentivized	Balance against excessive risk taking	Deliver on *annual* investor framework	Deliver on *long-term* investor framework	Outperform peers	Increase stock price	Balance against excessive risk taking

Aligning Pay With Performance

2016 ANNUAL BONUSES (CASH)

Threshold	Target	Max	Weight	Performance Metrics Align with 2016 Investor Framework	Change from Prior Program
$1.49 $1.45	$1.51	$1.55	18.75%	**2016 Industrial Operating + Verticals EPS*** GE Goal: attractive earnings profile	Target level ▲ 14%
$15.6B $16.0B	$16.8B	$17.4B	18.75%	**2016 Industrial Operating Profit*** GE Goal: valuable portfolio	Target level ▲ 2%
14.0% 13.9%	14.3%	14.7%	18.75%	**2016 Industrial Operating Margin*** GE Goal: strong industrial segment execution	Metric now includes Corporate & Alstom
$27B	$30B	**$32.6B** $32B	18.75%	**2016 Free Cash Flow + Dispositions*** GE Goal: high cash flows	Added Industrial disposition proceeds to metric
	95% 100%		25%	**Strategic Metrics** GE Goal: portfolio shift, capital allocation, GE Store outcomes, enterprise risks, organization	Reflects increased focus on Digital Industrial

Result: Overall bonus pool funded at 80% of target

2016–2018 LONG-TERM PERFORMANCE AWARDS (CASH)

Threshold	Target[1]	Max	Weight	Performance Metrics Align with Long-Term Investor Framework	Change from Prior Program
$5.05	N.D.	$5.55	20%	**2016–2018 Industrial Operating + Verticals EPS*** GE Goal: attractive earnings profile	Reflects EPS metric we are using to measure GE until GE Capital transition complete
$70B	N.D.	$97B	20%	**2016–2018 Total Cash*** GE Goal: high cash flows	Same metric
15%	N.D.	17%	20%	**2018 Industrial Operating Margin*** GE Goal: valuable portfolio	Replaces Industrial earnings % metric
16%	N.D.	18%	20%	**2018 Industrial Return on Total Capital*** GE Goal: leading returns	Same metric
$55B	N.D.	$67B	20%	**2016–2018 Cash Returned to Investors*** GE Goal: investor-focused capital allocation strategy	New metric

Result: Payout to be determined in 2019, following end of performance period

1 LTPA targets not yet disclosed (N.D.); will be disclosed following completion of the performance period, consistent with past practice

2013–2016 PERFORMANCE SHARE UNITS (EQUITY)

Target		Weight	Performance Metrics Align with Long-Term Investor Framework	Change from Prior Program
$121B $75B		33%	**2013–2016 Total Cash*** GE Goal: high cash flows	Adds GE Capital dividends & Industrial disposition proceeds to metric
16.8% 16.5%		33%	**2016 Industrial Segment Operating Margin (ex. Corporate & Alstom)*** GE Goal: valuable portfolio	New metric
72% 71%		33%	**2013–2016 TSR (outperform S&P 500)** GE Goal: market-leading stock returns	Same metric

Result: CEO earned 100% of the PSUs because GE met all three targets

2014–2016 PERFORMANCE SHARE UNITS (EQUITY)

Threshold	Target		Weight	Performance Metrics Align with Long-Term Investor Framework	Change from Prior Program
$50B	$55B	**$89B**	50%	**2014–2016 Total Cash*** GE Goal: high cash flows	Same metric
16.5%	**17.0%** 17.0%		50%	**2016 Industrial Segment Operating Margin (ex. Corporate, Alstom & Appliances)*** GE Goal: valuable portfolio	Target ▲ 50 bps because it excludes Alstom
43rd 40th percentile	50th percentile	**Max** 75th percentile	+/-25% adjustment	**2014–2016 TSR (outperform S&P 500)** GE Goal: market-leading stock returns	Now a +/- modifier instead of a performance goal

Result: CEO earned 83% of the PSUs (total cash & margin targets exceeded, but (17)% adjustment due to TSR performance)

See "How Our Incentive Compensation Plans Paid Out for 2016" on page 32 for more information on how these plans work. Metrics denoted with a * are non-GAAP financial measures. For information on how we calculate the performance metrics, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.

2016 CEO Pay

DECISIONS

$3.8M
Base salary (same as 2015)

200K
PSUs (same as 2015)

$4.3M
Cash bonus (80% of target, down from 100% of target in 2015)

600K
options (same as 2015)

TOTAL COMPENSATION ANALYSIS

Year-over-year change	Main drivers
Adjusted SEC total ▼ 33%	LTPA ▼ 79%, PSUs & options ▼ 26%, bonus ▼ 20%
SEC total compensation ▼ 35%	Reflects drivers above & 45% lower change in pension value
Realized compensation ▲ 174%	3-year LTPA payout in '16

CEO ACCOUNTABILITY

Significant portion of compensation tied to GE's operating and/or stock price performance



*Based on the CEO's 2016 adjusted SEC total compensation

Responsive approach to compensation
CEO declined **$11.7M** LTPA payout & **two** bonuses over the last 10 years

Substantial stock ownership
~1.2M GE shares purchased since 2001 & no shares sold, other than to pay equity award-related taxes/exercise prices

2016 Performance

SOLID SHAREOWNER RETURNS



- GE
- S&P 500
- Industrial Select Sector Index

Data as of 12/31/16

RETURNED $30.5B TO INVESTORS



$8.5B
dividends (yield higher than S&P 500)

$22B
buyback

STRENGTHENED & SIMPLIFIED THE PORTFOLIO

— Aggressive execution on Alstom integration
— Announced the planned Baker Hughes combination
— Investments in supply chain, Digital & Additive
— Substantial progress on GE Capital exit plan
— Plans to sell Water & Industrial Solutions

OTHER KEY PERFORMANCE METRICS

— Industrial segment revenues ▲ 4%, ▲ 1% organically*
— Industrial operating + Verticals EPS* ▲ 14% to $1.49
— Gross margins* ▲ 40bps to 27.8% & Industrial operating margins (both ex. Alstom)* ▼ 30bps to 15.0%
— GE CFOA (ex. deal taxes & pension funding)* ▲ $15.2B to $31.7B

*Non-GAAP financial measures. See page 52.

2016 Summary & Realized Compensation

(in thousands)

Name & Principal Position	Year	Salary	Bonus	PSUs & RSUs	Stock options	LTPAs	Pension & deferred comp	All other comp	SEC total	Adjusted SEC total[1]	Realized comp (W-2)[2]
Jeff Immelt Chair & CEO	2016	$3,800	$4,320	$4,673	$2,142	$1,624	$3,580	$1,185	$21,325	$17,962	$27,467
	2015	$3,800	$5,400	$6,239	$2,964	$7,614	$6,337	$620	$32,974	$26,831	$10,029
Jeff Bornstein SVP & CFO	2016	$1,688	$1,920	$1,532	$750	$739	$2,882	$395	$9,906	$7,082	$13,638
	2015	$1,600	$2,500	$2,747	$1,087	$3,351	$1,815	$161	$13,261	$11,498	$5,266
Beth Comstock[3] Vice Chair	2016	$1,500	$1,248	$6,211	$750	$550	$2,046	$175	$12,479	$10,460	$9,348
David Joyce[3] Vice Chair	2016	$1,333	$1,524	$6,212	$750	$0	$2,524	$239	$12,583	$10,059	$12,561
John Rice Vice Chair	2016	$2,625	$3,278	$1,532	$750	$1,181	$4,184	$1,611	$15,162	$11,213	$19,154
	2015	$2,538	$4,088	$2,991	$1,186	$5,845	$1,318	$1,696	$19,660	$18,555	$9,671
Keith Sherin Former Vice Chair	2016	$2,575	$3,784	$6,965[4]	$2,487[4]	$1,287	$12,890[4]	$362	$30,351	$17,610	$19,791
	2015	$2,500	$5,233	$2,991	$1,186	$6,751	$6,953	$293	$25,906	$19,088	$6,947

1 Represents SEC total compensation minus change in pension value.
2 Represents the compensation our named executives actually realized, as reported on their IRS W-2 forms. Year-over-year increase largely driven by the 3-year LTPA payout reported on the named executives' W-2 forms for 2016. See "Realized Compensation" on page 37.
3 2015 compensation not presented for Ms. Comstock and Mr. Joyce because they were not named executives in that year.
4 Amounts reported under "PSUs & RSUs" and "Stock options" represent the accounting value of modifications to existing equity awards (not new awards) pursuant to an early retirement agreement entered into with Mr. Sherin. $7.2M of the amount reported under "Pension & deferred comp" reflects early retirement allowance payments under this agreement.

Other Compensation Proposals

YOUR VOTE IS NEEDED ON MANAGEMENT PROPOSAL #2:

Approve frequency of future say-on-pay votes

✓ **YOUR BOARD RECOMMENDS A VOTE OF ONE YEAR ON THIS PROPOSAL**

WHY? The Board believes that we should be accountable to shareowners annually for our executive compensation decisions

YOUR VOTE IS NEEDED ON MANAGEMENT PROPOSAL #4:

Approve material terms of senior officer performance goals

✓ **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

WHY? Approval of this proposal would allow GE to continue operating its executive compensation program in a tax-efficient manner

YOUR VOTE IS NEEDED ON MANAGEMENT PROPOSAL #3:

Approve amended 2007 Long-Term Incentive Plan

✓ **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

WHAT WOULD THE AMENDMENT DO?

- **Add 150M shares to the Plan's share pool**, bringing total # of Plan shares available for new grants to 373.5M*, which we expect to last us 4–5 years
- **Extend Plan's term to 2027** (but we expect to ask shareowners to reapprove the Plan no later than the 2022 annual meeting)
- **Add non-employee directors as Plan participants**, bringing the director DSU program under the Plan
- **Establish annual limit for director compensation** ($1.5 million, applies to both cash & equity compensation)
- **Make certain other changes to the Plan**, as described on page 56

KEY DATA ABOUT OUR EQUITY COMPENSATION SHARE USAGE**

BURN RATE

WHAT THIS MEASURES: how rapidly we are using the Plan's share pool

HOW WE MANAGE: by considering the aggregate value of our equity grants in the context of GE's stock price & other compensation actions (over last 5 years, the Compensation Committee has twice reset overall grant levels)

GROSS

GE	0.6%	*Excludes* forfeited shares returned to share pool
Dow 30	0.9%	

NET

GE	0.5%	*Includes* forfeited shares returned to share pool
Dow 30	0.7%	

GOOD GOVERNANCE FEATURES OF THE PLAN

✓ **LIMITS ON SHARE POOL & NUMBER OF SHARES GRANTED AS "FULL VALUE" AWARDS**

✓ **10-YEAR MAXIMUM STOCK OPTION TERMS**

✗ **NO STOCK OPTION REPRICING**

✗ **NO DISCOUNTED STOCK OPTION GRANTS**

✗ **NO AUTOMATIC CHANGE-OF-CONTROL BENEFITS**

✗ **NO SHARE RECYCLING**

OUR CURRENT EQUITY GRANT PRACTICES

✓ **BALANCED AWARD MIX** of PSUs, RSUs & options for senior officers

✓ **LONG-TERM VESTING** with 5 years for options/RSUs & 3 years for PSUs

✗ **NO DIVIDEND EQUIVALENT PAYMENTS** to executive officers on unearned RSUs/PSUs

OVERHANG

WHAT THIS MEASURES: potential shareowner dilution from outstanding equity awards & available share pool

HOW WE MANAGE: through our buyback program (in 2016, we repurchased $22B of GE Shares, approximately $1.9B of which was to offset dilution)

GE		7.8%
Dow 30		10.5%

CONCENTRATION RATIO

WHAT THIS MEASURES: the concentration of Plan benefits directed to our proxy officers

HOW WE MANAGE: by granting equity awards to 5,000+ employees to align their interests with shareowners'

GE		4.2%
Dow 30		7.6%

---

* Total share pool under the Plan would be 1,075M shares, which reflects the Plan being in place since 2007.

** GE data covers 2014-2016 while Dow 30 data covers 2013–2015 (the last year for which data is available). Please see "Key Data About Our Grant Practices" on page 57 for more information about these metrics & how we calculate them.

Audit

YOUR VOTE IS NEEDED ON MANAGEMENT PROPOSAL #5:

Ratification of our selection of KPMG as independent auditor for 2017

YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL

In engaging KPMG for 2017, we reviewed:

- KPMG's performance on GE audit... includes results of internal, worldwide survey
- KPMG's capability & expertise in handling breadth & complexity of our worldwide operations
- KPMG's known legal & regulatory risks... includes interview with KPMG's chairman & review of the number of audit clients with restatements as compared to other Big 4 firms
- External data on audit quality & performance... includes recent PCAOB reports on KPMG & peer firms
- Appropriateness of KPMG's fees on both an absolute basis & relative to peer firms
- KPMG's tenure & independence... including benefits & independence risks of long-tenured auditor & controls/processes that help ensure KPMG's independence

BENEFITS OF A LONG-TENURED AUDITOR

HIGHER AUDIT QUALITY

- Institutional knowledge & deep expertise — through 100+ years of experience with GE & 1,350+ statutory GE audits in 80+ countries

EFFICIENT FEE STRUCTURE

- Familiarity with GE business keeps costs competitive

NO ONBOARDING OR EDUCATING NEW AUDITOR

- Saves management's time & resources

INDEPENDENCE CONTROLS

THOROUGH AUDIT COMMITTEE OVERSIGHT

- Includes private meetings with KPMG (8X+ per year)
- Annual evaluation
- Committee-directed process for selecting lead audit engagement partner

RIGOROUS LIMITS ON NON-AUDIT SERVICES

- Audit Committee preapproves non-audit services
- Certain types of otherwise permissible services prohibited
- KPMG engaged only when best-suited for the job

STRONG INTERNAL KPMG INDEPENDENCE PROCESS

- Includes periodic internal quality reviews
- Large number of partners staffed on GE audit (~300)
- Lead audit engagement partner rotation every 5 years

ROBUST REGULATORY FRAMEWORK

- KPMG subject to PCAOB inspections, Big 4 peer reviews & PCAOB/SEC oversight

KPMG Fees

(in millions)	Audit[1]	Audit-related[2]	Tax[3]	All Other[4]	Total
2016	$81.5	$6.9	$1.5	$0.0	$89.9
2015	$75.0	$20.8	$1.8	$0.0	$97.6

1 Audit & review of financial statements for 10-K/10-Q, internal control over financial reporting audit, statutory audits; year-over-year increase largely driven by the Alstom acquisition.
2 Assurance services, M&A due diligence & audit services, employee benefit plan audits; year-over-year decrease largely driven by work performed in 2015 related to the GE Capital exit plan and Synchrony Financial split-off.
3 Tax compliance & tax advice/planning.
4 GE did not engage KPMG for any other services.

See "Audit" on page 62 for more information.

WHAT WE ARE PAYING FOR

500K+
audit hours

1,350+
statutory audits globally

~300
partners

Shareowner Proposals

YOUR VOTE IS NEEDED ON THE FOLLOWING PROPOSALS

YOUR BOARD RECOMMENDS A VOTE AGAINST THESE PROPOSALS

	Proposal	Proponent	What the proposal asks for	Why the Board recommends a vote Against the proposal
1	**Lobbying report** see page 65	PhilPERS*	Provide annual report on GE's lobbying activity	GE already provides comprehensive disclosure of its political & lobbying activities on our Sustainability website
2	**Independent chair** see page 66	Kenneth Steiner	Require board chair to be independent at the next CEO transition	GE believes that our present leadership structure is the most effective for GE, and we will continue to monitor this issue (as we do all governance issues)
3	**Cumulative voting** see page 68	Martin Harangozo	Allow shareowners to aggregate their shares & vote all for one or more nominees	Directors should be elected & accountable to all shareowners, not special interests
4	**Charitable giving report** see page 69	NCPPR**	Provide annual report on GE's charitable giving	GE already provides comprehensive disclosure of its charitable giving on our Sustainability website

*PhilPERS = City of Philadelphia Public Employees Retirement System
**NCPPR = National Center for Public Policy Research

How to Submit a Proposal for Next Year

	Proposals to include in proxy*	Director nominees to include in proxy (proxy access)**	Other proposals/nominees to be presented at annual meeting**
Minimum GE stock ownership requirement	$2,000	3% for 3 years (up to 20 shareowners can aggregate)	1 share
Deadline for GE to receive	Close of business on 11/10/17	Between 10/11/17 and close of business on 11/10/17	
Where to send	**By mail:** Alex Dimitrief, Secretary, General Electric Company, at the address listed on the inside front cover of this proxy statement **By email:** shareowner.proposals@ge.com		
What to include	Information required by SEC rules	Information required by our by-laws	

*Proposals must satisfy SEC requirements, including Rule 14a-8
**Proposals not submitted pursuant to SEC Rule 14a-8, as well as any director nominees, must satisfy GE's by-law requirements, which are available on GE's website (see "Helpful Resources" on page 81)

Annual Meeting



You are invited to attend GE's 2017 annual meeting. This page contains important information about the meeting, including how you can make sure your views are represented by voting today. Be sure to check out our interactive, mobile-friendly online proxy, annual report and integrated summary report at the websites below.

Cordially,
Alex Dimitrief, Secretary

LOGISTICS

DATE:
April 26, 2017

TIME:
10:00 a.m. Eastern Time

WEBCAST:
www.ge.com/investor-relations

LOCATION:
GE Aviation,
502 Sweeten Creek
Industrial Park Road,
Asheville, North Carolina 28803

ATTENDING IN PERSON:
You must be a GE shareowner as of the record date, and you must bring your admission card & photo ID. Follow the instructions on page 73 or on our proxy website



Want to submit a question for discussion at the annual meeting?

Please visit our proxy website at **www.ge.com/proxy**

VOTING Q&A

Who can vote? Shareowners as of our record date, February 27, 2017

How many shares are entitled to vote?
8.7 billion common shares (preferred shares are not entitled to vote)

How many votes do I get? One vote on each proposal for each share you held as of the record date (see first question above)

Do you have an independent inspector of elections?
Yes, you can reach them at IVS Associates, 1000 N. West St., Ste. 1200, Wilmington, DE 19801

Can I change my vote? Yes, by voting in person at the meeting, delivering a new proxy or notifying IVS Associates in writing. But, if you hold shares through a broker, you will need to contact them

Is my vote confidential? Yes, only IVS Associates & certain GE employees/agents have access to individual shareowner voting records

How many votes are needed to approve a proposal? Majority of votes cast; abstentions & broker non-votes generally are not counted & have no effect

Where can I find out more information?
See "Voting & Meeting Information" on page 71

AGENDA

Elect the 18 directors named in the proxy for the coming year

> ✓ **Your Board recommends a vote FOR each director nominee**

read more on page 12

Approve our named executives' compensation in advisory vote

> ✓ **Your Board recommends a vote FOR this proposal**

read more on page 30

Approve the frequency of future say-on-pay votes

> ✓ **Your Board recommends a vote for ONE YEAR on this proposal**

read more on page 30

Approve our amended 2007 Long-Term Incentive Plan

> ✓ **Your Board recommends a vote FOR this proposal**

read more on page 56

Approve the material terms of senior officer performance goals

> ✓ **Your Board recommends a vote FOR this proposal**

read more on page 61

Ratify the selection of KPMG as independent auditor for 2017

> ✓ **Your Board recommends a vote FOR this proposal**

read more on page 62

Vote on shareowner proposals included in proxy if properly presented at the meeting

> ✗ **Your Board recommends a vote AGAINST each proposal**

read more on page 65

Shareowners also will transact any other business that properly comes before the meeting

HOW YOU CAN VOTE

	Do you hold shares directly with GE or in the Retirement Savings Plan (RSP)?	Do you hold shares through a bank or broker?
	Use the Internet at www.proxypush.com/GE	Use the Internet at www.proxyvote.com
	Call toll-free (US/Canada) 1-866-883-3382	Call toll-free (US/Canada) 1-800-454-VOTE (8683)
	Mail your signed proxy form	Mail your signed voting instruction form

---

Check out our interactive, mobile-friendly online proxy, annual report & integrated summary report

www.ge.com/proxy

www.ge.com/annualreport

www.ge.com/ar2016/integrated-report









Governance

ELECTION OF DIRECTORS

What are you voting on?

At the 2017 annual meeting, 18 directors are to be elected to hold office until the 2018 annual meeting and until their successors have been elected and qualified.

All nominees are current GE Board members who were elected by shareowners at the 2016 annual meeting, except for Steven Mollenkopf, who was appointed to the Board in November 2016, and Risa Lavizzo-Mourey, whose Board service would commence upon her election at the annual meeting.

YOUR BOARD RECOMMENDS A VOTE FOR EACH OF THE FOLLOWING DIRECTOR NOMINEES

Sébastien M. Bazin

DIRECTOR SINCE: 2016
AGE: 55
BIRTHPLACE: FRANCE
INDEPENDENT

Chairman and CEO, AccorHotels, a global hotel company, Paris, France (since 2013) Leadership, Global

PRIOR BUSINESS EXPERIENCE

- CEO, Europe Colony Capital, a private investment firm (1997–2013) Leadership, Investor, Industry/Operations
- Group Managing Director, CEO and General Manager, Immobilière Hôtelière (1992–1997)
- Began career in 1985 in U.S. finance sector, becoming Vice President, M&A, PaineWebber Finance

CURRENT PUBLIC COMPANY BOARDS

- General Electric
- AccorHotels
- China Lodging Group*

PAST PUBLIC COMPANY BOARDS

- Vice Chairman, Carrefour, a multinational French retailer Global

OTHER POSITIONS

- Vice Chairman, Supervisory Board, Gustave Roussy Foundation, cancer research funding Industry
- Chairman, Théâtre du Châtelet

EDUCATION

- Sorbonne University
- MA (Economics), Sorbonne University

* Directorship held in his capacity as CEO of AccorHotels. See "Limits on Director Service on Other Public Boards" on page 27 for more information.

W. Geoffrey Beattie

DIRECTOR SINCE: 2009
AGE: 56
BIRTHPLACE: CANADA
INDEPENDENT

CEO, Generation Capital, a private investment company, Toronto, Canada (since 2013) Leadership, Investor

PRIOR BUSINESS EXPERIENCE

- CEO, The Woodbridge Company, a multinational Canadian company that is the majority shareholder of Thomson Reuters, a large information technology company (1998–2012) Leadership, Global, Investor
- Deputy chairman, Thomson Reuters (2000–2013) Finance
- Partner at Toronto law firm Torys (prior to joining The Woodbridge Company)

CURRENT PUBLIC COMPANY BOARDS

- General Electric
- Royal Bank of Canada, a leading global financial services company (chairman of Risk Committee) Risk Management
- Maple Leaf Foods (chairman of Governance Committee)
- Acasta Enterprises, a special purpose acquisition corporation that has announced investments in consumer staples and commercial aviation finance businesses (Lead Director)

PAST PUBLIC COMPANY BOARDS

- Thomson Reuters

OTHER POSITIONS

- Chairman, Relay Ventures, a Canadian venture capital firm
- Director, DBRS, a rating agency

EDUCATION

- Law degree, University of Western Ontario

Leadership | Global | Industry/Operations | Finance | Talent Development | Investor | Technology | Risk Management | Government | Marketing

John J. Brennan





DIRECTOR SINCE: 2012
AGE: 62
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Chairman, FINRA, Washington, DC, and Chairman Emeritus and senior advisor, The Vanguard Group, Malvern, PA (since 2010) Leadership, Investor, Talent Development

PRIOR BUSINESS EXPERIENCE
– Chairman and CEO, Vanguard, a global investment management company (CEO 1996–2008; Chairman 1998–2009)
– CFO and president, Vanguard (joined in 1982) Finance

PRIOR REGULATORY EXPERIENCE
– Lead governor, Board of Governors of Financial Industry Regulatory Authority (FINRA), financial services industry regulator Risk Management, Finance
– Former chairman, Financial Accounting Foundation, overseer for financial accounting/reporting standard-setting boards Finance

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– American Express
– LPL Financial Holdings

PAST PUBLIC COMPANY BOARDS
– The Hanover Insurance Group

OTHER POSITIONS
– Director, Guardian Life Insurance Company of America
– Chairman, The Vanguard Charitable Endowment Program
– Chair, Board of Trustees, University of Notre Dame

EDUCATION
– Dartmouth College
– MBA, Harvard University

Francisco D'Souza





DIRECTOR SINCE: 2013
AGE: 48
BIRTHPLACE:
KENYA
INDEPENDENT

CEO, Cognizant Technology Solutions Corporation, a multinational IT company, Teaneck, NJ (since 2007) Leadership, Global, Technology, Finance

PRIOR BUSINESS EXPERIENCE
– President, Cognizant (2007–2012)
– COO, Cognizant (2003–2006)
– Co-founded Cognizant (1994)
– Previously held various roles at Dun & Bradstreet

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Cognizant

OTHER POSITIONS
– Board Co-Chair, New York Hall of Science
– Trustee, Carnegie Mellon University
– International Advisory Panel Member, Banco Santander

EDUCATION
– University of Macau
– MBA, Carnegie Mellon University

Marijn E. Dekkers





DIRECTOR SINCE: 2012
AGE: 59
BIRTHPLACE:
NETHERLANDS
INDEPENDENT

Chairman of the Board, Unilever, a multinational consumer goods company, Rotterdam, Netherlands and London, United Kingdom (since 2016) Leadership, Global

PRIOR BUSINESS EXPERIENCE
– CEO, Bayer AG, a multinational life sciences company based in Germany (2010–2016) Leadership, Global, Industry/Operations, Technology, Talent Development
– President and CEO, Thermo Electron Corporation, the world's leading manufacturer of laboratory instruments (later renamed Thermo Fisher Scientific) (2002–2009) Leadership, Industry/Operations, Technology
– Previously worked at Allied Signal (subsequently Honeywell) and as a scientist at GE's Global Research Center

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Unilever

PAST PUBLIC COMPANY BOARDS
– Biogen Idec, a biotechnology company Industry, Technology
– Thermo Fisher Scientific

EDUCATION
– BS (chemistry), Radboud University of Nijmegen (Netherlands)
– PhD (chemical engineering), University of Eindhoven (Netherlands)

Leadership   Global   Industry/Operations   Finance   Talent Development   Investor   Technology   Risk Management   Government   Marketing

Peter B. Henry





DIRECTOR SINCE: **2016**
AGE: **47**
BIRTHPLACE:
JAMAICA
INDEPENDENT

Ninth Dean and professor of economics & finance, NYU's Stern School of Business,* New York, NY (since 2010) Leadership, Finance, Talent Development

PRIOR ACADEMIC EXPERIENCE
– Konosuke Matsushita Professor of International Economics, Stanford University's Graduate School of Business (2008–2010) Global, Finance, Talent Development
– Joined Stanford University in 1997 and held various positions
– Rhodes Scholar
– Prominent writer in the field of economics, international finance and emerging markets Global

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Citigroup

PAST PUBLIC COMPANY BOARDS
– Kraft Foods

OTHER POSITIONS
– Board member & Vice Chair, Economic Club of New York
– Board member, National Bureau of Economic Research
– Member, Federal Reserve Bank of New York's Economic Advisory Panel Government
– Member, President's Commission on White House Fellowships Government
– Led 2008 Presidential Transition Team's review of international lending agencies Government
– Board member, Council on Foreign Relations

EDUCATION
– University of North Carolina at Chapel Hill
– Oxford University (mathematics)
– PhD (economics), MIT

*Mr. Henry will retire as Dean at the end of 2017 but will continue to serve as a member of the Stern faculty.

Susan J. Hockfield





DIRECTOR SINCE: **2006**
AGE: **65**
BIRTHPLACE:
UNITED STATES
INDEPENDENT

President Emerita and professor of neuroscience, MIT (President Emerita since 2012; Professor since 2004), Cambridge, MA Technology, Industry/Operations

PRIOR ACADEMIC EXPERIENCE
– President, MIT, a leading research university (2004–2012) Leadership, Talent Development
– Provost, Yale University, a leading university (2003–2004) Leadership, Talent Development
– Dean, Yale Graduate School of Arts & Sciences (1998–2002)
– Faculty member, Yale University (1985–2004)
– Previously a member of the scientific staff at the Cold Spring Harbor Laboratory
– Leading research neuroscientist

CURRENT PUBLIC COMPANY BOARDS
– General Electric

PAST PUBLIC COMPANY BOARDS
– Qualcomm

OTHER POSITIONS
– Board member, Partners Healthcare, a large hospital operator Industry/Operations
– Former co-chair, Advanced Manufacturing Partnership, a US Presidential manufacturing initiative Industry/Operations
– Former member, Commission to Review the Effectiveness of the National Energy Laboratories, US Department of Energy Industry/Operations
– President, American Association for the Advancement of Science
– Member, American Academy of Arts & Sciences
– Board member, Council on Foreign Relations
– Member, MIT Corporation
– Former Foundation Board member, World Economic Forum

EDUCATION
– University of Rochester
– PhD, Georgetown University (neuroscience concentration)

Jeffrey R. Immelt





DIRECTOR SINCE: **2000**
AGE: **61**
BIRTHPLACE:
UNITED STATES

Chairman and CEO, General Electric, Boston, MA (since 2001) Leadership, Global, Industry/Operations

PRIOR BUSINESS EXPERIENCE
– President and chairman-elect, GE (2000)
– SVP, GE, and President and CEO, GE Medical Systems (1996–2000)
– VP, GE, and general manager, GE Plastics Americas (1993–1996)
– Joined GE in 1982 in corporate marketing and held series of leadership positions with GE Plastics in sales, marketing and global product development
– Named one of the "World's Best CEOs" three times by Barron's

CURRENT PUBLIC COMPANY BOARDS
– General Electric

OTHER POSITIONS
– Member, U.S. Presidential committee on American manufacturing Government
– Former chairman, U.S. Presidential Council on Jobs and Competitiveness Government
– Former director, Federal Reserve Bank of New York, a government-organized financial and monetary policy organization
– Former trustee, Dartmouth College
– Member, American Academy of Arts & Sciences

EDUCATION
– Dartmouth
– MBA, Harvard University

Leadership   Global   Industry/Operations $ Finance   Talent Development   Investor   Technology   Risk Management   Government   Marketing

Andrea Jung




DIRECTOR SINCE: 1998
AGE: 58
BIRTHPLACE:
CANADA
INDEPENDENT

President and CEO, Grameen America, a non-profit microfinance organization (since 2014), New York, NY Leadership

PRIOR BUSINESS EXPERIENCE
– Chairman and CEO, Avon Products, a global consumer products company with a large and complex sales and marketing network (CEO 1999–2012; Chairman 2001–2012) Leadership, Global, Marketing, Talent Development
– Joined Avon in 1994
– Previously served as EVP, Neiman Marcus, and SVP, I. Magnin

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Apple (former co-lead director), a leading technology company Technology
– Daimler, a global European automaker Global, Technology

PAST PUBLIC COMPANY BOARDS
– Avon

OTHER POSITIONS
– Member, Committee for Economic Development of the Conference Board
– Director, Grameen America
– Former trustee, New York Presbyterian Hospital
– Former chairman, World Federation of Direct Selling Associations

EDUCATION
– Princeton University

Robert W. Lane




DIRECTOR SINCE: 2005
AGE: 67
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Former Chairman and CEO, Deere & Company, an agricultural, construction and forestry equipment manufacturing company, Moline, IL (since 2010)
Leadership, Finance, Global, Industry/Operations, Talent Development

PRIOR BUSINESS EXPERIENCE
– Chairman and CEO, Deere (CEO 2000–2009; Chairman 2000–2010)
– Previously COO and CFO at Deere Finance
– Joined Deere in 1982 after career in global banking and served in leadership positions in its global construction equipment and agricultural divisions and at Deere Credit

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– BMW, a global European automaker Global

PAST PUBLIC COMPANY BOARDS
– Deere
– Verizon Communications
– Northern Trust Corporation, a global financial services company Global, Finance

OTHER POSITIONS
– Trustee, University of Chicago

EDUCATION
– Wheaton College
– MBA, University of Chicago

Risa Lavizzo-Mourey




DIRECTOR SINCE:
NEW NOMINEE
AGE: 62
BIRTHPLACE:
UNITED STATES
INDEPENDENT

President and CEO, Robert Wood Johnson Foundation,* largest U.S. philanthropy organization dedicated to health, Princeton, NJ (since 2003)
Leadership, Industry/Operations

PRIOR BUSINESS EXPERIENCE
– Senior Vice President, Robert Wood Johnson Foundation (2001–2003)

PRIOR ACADEMIC EXPERIENCE
– Sylvan Eisman Professor of Medicine and Health Care Systems (1995–2001), Director, Institute on Aging (1994–2002), Chief of Geriatric Medicine (1986–1992), University of Pennsylvania Medical School Industry/Operations, Talent Development

PRIOR GOVERNMENT EXPERIENCE
– Deputy Administrator, Agency for Health Care Research and Quality (1992–1994) Government
– Co-Chair, White House Health Care Reform Task Force, Working Group on Quality of Care (1993–1994) Government
– Advisory Committee Member, Task Force on Aging Research (1985–1992) Government
– Advisory Committee Member, National Committee for Vital and Health Statistics (1988–1992) Government
– Advisory Committee Member, President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry (1997–1998) Government

CURRENT PUBLIC COMPANY BOARDS
– Hess, a global, independent energy company Industry/Operations

PAST PUBLIC COMPANY BOARDS
– Genworth Financial
– Beckman Coulter

OTHER POSITIONS
– Trustee, Smithsonian Institution Board of Regents
– Board of Fellows, Harvard Medical School
– Member, National Academy of Medicine

EDUCATION
– U. of Washington & SUNY Stony Brook
– MD, Harvard Medical School
– MBA, University of Pennsylvania

*Dr. Lavizzo-Mourey is expected to retire from the Foundation in the first half of 2017.

⚲ Leadership   🌐 Global   🔧 Industry/Operations   💲 Finance   🎓 Talent Development   📊 Investor   🖥 Technology   ⚠ Risk Management   🏛 Government   ⊘ Marketing

Rochelle B. Lazarus




DIRECTOR SINCE: **2000**
AGE: **69**
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Chairman Emeritus and former CEO, Ogilvy & Mather Worldwide, a global marketing communications company, New York, NY (since 2012) Leadership, Global, Talent Development, Marketing

PRIOR BUSINESS EXPERIENCE
– Chairman and CEO, Ogilvy & Mather (CEO 1996–2008; Chairman 1997–2012)
– President and COO, Ogilvy & Mather (1995–1996)
– Joined Ogilvy & Mather in 1971 and served in leadership positions in its U.S. direct marketing business and its New York and North American operations

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Blackstone Group, a global financial services company Industry/ Operations, Global
– Merck, a global pharmaceutical company Industry/Operations

OTHER POSITIONS
– Trustee, New York Presbyterian Hospital, a leading U.S. hospital Industry/Operations
– Board of Governors, FINRA
– Director, World Wildlife Fund
– Director, Lincoln Center for the Performing Arts
– Defense Business Board
– Board of Overseers, Columbia Business School

EDUCATION
– Smith College
– MBA, Columbia University

Lowell C. McAdam




DIRECTOR SINCE: **2016**
AGE: **62**
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Chairman and CEO, Verizon Communications, a leading provider of wireless and global Internet networks and services, New York, NY (CEO since 2011, chair since 2012) Leadership, Global, Technology, Finance

PRIOR BUSINESS EXPERIENCE
– President and COO, Verizon (2010–2011)
– Previously held key executive positions at Verizon Wireless, including president and CEO (2000–2010)
– President and CEO, PrimeCo Personal Communications (1997–2000)
– Held various executive positions at AirTouch Communications and Pacific Bell

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Verizon Communications

OTHER POSITIONS
– Trustee, Cornell University
– Chair, Cornell Tech Board of Overseers

EDUCATION
– Cornell University
– MBA, University of San Diego

Steven M. Mollenkopf




DIRECTOR SINCE: **2016**
AGE: **48**
BIRTHPLACE:
UNITED STATES
INDEPENDENT

CEO and director, Qualcomm, a multinational semiconductor and telecommunications equipment company, San Diego, CA (CEO since 2014, director since 2013) Leadership, Global, Technology, Finance

PRIOR BUSINESS EXPERIENCE
– CEO-elect and President, Qualcomm (2013–2014)
– President and COO, Qualcomm (2011–2013)
– Joined Qualcomm in 1994 as an engineer and held series of leadership positions in engineering and product management
– Published author and holder of seven patents in the semiconductor and telecommunications fields

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Qualcomm

OTHER POSITIONS
– Director, Global Semiconductor Alliance
– Director, Semiconductor Industry Association
– Engineering Advisory Council, University of Michigan

EDUCATION
– Virginia Tech
– MS (electrical engineering), University of Michigan

Leadership   Global   Industry/Operations $ Finance   Talent Development   Investor   Technology   Risk Management   Government   Marketing

James J. Mulva





DIRECTOR SINCE: **2008**
AGE: **70**
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Former Chairman, President and CEO, ConocoPhillips, an integrated global energy company, Houston, TX (since 2012) **Leadership, Global, Industry/Operations**

PRIOR BUSINESS EXPERIENCE
- Chairman, President and CEO, ConocoPhillips (President and CEO 2002–2012; Chairman 2004–2012)
- Previously served in various leadership positions at Phillips Petroleum, including CFO, chairman and CEO Finance

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- General Motors Global

PAST PUBLIC COMPANY BOARDS
- Statoil, a leading oil and gas company based in Norway Industry/Operations, Global

OTHER POSITIONS
- Chair, Board of Visitors, M.D. Anderson Cancer Center, a leading cancer center Industry/Operations
- Former chairman, American Petroleum Institute

EDUCATION
- University of Texas
- MBA, University of Texas

James E. Rohr





DIRECTOR SINCE: **2013**
AGE: **68**
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Former Chairman and CEO, PNC Financial Services Group, a large financial services company, Pittsburgh, PA (since 2014) **Leadership, Risk Management, Talent Development**

PRIOR BUSINESS EXPERIENCE
- Chairman and CEO, PNC (CEO 2000–2013; Chairman 2001–2014)
- Joined PNC in 1972 and served in various management positions, including as president, vice chair and COO

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- Allegheny Technologies
- EQT (lead independent director), a large natural gas company Industry/Operations
- Marathon Petroleum, a multinational oil company Industry/Operations

PAST PUBLIC COMPANY BOARDS
- BlackRock, a multinational investment management company Investor
- PNC

OTHER POSITIONS
- Former President, Federal Advisory Council of Board of Governors, Federal Reserve, the U.S. central banking system Risk Management
- Chairman, Board of Trustees, Carnegie Mellon University
- Trustee, University of Notre Dame

EDUCATION
- University of Notre Dame
- MBA, The Ohio State University

Mary L. Schapiro





DIRECTOR SINCE: **2013**
AGE: **61**
BIRTHPLACE:
UNITED STATES
INDEPENDENT

Vice Chair, Advisory Board, Promontory Financial Group, a leading strategy, risk management and regulatory compliance consulting firm, Washington, DC (since 2014) **Risk Management, Finance**

PRIOR BUSINESS EXPERIENCE
- Managing director and chairman of governance and markets practice, Promontory (2013–2014)

PRIOR REGULATORY EXPERIENCE
- 29th Chairman, SEC, U.S. agency that implements and enforces the federal securities laws (2009–2012) Leadership, Government
- Chairman and CEO, FINRA, financial services industry regulator (2006–2008) Leadership, Government
- Previously, held key executive positions at FINRA, including vice chairman and president of NASD Regulation (1996–2006)
- Chairman, CFTC, U.S. federal agency that regulates the futures trading industry (1994–1996) Leadership, Government
- Commissioner, SEC (1988–1994) Government

CURRENT PUBLIC COMPANY BOARDS
- General Electric
- London Stock Exchange Group

PAST PUBLIC COMPANY BOARDS
- Duke Energy
- Kraft Foods

OTHER POSITIONS
- Vice chair, Sustainability Accounting Standards Board
- Governing Board member, Center for Audit Quality
- Senior advisor for governance and regulatory, Hudson Executive Capital
- Advisory Board member, SpruceView Capital
- Trustee, MITRE Corporation

EDUCATION
- Franklin & Marshall College
- JD, George Washington University

Ⓡ Leadership   🌐 Global   🔧 Industry/Operations $ Finance   🎓 Talent Development   📊 Investor   🖥 Technology   ⚠ Risk Management   🏛 Government   Ⓜ Marketing

James S. Tisch




DIRECTOR SINCE: **2010**
AGE: **64**
BIRTHPLACE:
UNITED STATES
INDEPENDENT

President and CEO, Loews Corp., a diversified holding company with subsidiaries involved in energy, insurance and hospitality, New York, NY (since 1998) Leadership, Global, Finance, Industry/Operations, Investor

CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Loews and two of its subsidiaries, CNA Financial, a property and casualty insurance company, and Diamond Offshore Drilling (chairman), an offshore drilling contractor Industry/Operations

OTHER POSITIONS
– Director, Mount Sinai Medical Center, a leading U.S. hospital Industry/Operations
– Former director, Federal Reserve Bank of New York, a government-organized financial and monetary policy organization
– Chairman, WNET (nonprofit)
– Director, New York Public Library
– Director, Partnership for New York City
– Member, Council on Foreign Relations
– Member, American Academy of Arts & Sciences

EDUCATION
– Cornell University
– MBA, University of Pennsylvania

DIRECTOR RECRUITMENT PROCESS

CANDIDATE RECOMMENDATIONS
From shareowners, management, directors & search firms

GOVERNANCE COMMITTEE
– Discusses & interviews candidates
– Reviews qualifications & expertise, tenure, regulatory requirements & cognitive diversity
– Recommends nominees

BOARD OF DIRECTORS
Discusses, analyzes independence & selects nominees

SHAREOWNERS
Vote on nominees at annual meeting

Board Composition

How We Build a Board That Is Right for GE

We believe that GE benefits by fostering a mix of experienced directors with a deep understanding of the company's industries and technologies and who bring fresh perspectives. The Governance & Public Affairs Committee (the Governance Committee) is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the committee continuously reviews potential candidates and recommends nominees to the Board for approval.

Because GE is considered a very desirable Board, we are able to recruit exceptionally talented directors on an ongoing basis. In this regard, the committee has recruited 10 new directors to the Board over the past five years, including two new directors since the 2016 annual meeting.

IMPORTANT FACTORS IN ASSESSING BOARD COMPOSITION
The Governance Committee strives to maintain an engaged, independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareowners. The committee considers a wide range of factors when selecting and recruiting director candidates, including:

— Ensuring an experienced, qualified Board with expertise in areas relevant to GE.
  The committee seeks directors who have held significant leadership positions and can bring to the Board specific types of experience relevant to GE, as described below.

LEADERSHIP EXPERIENCE

 18/18 directors

We believe that directors who have held significant leadership positions over an extended period, especially CEO positions, possess extraordinary leadership qualities and demonstrate a practical understanding of organizations, processes, strategy and risk management, and know how to drive change and growth.

GLOBAL EXPERIENCE

 13/18 directors

We have added directors with global business experience because GE's continued success depends, in part, on continuing to grow its businesses outside the US. For example, approximately 57% of our revenues and 62% of our infrastructure orders came from outside the US in 2016.

FINANCE EXPERIENCE

 11/18 directors

GE uses a broad set of financial metrics to measure its performance, and accurate financial reporting and robust auditing are critical to our success. We have added a number of directors who qualify as audit committee financial experts, and we expect all of our directors to have an understanding of finance and financial reporting processes.

INDUSTRY/OPERATIONS EXPERIENCE

 10/18 directors

We have sought directors with leadership and operational experience in the industries in which we compete. For example, over the last few years we have added directors with oil and gas and healthcare industry experience given the significance of our Oil & Gas and Healthcare businesses, which comprise 10% and 15% of our revenues, respectively.

TALENT DEVELOPMENT EXPERIENCE

 9/18 directors

In light of the importance of the Board's role in succession planning, we have sought directors with talent development experience, including those with academic backgrounds. We believe that these directors have a unique ability to inspire and develop others and are highly skilled in identifying talent.

TECHNOLOGY EXPERIENCE

 6/18 directors

As a science and technology company and leading innovator, we have added directors with technology backgrounds because our success depends on developing and investing in new technologies and ideas. Technology experience has become increasingly important as we intensify our focus on software and the Industrial Internet with the launch of GE Digital.

INVESTOR EXPERIENCE

 5/18 directors

To ensure strong alignment with our investors, we have added directors who have experience overseeing investments and investment decisions. We believe that these directors can help focus management and the Board on the most critical value drivers for the company.

RISK MANAGEMENT EXPERIENCE

4/18 directors

In light of the Board's role in overseeing risk management and understanding the most significant risks facing the company, we have added directors with experience in risk management and oversight. As the Board's risk management focus shifts from financial services to industrial and product risk (as reflected in our committee structure changes), we expect to calibrate our future recruitment priorities accordingly.

GOVERNMENT EXPERIENCE

4/18 directors

We have added directors with experience in governmental and regulatory organizations because many of GE's businesses are heavily regulated and are directly affected by governmental actions and socioeconomic trends.

MARKETING EXPERIENCE

2/18 directors

GE seeks to grow organically by identifying and developing new markets for its products and services. Directors with marketing expertise, especially on an international scale, are therefore important to us. Marketing and branding expertise is also important as we shift our portfolio to be more industrial and software focused.

— **Enhancing the Board's diversity of background.** The Board does not have a formal diversity policy, but the Governance Committee takes into account a candidate's ability to contribute to the cognitive diversity of backgrounds on the Board. To this end, we consider attributes such as race, ethnicity, gender, age, cultural background and professional experience. The committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

— **Complying with regulatory requirements and the Board's independence guidelines.** The committee considers regulatory requirements affecting directors, including potential competitive restrictions. It also looks at other positions the director has held or holds (including other board memberships), and the Board reviews director independence.

CANDIDATE RECOMMENDATIONS. The committee considers all shareowner recommendations for director candidates. We evaluate them in the same manner as candidates suggested by other directors and candidates suggested by third-party search firms (which the company retains from time to time, and has retained over the past year, to help identify potential candidates). Mr. Mollenkopf and Dr. Lavizzo-Mourey were initially recommended to the Governance Committee by a third-party search firm and an independent director, respectively.

How We Assess Board Size

The Governance Committee takes a fresh look at Board size each year, consistent with the Board's Governance Principles (see "Helpful Resources" on page 81). The committee believes that the proposed size of the Board (18 directors), while large, is appropriate in view of the size of GE and the diversity and complexity of the businesses and markets in which we operate. The committee also expects to reduce the size of the Board as incumbent directors transition off the Board. For example, the committee expects that Andrea Jung (our longest-tenured director) will not be renominated in 2018 and that Shelly Lazarus (our next longest-tenured director) will not be renominated in 2019. Following these final transitions under the Board's term limit policy, which we believe will ensure Board continuity, we do not expect that any other director will be allowed to serve on the Board for more than 15 years.

BOARD PRIORITIES GOING FORWARD

Continuing to ensure a cognitively diverse Board, with the following priorities:



HOW YOU CAN RECOMMEND A CANDIDATE

Write to the Governance Committee, c/o Alex Dimitrief, Secretary, GE, at the address listed on the inside front cover of this proxy statement, and include all information that our by-laws require for director nominations. The general qualifications and specific qualities and skills sought by the committee for directors are discussed under "How We Build a Board That Is Right for GE" on page 18.

HOW WE REFRESH THE BOARD

– **Term limits.** The Board has a 15-year term limit for independent directors (with a 2-year transition period for existing directors).

– **Age limits.** With limited exceptions, directors may not be renominated to the Board after their 75th birthday.

– **Board evaluation.** Each year, the Board assesses its effectiveness through a process led by its lead director. See "How We Evaluate the Board's Effectiveness" on page 23.

See the Board's Governance Principles (see "Helpful Resources" on page 81) for more information on these policies.

DIRECTOR "MUST-HAVES"

– Highest personal & professional ethics
– Integrity & values
– A passion for learning
– Inquisitive & objective perspective
– A sense of priorities & balance

How We Assess Director Independence

BOARD MEMBERS. The Board's Governance Principles require all non-management directors to be independent. All of our director nominees (listed under "Election of Directors" on page 12) other than Mr. Immelt are independent, as were former directors James I. Cash, Jr., Robert J. Swieringa and Douglas A. Warner III throughout the period they served on our Board.

— **The Board's guidelines.** For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE. The Board's guidelines for director independence conform to, and in some ways are more exacting than, the independence requirements in the New York Stock Exchange's (NYSE) listing standards. In addition to applying these guidelines, which you can find in the Board's Governance Principles on GE's website (see "Helpful Resources" on page 81), the Board considers all relevant facts and circumstances when making an independence determination.

— **Applying the guidelines in 2016.** In assessing director independence for 2016, the Board considered relevant transactions, relationships and arrangements, including relationships among Board members, their family members and the company. For details, see "Relationships and Transactions Considered for Director Independence" below.

COMMITTEE MEMBERS. All members of the Audit Committee, Management Development and Compensation Committee (the Compensation Committee), and Governance Committee must be independent, as defined by the Board's Governance Principles. Some committee members must also meet additional standards:

— **Heightened standards for Audit Committee members.** Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory or other fees from GE or any of its subsidiaries, except compensation for Board service.

— **Heightened standards for members of the Compensation and Governance Committees.** As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation and Governance Committees: no member of either committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from GE or a subsidiary. In addition, in determining that Compensation Committee members are independent, NYSE rules require the Board to consider their sources of compensation, including any consulting, advisory or other compensation paid by GE or a subsidiary.

The Board has determined that all members of the Audit, Compensation and Governance Committees as well as the Technology & Industrial Risk Committee (the Industrial Risk Committee) are independent and also satisfy any committee-specific independence requirements.

Relationships and Transactions Considered for Director Independence

Director/ nominee	Organization	Relationship	GE Transaction & 2016 Magnitude		
			Sales to GE *<1% of other company's revenues*	Purchases from GE *<1% of other company's revenues*	Indebtedness to GE *<1% of GE's assets*
Bazin	AccorHotels	Chair & CEO	✓	N/A	✓
D'Souza	Cognizant	CEO & director	✓	✓	N/A
McAdam	Verizon	Chair & CEO	✓	N/A	✓
Mollenkopf	Qualcomm	CEO & director	✓	N/A	✓
Tisch	Loews	President & CEO	✓	✓	N/A
All directors	Various charitable organizations	Executive, director or trustee	**Charitable contributions from GE** *<1% of the organization's revenues*		

Board Operations

AN INTRODUCTION TO HOW OUR BOARD OPERATES

The Board is elected by shareowners to oversee management and assure that shareowners' long-term interests are being served. Each year, there are eight regularly scheduled Board meetings to review and discuss GE's performance and prospects as well as issues we face. A significant portion of the Board's oversight responsibilities is carried out through its four independent committees.

WHAT'S CHANGED SINCE OUR LAST PROXY STATEMENT?

Reflecting the substantial progress made on GE's strategic shift away from financial services to focus on its industrial businesses, in December 2016 **the Board eliminated the GE Capital Committee** and shifted oversight responsibility for the continuing GE Capital businesses, including their risk appetite, to the Audit Committee.

COMMITTEE COMPOSITION

Independence. All committee members satisfy the NYSE's and GE's definitions of independent director.

Financial acumen. Ms. Shapiro and Messrs. Bazin, Beattie, Mulva and Rohr are "audit committee financial experts" (per SEC rules), and each of these directors, as well as Mr. Henry, are "financially literate" (per NYSE rules).

COMMITTEE OPERATIONS

Each committee meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors.

COMMITTEE RESPONSIBILITIES

The primary responsibilities of each committee are listed to the right. For more detail, see the committee charters and key practices on GE's website (see "Helpful Resources" on page 81).

Full Board



A WORD FROM THE CHAIR & THE LEAD DIRECTOR, JEFF IMMELT & JACK BRENNAN

In 2016, the Board focused on portfolio changes, including the planned Baker Hughes combination and Digital and Additive investments. Other priorities included:

– Alstom integration & GE Capital exit plan progress
– Capital return vs. M&A/organic investment
– Key GE initiatives (simplification, gross margins, cash conversion)

17 MEETINGS IN 2016 (incl. 4 independent director meetings)

MEMBERS

Bazin	Hockfield	McAdam
Beattie	Immelt	Mollenkopf
Brennan	Jung	Mulva
D'Souza	Lane	Rohr
Dekkers	Lavizzo-Mourey*	Schapiro
Henry	Lazarus	Tisch

KEY OVERSIGHT RESPONSIBILITIES

– Corporate strategy
– Capital allocation
– Business development
– Risk management (except as delegated to the committees)

TYPICAL UPDATES AT EVERY MEETING

– Operations (CFO)
– Global growth (CEO of GGO)
– Key businesses (rotates among business CEOs) & initiatives (e.g., Digital & simplificaton)
– M&A (VP of Business Development)

Audit



A WORD FROM THE CHAIR, MARY SCHAPIRO

Purchase accounting related to the Alstom acquisition was a key focus for us in 2016. Other priorities included:

– New revenue recognition standard
– Financial reporting for GE's planned combination with Baker Hughes
– Resource planning for internal audit
– Legacy Alstom compliance & investigative matters

12 MEETINGS IN 2016

MEMBERS

Bazin	Mulva
Beattie	Rohr
Henry	Schapiro

KEY OVERSIGHT RESPONSIBILITIES

– Independent auditor engagement
– Financial reporting & accounting standards
– Internal audit functions (Corporate Audit Staff & GE Capital Audit)
– Disclosure & internal controls
– Compliance & integrity programs

*Effective upon her election at the annual meeting.

Governance



A WORD FROM THE CHAIR, SHELLY LAZARUS

Refreshing the Board and recruiting new directors were key priorities in 2016. We also focused on:

– Political/lobbying strategy after the U.S. Presidential transition
– Board committee reorganization
– Environmental, human rights & supply chain practices
– Director compensation changes

4 MEETINGS IN 2016

MEMBERS

Brennan	Lavizzo-Mourey*
Hockfield	Lazarus
Jung	Tisch

KEY OVERSIGHT RESPONSIBILITIES

– Director recruitment
– Corporate governance
– Board committee structure & membership
– Annual Board self-evaluation
– Conflict-of-interest reviews
– Director compensation
– GE positions on corporate social responsibilities
– Political spending & lobbying

Compensation



A WORD FROM THE CHAIR, JACK BRENNAN

An important item in 2016 was overseeing leadership transitions to support the company's portfolio changes, such as the launch of GE Additive Manufacturing and the GE Capital exit. We also focused on:

– 2016–2018 LTPA program design
– Planning for Baker Hughes
– GE Digital compensation structure

11 MEETINGS IN 2016

MEMBERS

Brennan	Lane
Dekkers	Lazarus
Jung	Rohr

KEY OVERSIGHT RESPONSIBILITIES

– CEO & senior executive performance evaluations
– CEO & senior executive compensation
– Executive succession planning
– Development & selection of senior management
– Incentive compensation programs, including GE's 2007 Long-Term Incentive Plan

Industrial Risk



A WORD FROM THE CHAIRS, MARIJN DEKKERS & SUSAN HOCKFIELD

During 2016, we focused on product risks and cybersecurity. Other priorities included overseeing:

– Launch of GE Additive Manufacturing
– Significant product launches (LEAP aircraft engine & H-class gas turbine)
– Deepwater technologies
– GE's nuclear activities
– Market risk

4 MEETINGS IN 2016

MEMBERS

D'Souza	McAdam
Dekkers	Mollenkopf
Hockfield	Mulva

KEY OVERSIGHT RESPONSIBILITIES

– Technology & product risk & strategy
– Cybersecurity
– Investments & initiatives in science, technology & software
– Science & technology trends
– R&D operations, including our Global Research Centers

*Dr. Lavizzo-Mourey is expected to join the Governance Committee effective upon her election at the annual meeting.

Board Members Visit at Least Two GE Businesses Per Year

GE PRACTICE. We encourage our directors to meet with GE senior managers throughout the company. To facilitate this contact, directors are expected to make at least **two visits** to GE businesses each year, typically unaccompanied by corporate management. Priority goes to those businesses identified as strategically important during the company's annual financial and strategic planning sessions as well as any that were recently acquired or are a particular focus of risk oversight. These visits also serve as an important tool in the Board's succession planning process for the CEO and the rest of the senior leadership team.

10 BUSINESS VISITS IN 2016

⚡ **Power** (Alstom and Power Generation Services)

🏭 **Oil & Gas** (Headquarters and Subsea)

🔌 **Energy Connections & Lighting**

🏥 **Healthcare** (Life Sciences and Imaging)

🚆 **Transportation** (Software)

📊 **Finance** (Headquarters and Investor Relations)



Sweden

Switzerland   Italy

United States

How We Evaluate the Board's Effectiveness

ANNUAL EVALUATION PROCESS. Each year, the lead director interviews each director to obtain his or her assessment of director performance, Board dynamics and the effectiveness of the Board and its committees. The interview focuses on:

— Improving issue prioritization

— Enhancing the quality of written materials and oral presentations

— Assessing how Board matters from the past year could have been handled better

— Identifying specific issues to be discussed in future Board meetings

At times, directors may also complete written assessments. After consulting with the chair of the Governance Committee, the lead director summarizes the directors' assessments for discussion with the Board and committees. From time to time, we engage an independent, third-party governance expert to conduct the interviews. For more information on this evaluation process, see the Board's Governance Principles and the Governance Committee's Key Practices (see "Helpful Resources" on page 81).

CHANGES MADE IN RESPONSE TO 2016 EVALUATIONS

In response to feedback received from our directors in 2016, the Board determined to:

— Recalibrate its risk management focus by restructuring its committee structure (eliminating the GE Capital Committee and creating the Technology & Industrial Risk Committee) in light of the substantial progress made on the GE Capital exit plan;

— Increase its focus on overseeing execution of the company's digital industrial strategy; and

— Continue its robust oversight of the Alstom integration.

Board Leadership Structure

Our CEO serves as the chairman of the Board. An independent director serves as the Board's lead director, with broad authority and responsibility over Board governance and operations.

WHY OUR BOARD LEADERSHIP STRUCTURE IS APPROPRIATE FOR GE. The Board periodically reviews its leadership structure to determine whether it remains appropriate for the company. We believe that our present structure allows our CEO to speak for and lead both GE and the Board and to focus the independent directors' attention on the issues of greatest importance to the company and its shareowners. A strong independent lead director ensures effective and independent Board oversight.

HOW WE SELECT THE LEAD DIRECTOR. The Governance Committee considers feedback from the current lead director, our Board members and the chairman, and then makes a recommendation to the Board's independent directors. Acting on this recommendation, the independent directors elect the lead director. Jack Brennan, chair emeritus of the Vanguard Group, was elected as the lead director in 2014. Under the Board's Governance Principles, Mr. Brennan also serves as chair of the Compensation Committee and as a member of the Governance Committee. In the event of Mr. Brennan's incapacity, the chair of the Governance Committee would serve as the lead director until the independent directors selected a new lead director.

THE LEAD DIRECTOR'S ROLE. The lead director focuses on optimizing the Board's processes and ensuring that it is prioritizing the right matters. Specifically, the lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Board's Governance Principles:

— **Board leadership —** provides leadership to the Board in any situation where the chairman's role may be perceived to be in conflict, and chairs meetings when the chairman is absent

— **Leadership of independent director meetings —** leads independent director meetings, which are scheduled at least three times per year (in addition to the numerous informal sessions that occur throughout the year) without any management directors or GE employees present

— **Additional meetings —** calls additional Board or independent director meetings as needed

— **Chairman-independent director liaison —** regularly meets with the chairman and serves as liaison between the chairman and the independent directors

— **Shareowner communications —** makes himself/herself available for direct communication with our major shareowners

— **Board priorities —** works with the chairman to propose an annual schedule of major Board discussion items

— **Board agenda, schedule & information —** approves the agenda, schedule and information sent to directors

BOARD LEADERSHIP STRUCTURE



LEAD DIRECTOR ELECTED SOLELY BY INDEPENDENT DIRECTORS

CHAIRMAN OF THE BOARD & CEO

INDEPENDENT DIRECTORS



LEAD DIRECTOR ALSO SERVES AS:

COMPENSATION COMMITTEE CHAIR

GOVERNANCE COMMITTEE MEMBER

— **Board governance processes —** works with the Governance Committee to guide the Board's governance processes, including succession planning and the annual Board self-evaluation

— **Board leadership structure review —** oversees the Board's periodic review and evaluation of its leadership structure

— **Chairman evaluation —** leads annual chairman evaluation

— **Committee chair selection —** advises the Governance Committee in choosing committee chairs

How We Oversee & Manage Risk

For more information, see the "Risk Management" and "Risk Factors" sections in our 2016 annual report on Form 10-K.

Board Oversight



COMMITTEE REPORT-OUTS & FULL BOARD DISCUSSION

AUDIT COMMITTEE
MAJOR RISKS OVERSEEN

Financial statements, systems, controls & reporting

Compliance, regulatory & litigation

GE Capital enterprise risks

GOVERNANCE COMMITTEE
MAJOR RISKS OVERSEEN

Governance

Related person transactions

Public policy

Environmental, health & safety

COMPENSATION COMMITTEE
MAJOR RISKS OVERSEEN

Management resources

Senior executive compensation

Succession planning

INDUSTRIAL RISK COMMITTEE
MAJOR RISKS OVERSEEN

R&D, technology & scientific strategy & innovation

Product

Cybersecurity

Project

Market

Management Oversight



CORPORATE AUDIT STAFF

Principal responsibility for monitoring financial & compliance reporting and internal control matters across GE

COMPLIANCE RISK REVIEWS

Periodic operating reviews by members of the Policy Compliance Review Board

GE BLUEPRINT REVIEWS

A quarterly, integrated risk management & business planning review across GE businesses

Core Risk Focus Areas



| PRODUCT QUALITY | CYBERSECURITY | LIQUIDITY | GLOBAL COMPLIANCE & INTEGRITY | BUSINESS INTEGRATIONS |

How We Get Feedback from Investors

We Have a Robust Investor Engagement Program

We conduct extensive governance reviews (i.e., assessing trends in global governance) and investor outreach throughout the year. This ensures that management and the Board understand and consider the issues that matter most to our shareowners so GE can address them effectively.

How the Board Receives Direct Feedback from Major Institutional Investors

STRATEGY AND BUSINESS MATTERS. In 2015, the company began inviting major institutional investors to meet periodically with GE's independent directors. This complements management's investor outreach program and allows directors to directly solicit and receive investors' views on GE's strategy and performance.

GOVERNANCE AND COMPENSATION MATTERS. Beginning in 2016, the lead director regularly accompanies management on its governance-focused roadshow with select investors.

How We Incorporated Investor Feedback Over the Past Year

For 2016, we sought feedback from investors on a number of issues, and the Board decided to:

— **Enhance our proxy disclosures**, including providing more explanation for why we pay each element of compensation (see "Primary Compensation Elements for 2016" on page 31) and adding more disclosure around changes in our incentive compensation performance metrics and targets from the prior year (see "Aligning Pay with Performance" on page 6); and

— **Strengthen our director overboarding policy** by adding a prohibition on our lead director serving as the lead director, chairman of the board or CEO of another public company (see "Limits on Director Service on Other Public Boards" on page 27).

OUR INVESTOR ENGAGEMENT PROGRAM

FALL	WINTER
Conduct face-to-face meetings between GE management & our largest investors to assess which governance & comp practices are a priority	Review feedback from fall meetings with Board & use it to enhance proxy disclosures & make appropriate governance & compensation changes

SUMMER	SPRING
Review GE shareowner votes at our most recent annual meeting & current trends in global governance	Conduct follow-up conversations with our largest investors to address important annual meeting issues

ANNUAL SHAREOWNERS MEETING

Investor Outreach and Our 2016 Say-On-Pay Vote

At our 2016 annual meeting, shareowners expressed a high level of support (94%) for the compensation of our named executives. Following the meeting, we met with our largest investors to review compensation actions for the past year and discuss our say-on-pay vote.

As part of its assessment of GE's executive compensation programs, the Compensation Committee reviewed these voting results, evaluated investor feedback and considered other factors discussed in this proxy statement, including the alignment of our compensation program with the long-term interests of our shareowners and the relationship between risk-taking and the incentive compensation we provide to our named executives.

After considering these factors, as well as the significant changes made to both our cash and equity incentive compensation programs in 2015, the committee reaffirmed the elements of our executive compensation program and policies.

HOW YOU CAN COMMUNICATE WITH YOUR BOARD

The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE's conduct — including any employee who has a concern about our accounting, internal accounting controls or auditing matters — to communicate that comment or concern directly to the lead director or to the Audit Committee. Information on how to submit these comments or concerns can be found on GE's website (see "Helpful Resources" on page 81).

Other Governance Policies & Practices

Director Attendance at Meetings

The Board expects directors to attend all meetings of the Board and the committees on which the director serves as well as the annual shareowners meeting.

BOARD/COMMITTEE MEETINGS. In 2016, each of our director nominees and current directors attended at least 75% of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee.

ANNUAL SHAREOWNERS MEETING. 13 out of 16 director nominees for 2016 attended the 2016 annual meeting.

Board Integrity Policies

CODE OF CONDUCT. All directors, officers and employees of GE must act ethically at all times and in accordance with GE's code of conduct (contained in the company's integrity policy, The Spirit & The Letter). Under the Board's Governance Principles, the Board does not permit any waiver of any ethics policy for any director or executive officer. The Spirit & The Letter, and any amendments to the code that we are required to disclose under SEC rules, are posted on GE's website (see "Helpful Resources" on page 81).

CONFLICTS OF INTEREST. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the CEO and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to resign.

Limits on Director Service on Other Public Boards

GE POLICY. As discussed in detail in the Board's governance documents and summarized in the table below, the Board has adopted policies to ensure that all of our directors have sufficient time to devote to GE matters.

	Permitted # of public company boards (including GE)
Public company CEOs	3
Other directors	5

	Permitted # of public company audit committees (including GE)
Audit Committee Chair	2
Audit Committee member	3

	Other restrictions
Lead Director	Can't serve as lead director, chairman or CEO of another public company

HOW WE APPLIED TO TISCH. The Board determined to waive the first limitation for Mr. Tisch, who is CEO of Loews, because the three other public company boards on which he serves are all within Loews's consolidated group of companies. Loews is a diversified holding company whose business operations are entirely conducted through its subsidiaries. Two of these subsidiaries, CNA Financial (90% owned) and Diamond Offshore Drilling (53% owned), accounted for more than 85% of Loews's revenues over the past three years. Mr. Tisch serves on the boards of these subsidiaries and on the holding company's board. Since Mr. Tisch's responsibilities as a board member of these companies are integrally related to and subsumed within his role as CEO of Loews, the Board believes that this board service does not meaningfully increase his time commitments or fiduciary duties, as would be the case with service on unaffiliated public company boards.

HOW WE APPLIED TO BAZIN. Mr. Bazin serves on a total of three public company boards. However, he serves on two of the boards in connection with his role as CEO of AccorHotels. He serves on the boards of Accor and China Lodging Group, which have entered into a strategic alliance pursuant to which China Lodging Group is the master franchiser for Accor's economy hotel business in China and owns a 29% stake in Accor's luxury and upscale operating platform in China, and Accor owns an 11% stake in China Lodging Group.

Independent Oversight of Political Spending

The Governance Committee, composed solely of independent directors, oversees the company's political spending and lobbying. This includes political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity. As part of its oversight role in public policy and corporate social responsibility, the committee is responsible for the following:

— **Policy oversight.** A yearly review of GE's political spending policies and lobbying practices.

— **Budget oversight.** Approval of GE's annual budget for political activities and a semi-annual review of how it is being spent.

— **Reporting.** Issuance of a yearly report on the company's political spending, which is available on our Sustainability website (see "Helpful Resources" on page 81).

RECONSIDERING GE'S LOBBYING STRATEGY. In light of developments over the past several years on policies that are critical to the success of GE and the ongoing changes in the dynamics of elections, the company is continuing a comprehensive review of our policies on lobbying and campaign contributions to ensure that we are appropriately advancing and safeguarding GE's business interests.

HOW YOU CAN FIND MORE INFORMATION ABOUT OUR GOVERNANCE PRACTICES

Each year we review GE's governance documents and modify them as appropriate. These documents include the Board's Governance Principles — which include our director qualifications and director independence guidelines — as well as Board committee charters and key practices. The web links for these materials can be found under "Helpful Resources" on page 81, and you can receive copies upon request.

Related Person Transactions

HOW WE REVIEW AND APPROVE TRANSACTIONS. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The company's legal staff is primarily responsible for making these determinations based on the facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Governance Committee reviews and approves or ratifies any such related person transaction. As described in the committee's Key Practices, which are available on GE's website (see "Helpful Resources" on page 81), in the course of reviewing and approving or ratifying a disclosable related person transaction, the committee considers the factors in the box to the right.

> **FACTORS USED IN ASSESSING RELATED PERSON TRANSACTIONS**
>
> — Nature of related person's interest in transaction
> — Material transaction terms, including amount involved and type of transaction
> — Importance of transaction to related person and GE
> — Whether transaction would impair a director or executive officer's judgment to act in GE's best interest
> — Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

TRANSACTIONS FOR 2016. There were no related person transactions for 2016.

Stock Ownership Information

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires GE's directors and executive officers, and persons who beneficially own more than 10% of our common or preferred stock, to file reports with the SEC regarding their initial stock ownership and changes in their ownership.

GE PRACTICES. As a practical matter, GE assists its directors and officers by monitoring transactions and completing and filing Section 16 reports on their behalf.

TIMELINESS OF 2016 REPORTS. Based solely on a review of the reports filed for fiscal 2016 and related written representations, we believe that all of our executive officers and directors filed the required reports on a timely basis under Section 16(a), except that one Form 4 to report a lapse of RSU restrictions for Susan Peters and one transaction that should have been included on Form 3 to report RSU holdings for David Joyce were inadvertently filed late due to administrative error.

Common Stock & Total Stock-Based Holdings Table

The following table includes all GE stock-based holdings, as of December 31, 2016, of our directors and nominees, named executives, current directors and executive officers as a group, and beneficial owners of more than 5% of our common stock.

Directors & Nominees	Common Stock	Total
Sébastien M. Bazin	0	6,164
W. Geoffrey Beattie	60,743	175,012
John J. Brennan	25,000	84,478
Francisco D'Souza	36,500	77,038
Marijn E. Dekkers	21,000	53,209
Peter B. Henry	0	4,619
Susan J. Hockfield	0	81,971
Andrea Jung	7,519	147,812
Robert W. Lane	14,500	152,309
Risa Lavizzo-Mourey	15,000	15,000
Rochelle B. Lazarus	38,372	241,752
Lowell C. McAdam	1,600	7,255
Steven M. Mollenkopf	0	1,085
James J. Mulva	4,105	137,348
James E. Rohr	30,000	52,753
Mary L. Schapiro	7,100	36,154
James S. Tisch	440,000	515,781
Total	**701,439**	**1,789,740**

Named Executives	Common Stock		
	Stock	Options	Total
Jeffrey R. Immelt	2,221,434	1,100,000	5,378,290
Jeffrey S. Bornstein	102,290	3,309,000	4,884,515
Elizabeth J. Comstock	203,721	1,881,800	3,241,010
David L. Joyce	366,642	4,339,000	5,204,269
John G. Rice	586,062	5,765,000	6,926,914
Keith S. Sherin	265,085	5,765,000	6,294,830
Total	**3,745,234**	**22,159,800**	**31,929,828**

Current Directors & Executives	Common Stock	Total
As a group (24 people)	23,619,763	31,427,979

5% Beneficial Owners	Common Stock
BlackRock, Inc.	504,192,300
The Vanguard Group	581,182,624
Total	**1,085,374,924**

PERCENTAGE OWNERSHIP

No director or named executive owns more than one-tenth of 1% of the total outstanding shares of GE common stock.

BlackRock and Vanguard own 5.8% and 6.6%, respectively, of the total outstanding shares.

COMMON STOCK. This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares is pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights. For the named executives, this column also includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days (see the Options subcolumn). For Mr. Immelt, this column also includes 60,000 shares of restricted stock over which he has sole voting but no investment power.

TOTAL. This column shows the individual's total GE stock-based holdings, including voting securities shown in the Common Stock column (as described above), plus non-voting interests that cannot be converted into shares of GE common stock within 60 days, including, as appropriate, PSUs, RSUs, DSUs, deferred compensation accounted for as units of GE stock, and stock options. As described under "Director Compensation" on page 53, directors must hold the DSUs included in this column until one year after leaving the Board. For Mr. Immelt, this column also includes 565,000 PSUs for which the performance goals had been met, but that had not settled within 60 days of December 31, 2016.

COMMON STOCK & TOTAL. Both columns include the following shares over which the named individual has shared voting and investment power through family trusts or other accounts: Beattie (16,035), Dekkers (20,000), Jung (69), Lazarus (8,000), McAdam (1,600), Mulva (4,030), Rohr (30,000) and Tisch (440,000).

CURRENT DIRECTORS & EXECUTIVES. These columns show ownership by our current directors and executive officers (therefore excluding any shares owned by Dr. Lavizzo-Mourey or Mr. Sherin). This row includes: (1) 19,143,800 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 10,967 RSUs that vested within 60 days, (3) 559,733 shares over which there is shared voting and investment power, and (4) 60,000 shares over which there is sole voting power but no investment power. Current directors and executive officers as a group do not own more than 1% of the total outstanding shares.

5% BENEFICIAL OWNERS. This column shows shares beneficially owned by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, and The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, as follows:

(# of shares)	BlackRock	Vanguard
Sole voting power	428,051,546	14,047,785
Shared voting power	56,787	1,656,316
Sole investment power	504,135,513	565,607,461
Shared investment power	56,787	15,575,163

The foregoing information is based solely on a Schedule 13G/A filed by BlackRock with the SEC on January 24, 2017, and a Schedule 13G/A filed by Vanguard with the SEC on February 13, 2017, as applicable.

Compensation

Management Proposal Nos. 1 & 2

ADVISORY APPROVAL OF OUR NAMED EXECUTIVES' PAY & FREQUENCY OF FUTURE VOTES

What are you voting on?

In accordance with Section 14A of the Exchange Act, we are asking shareowners to vote on an advisory basis on:

— **Say on pay**. Approval of the compensation paid to our named executives, as described in this proxy statement (Management Proposal No. 1).

— **Say on frequency**. Approval of the frequency of future say-on-pay votes (Management Proposal No. 2). Shareowners are not voting to approve the Board's recommendation, but rather will be able to specify whether future votes should occur every one year, two years or three years.

Why the Board recommends a vote FOR the say-on-pay proposal. The Board believes that our compensation policies and practices are effective in achieving the company's goals of:

— **Rewarding** sustained financial and operating performance and leadership excellence.

— **Aligning** our executives' interests with those of our shareowners to create long-term value.

— **Motivating** executives to remain with us for long and productive careers.

Why the Board recommends holding future say-on-pay votes EVERY YEAR. We have engaged shareowners on this issue and, based on their feedback, we believe that a significant portion of our investors would prefer an annual say-on-pay vote. Under the Board's policy of providing for annual votes, the next say-on-pay vote will occur at our 2018 annual meeting.

Impact of the votes. These advisory proposals are not binding on the Board. However, the Board and the Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

YOUR BOARD RECOMMENDS A VOTE FOR THE SAY-ON-PAY PROPOSAL AND FOR HOLDING FUTURE SAY-ON-PAY VOTES EVERY YEAR

Overview of Our Executive Compensation Program

Although the executive compensation discussion in this proxy statement focuses on the compensation decisions for our named executives — Jeff Immelt (Chair & CEO), Jeff Bornstein (SVP & CFO), Beth Comstock (Vice Chair & CEO of Business Innovations), David Joyce (Vice Chair & CEO of Aviation), John Rice (Vice Chair & CEO of our Global Growth Organization) and Keith Sherin (Former Vice Chair & CEO of GE Capital) — our executive compensation programs apply broadly across GE's employee ranks. For example, approximately 120,000 employees participate in an annual bonus program, more than 5,000 executives receive equity incentives, and approximately 1,000 senior executives participate in our long-term performance award (LTPA) program. We strive to pay fair and competitive wages to all of our employees, considering the specific job markets and peer compensation.

Key Considerations in Setting Pay

EMPHASIS ON CONSISTENT, SUSTAINABLE AND RELATIVE PERFORMANCE

Our compensation program provides the greatest pay opportunity for named executives who demonstrate superior performance for sustained periods of time. It also rewards them for executing GE's strategy through business cycles (for example, maintaining consistent levels of R&D investment through economic cycles). In evaluating performance consistency, we also weigh the performance of each named executive relative to peers in the relevant industry segment or function.

CHALLENGING PERFORMANCE METRICS ALIGNED TO OUR INVESTOR FRAMEWORK

We set performance metrics for our incentive compensation programs that match our short-term and long-term operating frameworks. We set target performance levels that are challenging but achievable with good performance, and maximum performance levels that represent stretch goals. For example, all of our LTPA programs have paid out at less than 105% of target performance, with payouts ranging between 71% and 104%.

FUTURE PAY OPPORTUNITY VERSUS CURRENT PAY

The Compensation Committee strives to provide an appropriate mix of compensation elements, including finding a balance between current and long-term compensation and between cash and equity incentive compensation. Cash payments primarily are aligned with and reward more recent performance, while equity awards encourage our named executives to continue to deliver results over a longer period of time and also serve as a retention tool. The committee believes that most of our named executives' compensation should be contingent on company performance, with an emphasis on long-term operating and stock-price performance.

COMPENSATION COMMITTEE JUDGMENT

Our compensation programs balance arrangements where the payouts are tied to specific quantitative performance objectives with those where the committee evaluates a broad range of quantitative and qualitative factors, such as reliability in delivering financial and growth targets, sustainability-focused measures (including performance in light of risk assumed), performance in the context of the economic environment relative to other companies, a track record of integrity, good judgment, the ability to create further growth and lead others, and the absolute size of total pay packages.

SIGNIFICANCE OF OVERALL COMPANY RESULTS

The committee's evaluation of the named executives' performance places strong emphasis on their contributions to the company's overall performance rather than focusing only on their particular businesses or functions. The committee believes that the named executives, as key members of the company's leadership team, share the responsibility to support GE's goals and performance. While this compensation philosophy influences all of the committee's compensation decisions, it has the biggest impact on annual equity incentive grants.

CONSIDERATION OF RISK

Our compensation programs are balanced and also focused on the long term so that our named executives can achieve the highest compensation through consistent superior performance over sustained periods of time. In addition, large amounts of compensation are usually deferred or realizable only upon retirement, providing strong incentives to manage for the long term while avoiding excessive risk-taking in the short term. Goals and objectives, which include specific, risk- and sustainability-focused measures, reflect a balanced mix of performance measures to avoid placing excessive weight on any single measure. Compensation is also balanced among current cash payments, deferred cash and equity awards. With limited exceptions, the committee retains discretion to adjust compensation pursuant to our clawback policy as well as for quality of performance and adherence to company values. See "How We Oversee & Manage Risk" on page 25 for more information.

Primary Compensation Elements for 2016

	Salary	Bonus	LTPAs	PSUs	Options	RSUs
Who receives	All named executives					All named executives except CEO
When granted	Reviewed every 18 mos.	Annually in February or March for prior year	Generally every 3 years (current cycle 2016–2018)	Annually		
Form of delivery	Cash			Equity		
Type of performance	Short-term emphasis		Long-term emphasis			
Performance period	Ongoing	1 year	3 years		Generally vest 20% per year over five years or longer	
How payout determined	Committee judgment	Mix of formulaic pool funding & committee judgment	Formulaic; committee verifies performance before payout		Formulaic; depends on stock price on exercise/vest date	
Most recent performance measures	N/A	4–5 financial metrics & strategic goals	5 financial metrics	2 financial metrics & relative TSR modifier	Stock price appreciation	
What is incentivized	**Balance against excessive risk taking**	**Deliver on *annual* investor framework**	**Deliver on *long-term* investor framework**	**Outperform peers**	**Increase stock price**	**Balance against excessive risk taking**



How Our Incentive Compensation Plans Paid Out for 2016

This section provides an overview of how GE performed against the goals established under its 2016 annual bonus program and the 2013–2016 PSUs and 2014–2016 PSUs. See "Compensation Actions for 2016" on page 35 for amounts paid to the named executives under these programs as well as how we assessed their individual performance. See "Long-Term Performance Awards (LTPAs)" on page 40 for information on our 2016–2018 LTPAs.

2016 Annual Bonuses

BONUS POOL FUNDED AT 80%. We granted bonuses to our named executives under a recently redesigned, more formulaic bonus program. The size of the bonus pool was contingent on the achievement of specified financial and strategic performance metrics as shown below.

GE Performance Metrics & Goals	Actual Results: Threshold (75%)	Actual Results: Target (100%)	Actual Results: Max (125%)	Actual Result	Payout Percentage	Weight	Bonus Pool Funding
FINANCIAL GOALS*	Committee evaluates quantitatively				74%	75%	80%**
EARNINGS PER SHARE *Attractive earnings profile* (Industrial Operating + GE Capital Verticals Earnings)/(Average # of Diluted Shares)	$1.45	$1.51	$1.55	$1.49		Each of the 4 financial goals weighted equally at 18.75%	
INDUSTRIAL OPERATING PROFIT *Valuable portfolio* (Industrial Segment Profit + Adjusted Corporate Operating Costs)***	$16.0B	$16.8B	$17.4B	$15.6B			
INDUSTRIAL OPERATING MARGIN *Strong industrial segment execution* (Industrial Segment Profit + Adjusted Corporate Operating Costs)/(Industrial Revenues)****	13.9%	14.3%	14.7%	14.0%			
FREE CASH FLOW + DISPOSITIONS *High cash flows* (Industrial CFOA + Capital dividend - Net Plant & Equipment + Industrial Disposition Proceeds (after taxes))	$27B	$30B	$32B	$32.6B			
STRATEGIC GOALS (See below)	Committee evaluates qualitatively				95%	25%	

* Non-GAAP financial measures. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.

** Percentages may not add due to rounding.

*** Also can be calculated as adjusted Industrial revenues less adjusted Industrial costs. Excludes non-operating pension costs, restructuring & other charges, and gains.

**** Also can be calculated as (adjusted Industrial revenues less adjusted Industrial costs)/(adjusted Industrial revenues). Excludes non-operating pension costs, restructuring & other charges, and gains.

NO ADJUSTMENTS TO FINANCIAL PERFORMANCE METRICS. Although the Compensation Committee had the authority under the terms of the bonus program to adjust the financial performance metrics, it did not make any such adjustments for 2016 (i.e., they were calculated the same way GE reported them for financial reporting purposes).

HOW WE PERFORMED AGAINST OUR STRATEGIC GOALS

— **EXECUTE ON PORTFOLIO TRANSFORMATION.** In 2016, GE aggressively executed on its Alstom integration, with cost synergies ahead of plan and Alstom contributing $0.05 to GE's earnings per share (excluding foreign exchange impact). The company also capitalized on the oil and gas cycle, planning a combination with Baker Hughes to create a digitized, fullstream oil and gas company (subject to customary closing conditions). GE made strategic investments to recapture supply chain value and grow the company's Digital and Additive businesses. The company also continued simplifying the portfolio, announcing plans to sell Water and Industrial Solutions and making substantial progress on the GE Capital exit plan (signing deals for 96% of the planned asset sales as of 2016 year-end and terminating GE Capital's designation as a nonbank SIFI).

— **MAINTAIN BALANCED CAPITAL ALLOCATION STRATEGY.** GE executed on a balanced capital allocation strategy in 2016, returning $30.5 billion to investors ($8.5 billion in dividends and $22.0 billion in buyback), which exceeded our investor framework target of approximately $26 billion. The company also made $8.9 billion in organic investments (capital expenditures including R&D, P&E and Digital) and invested $2.3 billion on M&A to support GE's long-term growth.

— **IMPROVE CHALLENGED GE BUSINESSES.** Healthcare had an excellent year, turning around business declines in 2015 to increase segment profit 10% to $3.2 billion and operating margins 100 basis points to 17.3% in 2016, driven by productivity improvements and strong growth in Life Sciences. Oil & Gas experienced continued market pressure from depressed oil prices, but has taken advantage of the cycle by planning a combination with Baker Hughes and reducing costs by $700 million while restructuring the business. Energy Connections & Lighting had a tough year, but is working to integrate Alstom's grid business and restructure to position the business for growth in 2017.

— **ACCELERATE DIGITAL INDUSTRIAL.** The company made significant progress in building out its digital capability in 2016, ending the year with $4 billion Predix-powered and software orders (up 22% year-over-year). GE invested more than $1 billion to acquire ServiceMax, BitStew, Wise.io and Meridium. The company also continued to expand Predix, GE's software platform for the Industrial Internet, which, at the end of 2016, had approximately 22,000 developers and more than 400 partners.

— **LOWER PRODUCT COSTS.** Industrial segment gross margins increased by 40 basis points in 2016 to 27.8% (excluding Alstom).* GE continued to execute on its product cost reduction initiative through investments in additive manufacturing (Concept Laser and Arcam acquisitions) and backwards integration of the supply chain (planned LM Wind Power acquisition). The company also captured $0.9 billion in sourcing value through deflation.

— **REALIZE GE STORE OUTCOMES.** Industrial segment organic revenue growth (adjusted to include Alstom for November and December of both 2015 and 2016) of 1%* for 2016 missed our investor framework of 2–4%, and Industrial operating margins (excluding Alstom) were down 30 basis points* (also below target). Industrial return on total capital was down 150 basis points.* However, the company continued to intensify its focus on demonstrating the value of the GE Store (a global exchange of technology, talent and expertise through GE's broad and diverse network of businesses and markets). GE's industrial segment revenues from growth markets were $45 billion (up 6%) while growth market infrastructure orders were $47 billion (flat year-over-year). Industrial segment revenues from services were $52 billion (up 9%). Backlog increased by $6 billion to a record $321 billion as of year-end. GE Capital enabled (through financing or arranging financing) more than $13 billion of industrial orders.

The company also continued to improve new product introduction efficiency while executing on significant product launches.

— **MANAGE ENTERPRISE RISK AND CULTURE.** The company continued to focus on managing critical enterprise risks, including liquidity (maintaining a strong balance sheet, ending 2016 with $48.1 billion in cash and equivalents, including $10.5 billion at the parent level), product quality (reformulating the Board committees to focus on industrial risk), cybersecurity (continuing to expand capabilities), and compliance and business integrations (with a keen focus on Alstom). GE also focused on accelerating its digital industrial cultural transformation with the roll-out of its performance development tool and sending key leaders to its global leadership institute (~28% of salaried employees attended Crotonville in 2016).

The Compensation Committee assessed GE's performance on its strategic goals at 95% instead of 100% because, although the company overall had a good year, GE missed some of its key investor goals (organic revenue growth and margin expansion) and some key businesses, including Power, Oil & Gas and Energy Connections, experienced challenging business environments.

*Non-GAAP financial measure. See page 52.

HOW WE EVALUATED BUSINESS PERFORMANCE AND ALLOCATED THE BONUS POOL

Business	Executive	Performance Assessment	Business Funding as % of target*
Corporate	Immelt Bornstein	— **Financial.** Same goals described above for GE's overall bonus pool funding. — **Strategic.** Same goals described above for GE's overall bonus pool funding.	80%
Business Innovations	Comstock	— **Financial.** Current had $1.1 billion of revenues, but Current & Lighting did not meet its operating plan with a $56 million loss and negative free cash flow. The corporate marketing and commercial functions and GE Ventures managed their costs lower, ahead of plan. — **Strategic.** Business Innovations continued to transform Lighting, digitize sales and marketing operations, scale GE Ventures, and strengthen the company's brand, focusing on the digital industrial narrative and positioning the company externally as a technology leader.	66%**
Aviation	Joyce	— **Financial.** Aviation's profits were $6.1 billion with an operating margin of 23.3%, both of which exceeded the operating plan. Aviation's free cash flow and gross margin fell short of the plan. — **Strategic.** Aviation executed on the launch of its LEAP engine, shipping 77 units in 2016 and accelerating program cost-out, digitized its services business, positioned the Military Engines business for future growth, and led product safety and reliability initiatives.	89%
Global Growth Organization (GGO)	Rice	— **Financial.** GGO brought in $69.2 billion of non-U.S. orders, including $15.6 billion from Alstom, which was short of the operating plan. GGO met its financing and sourcing goals for the year. — **Strategic.** GGO continued building out local capabilities through in-country investments and strengthening its leadership ranks, supporting the businesses with key growth market wins, growing its project finance capabilities and making progress on integrating Alstom.	75%***
Capital	Sherin	— **Financial.** GE Capital earned $1.9 billion (Verticals),**** paid dividends of $20.1 billion to GE and closed sales of $86.4 billion of ENI, all of which exceeded the operating plan. — **Strategic.** GE Capital made substantial progress on the exit plan, completing 96% of the planned asset sale signings as of the end of 2016 and being de-designated as a nonbank SIFI, while positioning the business to support growth in our industrial businesses.	94%

  * Reflects negative 20% adjustment to each business' funding percentage based on the 80% funding for the bonus pool. Business funding percentages, determined based on each business' achievement of its financial and strategic goals, are adjusted upward or downward to reflect overall GE bonus pool funding.
 ** Reflects blended funding percentage based 1/3 on Lighting's funding (37%) and 2/3 on Corporate's funding (80%).
 *** Reflects blended funding percentage based 1/2 on GGO's funding (69%) and 1/2 on Corporate's funding (80%).
**** Non-GAAP financial measure. See page 52.

HOW THE BONUS PROGRAM WORKS. We pay cash bonuses to our named executives each February or March for the prior year under a program designed to closely align incentive compensation and annual company results. Here's how the plan works:

	What	When	How	2016 result
STEP 1	**DETERMINE PARTICIPANTS & SET TARGET BONUSES**	Beginning of the year or upon hiring/promotion	– All executive-level employees & above eligible to participate – Target bonus is % of salary based on level of seniority … for VP+ employees target = 100% of salary*	Named executives' target bonus same as 2015
STEP 2	**ESTABLISH PERFORMANCE GOALS** Select performance metrics & set targeted performance levels for: – **the company** … funds the bonus pool (step 4) – **GE's businesses** … allocates the pool (step 5) – **individuals** … determines individual performance adjustments (step 6)	Beginning of the year	Aligned to yearly operating framework disclosed to investors each December at GE's annual outlook meeting	See "2016 Annual Bonuses" on page 32
STEP 3	**CALCULATE TARGET GE BONUS POOL**	Beginning of the year & adjusted throughout to reflect employee population changes	Sum of the aggregate amount of target bonuses established in Step 1	N/A
STEP 4	**FUND GE BONUS POOL** Adjust target bonus pool down or up (with a cap of 125% of target)	End of the year	Formulaic, based on GE's performance against target performance levels for financial goals (75%) & the committee's view of GE's performance on its strategic goals (25%)	Bonus pool funded at 80% (vs. 103% for 2015)
STEP 5	**ALLOCATE POOL TO BUSINESSES & CORPORATE** Divide GE bonus pool among each of our businesses & Corporate … expressed as a funding % & can be higher/lower than 100%**	End of the year	– **First, assess business performance** … based on the CEO's view of the business' performance against financial goals (50%) & strategic goals (50%)** – **Second, adjusted business funding %** … based on bonus pool funding & ensures "sum of the parts" doesn't exceed overall pool	Business funding percentages ranged from 37–94% (after adjusting for bonus pool funding)
STEP 6	**DETERMINE INDIVIDUAL BONUSES** Adjust bonuses upward or downward from target (see Step 1) to reflect GE, business & individual performance	After year-end	– **60% formulaic,** based on funding % for the named executives' business – **40% subjective,** based on individual performance	Named executive bonuses ranged from $1.2–4.3 million

*As part of the transition from the prior bonus program (in effect before 2015), any individual, including the named executives, whose 2014 bonus payment as a percentage of salary was higher than the target bonus percentage under the new program has a target bonus equal to their bonus under the prior program (until such time as their salaries increase to the point where their target bonus is consistent with their seniority level).

** The amount allocated to Corporate typically reflects the overall bonus pool funding percentage, but may be adjusted, depending on the amount allocated to the businesses.

2013 & 2014 PSU Grants

2013 PSUs PAY OUT AT 100% AND 2014 PSUs PAY OUT AT 83%. In February 2017, Mr. Immelt earned 100% of the PSUs granted to him in 2013 and 83% of the PSUs granted to him in 2014. The remaining PSUs from the 2014 grant were forfeited because of the negative adjustment from the TSR modifier. (The table below is specific to Mr. Immelt as we did not start granting PSUs to the full senior leadership team until 2015.)

PERFORMANCE METRICS	2013–2016 PSUs	2014–2016 PSUs
Total cash (cumulative)	Actual: $121B Target: $75B	Actual: $89B Threshold: $50B Target: $55B
Industrial segment operating margin (2016)	Actual: 16.8%* Target: 16.5%	Actual: 17%* Threshold: 16.5% Target: 17%
Relative TSR vs. S&P 500 (cumulative)	Actual: 72% Target: 71% (50th percentile)	Actual: 24% (43rd percentile) Threshold: 23% (40th percentile) Target: 32% (50th percentile) Maximum: 51% (75th percentile)

PAYOUTS		
Number earned/granted	400,000 / 400,000	165,000** / 200,000
Grant date fair value	$7.8 million	$3.7 million
Value earned*	$11.9 million	$4.9 million
Value forfeited*	$0	$1.0 million

* Difference between 2013 and 2014 grants is due to a different calculation of operating margin specified in the grant terms. For the 2013 grant, the calculation excludes Alstom, and for the 2014 grant, it excludes both Alstom and Appliances (the sale of which was contemplated at the time of the 2014 grant but not the 2013 grant).

** Represents a 17.5% negative adjustment (based on TSR) from the 200,000 PSUs otherwise earned (based on total cash and operating margin).

*** Based on the closing price of GE stock on February 10, 2017, the date the Compensation Committee certified the achievement of the performance conditions.

Compensation Actions for 2016

CEO Compensation Aligns With Performance

Jeff Immelt

CHAIRMAN & CEO

AGE: 61
EDUCATION: DARTMOUTH; MBA, HARVARD
GE TENURE: 35 YEARS



PERFORMANCE. As the Chairman & CEO, Mr. Immelt plays a critical role in delivering on the performance framework for the company's annual bonus program and, as such, his performance goals were the same as the financial and strategic goals used to fund the 2016 bonus pool (see "2016 Annual Bonuses" on page 32). The Compensation Committee believes that Mr. Immelt performed well in a challenging environment.

PAY. In light of his performance, the Compensation Committee awarded Mr. Immelt a $4.3 million cash bonus, 80% of target (same as the company's bonus pool funding). In addition, the committee granted Mr. Immelt an equity award with a grant date fair value of $6.8 million (down 26% from $9.2 million in 2015), weighted 2/3 PSUs (200k granted) and 1/3 stock options (600k granted). Mr. Immelt's base salary remained flat at $3.8 million (and has been increased only twice since 2005).

CEO Compensation Analysis

($ in millions)	2015	2016	Year-over-Year Change	Main Drivers
Adjusted SEC total compensation (excludes change in pension value)	$26.8	$18.0	Down 33%	— 79% lower LTPA payment as 2015 was the final year of the previous LTPA program & 61% of the total 3-year payout was reflected in that year — 26% lower accounting value for equity awards, reflecting a ~5% decline in GE's stock price between the 2015 & 2016 grant dates — 20% lower bonus as Mr. Immelt received 100% of his target bonus in 2015
SEC total compensation	$33.0	$21.3	Down 35%	— Drivers discussed above — 45% lower change in pension value, due in part to Mr. Immelt's lower bonus payment and being over age 60
Realized compensation (W-2 income)	$10.0	$27.5	Up 174%	— 3-year LTPA payout reported as 2016 income (vs. $0 in 2015)

CEO Accountability

A significant portion of Mr. Immelt's compensation is at risk each year, tied to the company's operating and stock price performance. For 2016, 71% of his compensation was at risk.* As a result, Mr. Immelt may not earn all of the compensation that we are required to include in the Summary Compensation Table.

Over the past five years, GE's earnings have ranked 10–16th in the S&P 500, while Mr. Immelt's compensation has ranked 21st–169th among S&P 500 CEOs.**

 *Represents the sum of the amounts reported in the Bonus, PSUs & RSUs, Stock Options and LTPAs columns as a percentage of total compensation minus change in pension value.
**Earnings reflects reported net earnings, except for 2015 and 2016, which reflect Industrial operating + Verticals earnings in light of the GE Capital exit plan charges (based on Bloomberg data). Compensation data is through 2015 (the most recent year for which data is available) and reflects reported SEC total compensation minus change in pension value (based on Equilar data).

OUR CEO OWNS A SUBSTANTIAL AMOUNT OF GE STOCK AND IS ALIGNED WITH SHAREOWNERS

As an indication of Mr. Immelt's alignment with shareowners, he has purchased approximately 1.2 million shares in the open market since he became CEO in 2001. Also, since he became CEO, he has not sold any of the shares he has acquired through exercising stock options or the vesting of RSUs or PSUs (except those withheld to pay option exercise prices and taxes on such awards). See "Stock Ownership Information" on page 28 for more information on Mr. Immelt's ownership of GE stock.

CEO PAY ADJUSTMENTS OVER THE LAST 10 YEARS

8 out of 10 years
Without a **salary** increase

$11.7M
Value of earned 2006–2008 **LTPA** payment waived

Twice
Mr. Immelt requested (and the committee approved) that he not receive a **bonus**

2.4M+
PSUs and **options** canceled because of the rigor of the performance targets

Compensation for Our Other Named Executives



Jeff Bornstein

AGE: 51
EDUCATION:
NORTHEASTERN
GE TENURE:
28 YEARS

CURRENT AND PRIOR ROLES

CFO, GE (since 2013) and senior vice president; previously CFO of GE Capital, Aircraft Engine Services and Plastics

PERFORMANCE ASSESSMENT

The committee recognized Mr. Bornstein's contribution toward the overall GE and Corporate goals for the annual bonus program as well as his execution on the company's capital allocation strategy (returning $30.5 billion to investors) and leadership of key initiatives to reduce costs and improve cash conversion

COMPENSATION DECISIONS FOR 2016

— **Base salary —** increased by 11% to $1.775 million, effective July 2016, after an 18-month interval since his last salary increase that is standard for GE's named executives

— **Cash bonus —** $1.9 million, 80% of $2.4 million target (same as Corporate's 80% funding)

— **Equity grant —** $2.3 million grant date fair value (same as the vice chairs), divided evenly among PSUs, RSUs and options



Beth Comstock

AGE: 56
EDUCATION:
WILLIAM & MARY
GE TENURE:
24 YEARS

CURRENT AND PRIOR ROLES

CEO, Business Innovations (since 2015) and vice chair; previously chief marketing and commercial officer; president of integrated media at NBC Universal

PERFORMANCE ASSESSMENT

The committee recognized Ms. Comstock's contribution toward the overall GE and Business Innovations goals for the annual bonus program as well as her leadership in accelerating the company's simplification initiative by driving a more entrepreneurial culture through FastWorks

COMPENSATION DECISIONS FOR 2016

— **Base salary —** remained flat at $1.5 million, with her last salary increase effective September 2015

— **Cash bonus —** $1.2 million, 66% of $1.9 million target (equal to Lighting/Corporate's blended funding of 37/80%, with Corporate weighted 2/3)

— **Equity grant —** $2.3 million grant date fair value (same as the other vice chairs), divided evenly among PSUs, RSUs and options

— **Special retention grant —** 150k RSUs for retention



David Joyce

AGE: 60
EDUCATION:
MICHIGAN STATE;
MA FINANCE,
XAVIER
GE TENURE:
37 YEARS

CURRENT AND PRIOR ROLES

President & CEO, Aviation (since 2008) and vice chair, leading GE Additive; previously vice president and general manager of commercial engines and held other GM positions within Aviation

PERFORMANCE ASSESSMENT

The committee recognized Mr. Joyce's contribution toward the overall GE and Aviation goals for the annual bonus program as well as his leadership in launching GE's new additive manufacturing business and acquiring Arcam and Concept Laser

COMPENSATION DECISIONS FOR 2016

— **Base salary —** increased by 8% to $1.3 million, effective March 2016, after an 18-month interval since his last salary increase that is standard for GE's named executives; subsequently increased by 12% to $1.45 million, effective September 2016, upon his promotion to vice chair

— **Cash bonus —** $1.4 million, 89% of $1.6 million target (same as Aviation's 89% funding), plus $100,000 for extraordinary performance at Aviation and with GE Additive

— **Equity grant —** $2.3 million grant date fair value (same as the other vice chairs), divided evenly among PSUs, RSUs and options

— **Special retention grant —** 150k RSUs for retention



John Rice

AGE: 60
EDUCATION:
HAMILTON
GE TENURE:
39 YEARS

CURRENT AND PRIOR ROLES

President & CEO, Global Growth Organization (since 2010) and vice chair; previously CEO of Technology Infrastructure, Industrial, Energy and Transport Systems

PERFORMANCE ASSESSMENT

The committee recognized Mr. Rice's contribution toward the overall GE and GGO goals for the annual bonus program as well as his leadership in building out the company's project finance capabilities and partnering with export credit agencies to help finance key infrastructure projects

COMPENSATION DECISIONS FOR 2016

— **Base salary —** increased by 7% to $2.8 million, effective January 1, 2017, after an 18-month interval since his last salary increase that is standard for GE's named executives
— **Cash bonus —** $3.3 million, 75% of $4.4 million target (equal to GGO/Corporate's blended funding of 69/80%, each weighted 1/2)
— **Equity grant —** $2.3 million grant date fair value (same as the other vice chairs), divided evenly among PSUs, RSUs and options



Keith Sherin

AGE: 58
EDUCATION:
NOTRE DAME;
MBA, COLUMBIA
GE TENURE:
36 YEARS

CURRENT AND PRIOR ROLES

Former Chairman & CEO, GE Capital and vice chair (retired December 31, 2016); previously CFO, GE; leadership roles at many key GE businesses

PERFORMANCE ASSESSMENT

The committee recognized Mr. Sherin's contribution toward the overall GE and GE Capital goals for the annual bonus program, including his leadership of the GE Capital exit plan

COMPENSATION DECISIONS FOR 2016

— **Base salary —** increased by 6% to $2.65 million, effective July 1, 2016, after an 18-month interval since his last salary increase that is standard for GE's named executives
— **Cash bonus —** $3.8 million, 94% of $4.0 million target (same as GE Capital's 94% funding)
— **Equity grant —** did not receive an equity grant in light of his planned retirement

Realized Compensation

The SEC's calculation of total compensation, as shown in the Summary Compensation Table on page 38, includes several items driven by accounting and actuarial assumptions. As a result, total compensation as defined by the SEC differs substantially from the compensation actually realized by our named executives in a particular year. To supplement the SEC-required disclosure, the table below shows compensation actually realized by the named executives, as reported on their IRS W-2 forms. These amounts are not a substitute for the amounts reported as SEC total compensation. Information on how realized compensation is calculated can be found in the supplemental materials on GE's proxy website (see "Helpful Resources" on page 81).

Name	Realized Compensation		
	2014	**2015**	**2016**
Immelt	$9,560,031	$10,028,885	$27,466,598
Bornstein	$4,271,938	$5,266,094	$13,638,042
Comstock*	-	-	$9,348,124
Joyce*	-	-	$12,561,316
Rice	$9,409,173	$9,671,232	$19,154,417
Sherin	$6,460,460	$6,947,307	$19,791,210

*Under applicable SEC rules, we have excluded Ms. Comstock's and Mr. Joyce's compensation for 2014 and 2015 as they were not named executives during those years.

2016 VS. 2015 AMOUNTS. The increase in realized compensation from 2015 to 2016 is due primarily to the payout in early 2016 of LTPAs earned over the three-year performance period from 2013 to 2015. On average, these payouts comprised 45% of the named executives' realized compensation in 2016.

Summary Compensation

Summary Compensation Table

Name & Principal Position	Year	Salary	Bonus	PSUs & RSUs	Stock Options	LTPAs	Pension & Deferred Comp.	All Other Comp.	SEC Total	Adjusted SEC Total**
Jeff Immelt Chairman & CEO	2016	$3,800,000	$4,320,000	$4,673,098	$2,142,000	$1,624,000	$3,580,288	$1,185,138	$21,324,524	$17,962,122
	2015	$3,800,000	$5,400,000	$6,238,766	$2,964,000	$7,614,000	$6,336,805	$620,376	$32,973,947	$26,831,472
	2014	$3,750,000	$5,400,000	$3,676,157	$2,565,000	$2,484,000	$18,568,983	$806,634	$37,250,774	$18,855,141
Jeff Bornstein SVP & CFO	2016	$1,687,500	$1,920,000	$1,532,431	$750,000	$739,000	$2,882,201	$394,601	$9,905,733	$7,081,503
	2015	$1,600,000	$2,500,000	$2,746,623	$1,086,800	$3,351,200	$1,815,193	$161,000	$13,260,816	$11,497,856
	2014	$1,450,000	$2,400,000	$2,585,000	$2,893,000	$1,080,000	$5,661,859	$180,850	$16,250,709	$10,635,919
Beth Comstock* Vice Chair	2016	$1,500,000	$1,248,000	$6,210,931	$750,000	$549,600	$2,045,801	$175,054	$12,479,386	$10,459,690
David Joyce* Vice Chair	2016	$1,333,333	$1,524,000	$6,212,431	$750,000	$0	$2,523,853	$239,240	$12,582,857	$10,059,004
John Rice Vice Chair	2016	$2,625,000	$3,278,000	$1,532,431	$750,000	$1,180,600	$4,184,304	$1,611,666	$15,162,001	$11,212,853
	2015	$2,537,500	$4,088,000	$2,991,242	$1,185,600	$5,844,600	$1,317,517	$1,695,689	$19,660,148	$18,554,554
	2014	$2,450,000	$4,400,000	$0	$3,419,000	$1,849,500	$13,216,460	$2,860,207	$28,195,167	$15,169,747
Keith Sherin Former Vice Chair	2016	$2,575,000	$3,784,000	$6,965,400	$2,486,860	$1,286,800	$12,890,425	$362,291	$30,350,776	$17,609,982
	2015	$2,500,000	$5,232,500	$2,991,242	$1,185,600	$6,750,550	$6,953,331	$292,836	$25,906,059	$19,087,703
	2014	$2,300,000	$4,025,000	$0	$3,419,000	$1,761,750	$12,982,498	$260,151	$24,748,399	$11,887,684

  * Under applicable SEC rules, we have excluded Ms. Comstock's and Mr. Joyce's compensation for 2014 and 2015 as they were not named executives during those years.
** For a description of the amounts reported in the Adjusted SEC Total column, see "Adjusted SEC Total" on page 40.

SALARY. Base salaries for our named executives depend on the scope of their responsibilities, their leadership skills and values, and their performance and length of service. Generally, they are eligible for salary increases at intervals of 18 months or longer. The amount of any increase is affected by current salary and amounts paid to peers within and outside the company. Each of the named executives contributed a portion of his or her salary to the GE Retirement Savings Plan (RSP), the company's 401(k) savings plan.

BONUS. Amounts earned under our annual cash bonus program. See "How the Bonus Program Works" on page 34 for additional information.

PSUs & RSUs. Aggregate grant date fair value of stock awards in the form of PSUs and RSUs granted in the years shown. Generally, the aggregate grant date fair value is the amount that the company expects to expense for accounting purposes over the award's vesting schedule and does not correspond to the actual value that the named executives will realize from the award. In particular, the actual value of PSUs received is different from the accounting expense because it depends on performance. For example, as described under "Compensation Actions for 2016" on page 35, Mr. Immelt earned 100% of the PSUs granted to him in 2013, but only 83% of the PSUs granted to him in 2014. Although any PSUs not earned by Mr. Immelt are canceled, GE does not adjust the related amounts previously reported as compensation in the year of the PSU award to reflect the cancellation (in this case, $0.6 million reported as compensation for him in 2014).

In accordance with SEC rules, the aggregate grant date fair value of the PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date, which, for the 2016 PSUs, was between threshold and target performance. If the most probable outcome of the performance conditions on the grant date had been target performance, then the grant date fair value of the PSUs would have been $5,224,500 for Mr. Immelt and $779,547 for the other named executives. See the Long-Term Incentive Compensation Table on

page 42 for additional information, including performance conditions and valuation assumptions, as applicable, for 2016 grants.

For Mr. Sherin, the 2016 amounts reported under PSUs & RSUs and Stock Options represent the incremental accounting value of previously granted awards (223,250 RSUs and 5,765,000 stock options) that the Compensation Committee modified in connection with his early retirement agreement (see "Early Retirement Agreement with Mr. Sherin" on page 49). These modifications accelerate vesting and, with respect to the options, extend the exercise period for up to five years following Mr. Sherin's retirement, in both cases consistent with the benefits provided to other employees impacted by the GE Capital exit plan.

STOCK OPTIONS. Aggregate grant date fair value of option awards granted in the years shown. These amounts reflect the company's accounting expense and do not correspond to the actual value that the named executives will realize. For information on the assumptions used in valuing a particular year's grant, see the note on Other Stock-Related Information in GE's financial statements in our annual report on Form 10-K for that year. See the Long-Term Incentive Compensation Table on page 42 for additional information on 2016 grants.

LTPAs. Amounts earned under our Long-Term Performance Awards (LTPAs), a non-equity incentive plan arrangement, which we generally grant only once every three or more years. LTPA earnings reflect achievement of pre-established performance goals over the performance period. The amounts for 2016 reflect the first-year installments of the 2016–2018 LTPAs and are based on salaries in effect as of December 31, 2016 and bonuses paid for the 2016 performance period. See "Long-Term Performance Awards (LTPAs)" on page 40 for additional information. Because Mr. Joyce was not a named executive officer when the 2016–2018 LTPAs were granted, his LTPA award does not include the annual installment provision that applies to other named executives, and the amount reported for him in 2016 is therefore $0.

PENSION & DEFERRED COMP. Sum of the change in pension value and above-market earnings on nonqualified deferred compensation, which break down as shown in the following table.

Name	Change in Pension Value	Above-market Earnings
Immelt	$3,362,402	$217,886
Bornstein	$2,824,230	$57,971
Comstock	$2,019,696	$26,105
Joyce	$2,523,853	$0
Rice	$3,949,148	$235,156
Sherin	$12,740,794	$149,631

Year-over-year changes in pension value generally are driven in large part by changes in actuarial pension assumptions as well as increases in service, age and compensation. For 2016, the change in

pension value for Mr. Immelt was lower than 2015, due in part to his lower bonus payment and being over age 60. Except for Mr. Sherin, the other named executives' change in pension value was higher than 2015 in part due to the 27-basis-point decrease in the statutory discount rate assumption from 4.38% to 4.11%. See "Pension Benefits" on page 48 for additional information, including the present value assumptions used in this calculation. For Mr. Sherin, the change in pension value includes early retirement allowance payments valued at $7,191,154 (see "Early Retirement Agreement with Mr. Sherin" on page 49).

Above-market earnings represent the difference between market interest rates calculated under SEC rules and the 6% to 14% interest contingently credited by the company on salary that the named executives deferred under various executive deferred salary programs in effect between 1987 and 2016. See "Deferred Compensation" on page 46 for additional information.

ALL OTHER COMP. We provide our named executives with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2016, minus any reimbursements by the named executives, are shown in the table below.

Name	Life Insurance Premiums	Retirement Savings Plan	Personal Use of Aircraft	Leased Cars	Financial & Tax Planning	HQ Relocation	Relocation Tax Benefits	Other	Total
Immelt	$445,136	$9,275	$257,639	$19,516	$0	$376,744	$7,150	$69,678	$1,185,138
Bornstein	$92,106	$9,275	$37,725	$26,361	$15,190	$193,107	$20,837	$0	$394,601
Comstock	$134,167	$9,275	$0	$16,262	$15,350	N/A	N/A	$0	$175,054
Joyce	$187,457	$9,275	$0	$24,406	$0	N/A	N/A	$18,102	$239,240
Rice	$366,633	$9,275	$35,435	$0	$15,125	N/A	N/A	$1,185,198	$1,611,666
Sherin	$305,887	$9,275	$2,051	$26,131	$15,350	N/A	N/A	$3,597	$362,291

Life Insurance Premiums. Taxable payments to cover premiums for universal life insurance policies they own. These policies include: (1) Executive Life, which provides universal life insurance policies for the named executives totaling $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the named executives with coverage of 2X their annual pay (salary + most recent bonus).

Retirement Savings Plan. GE's matching contributions to the named executives' RSP accounts equaling 3.5% of pay up to the caps imposed under IRS rules.

Personal Use of Aircraft. For security purposes, the committee requires our CEO to use company aircraft for all air travel (personal and business). Amounts reflect the incremental cost to GE for the named executives' personal use of company aircraft, based on the following variable costs: a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and any travel expenses for the flight crew. These amounts exclude non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there was any personal use. Aggregate incremental cost, if any, of travel by the executive's family or guests is also included.

Leased Cars. Expenses for the leased cars program, such as leasing and management fees, administrative costs and maintenance costs.

Financial & Tax Planning. Expenses for the use of advisors for financial, estate and tax preparation and planning, and investment analysis and advice.

HQ Relocation. Expenses for relocating the named executives and their families in connection with the move of GE's corporate headquarters from Fairfield, CT to Boston, MA. Benefits for the named executives, including the tax benefits described below, generally were consistent with those provided to all employees who were asked to relocate, except that the company's officers received a higher potential home loss buyout benefit than other employees.

Relocation Tax Benefits. Tax benefits provided in connection with the company's headquarters relocation.

Other. Total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of benefits included in the Personal Use of Aircraft, Leased Cars, Financial & Tax Planning, HQ Relocation and Other columns for the named executive (except as otherwise described in this section). These other benefits included items such as: (1) car service fees; (2) home alarm and generator installation, maintenance and monitoring; (3) participation in the Executive Products and Lighting Program, which was terminated for executives in June 2016 when we sold our Appliances business; (4) an annual physical examination; and (5) certain expenses associated with the named executives' and their invited guests' attendance at the 2016 Olympic Games in Rio de Janeiro, Brazil, of which GE was an official sponsor.

With respect to Mr. Rice, this column also reports the following benefits provided to him in connection with his non-permanent relocation, at the company's request, to Hong Kong. These benefits, which are consistent with those we provide to employees working on non-permanent assignments outside their home countries, consisted of: (1) cost-of-living adjustment ($397,622); (2) housing and utilities ($699,125); and (3) other expatriate and relocation allowances and expenses ($84,276). Any benefits paid in Hong Kong dollars (HKD) were converted to USD on a monthly basis using the following average monthly exchange rates for 2016 (expressed as HKD per USD): January through June — 7.75; July through December — 7.76.

SEC TOTAL. Total compensation, as determined under SEC rules.

ADJUSTED SEC TOTAL. We are presenting this supplemental column to show how the Compensation Committee views the named executives' annual compensation. This column adjusts the amounts reported in the SEC Total column by subtracting the change in pension value reported in the Pension & Deferred Comp. column to show how year-over-year changes in pension value impact total compensation. The amounts reported in this column differ substantially from, and are not a substitute for, the amounts reported in the SEC Total column.

Long-Term Incentive Compensation

Long-Term Performance Awards (LTPAs)

We grant LTPAs only once every three or more years, in contrast to many companies that grant such awards annually. These awards have formulaically determined payouts, based on equally weighted performance metrics that the Compensation Committee sets at the beginning of each three-year performance period. Over the last five LTPA programs, the committee has largely used consistent performance metrics (earnings, cash generation and ROTC), modifying them only to realign them with changes in our strategic focus (as with the Industrial operating profit margin and cash returned to investors metrics in our 2016–2018 LTPA program). LTPAs are paid in cash or, at the committee's discretion, in stock.

2016–2018 LTPAs. In March 2016, the Compensation Committee granted contingent LTPAs for the 2016–2018 performance period to approximately 1,000 executives across the company, including the named executives. The awards are payable based on achievement of the performance metrics shown in the table below. The terms and conditions of this LTPA program are the same as the 2013–2015 LTPA program, except for the following modifications:

— **Five equally weighted performance metrics.** Cash returned to investors was added as a metric to the four metrics in the prior program to incentivize returning excess cash to shareowners, and margins replaced the Industrial earnings percentage metric in light of the substantial progress made on the GE Capital exit plan;

— **Lower payout multiples for the named executives.** Payout multiples were set at 0.50X, 1.00X, 2.00X at threshold, target and maximum performance (versus 0.75X, 1.50X and 2.00X in the prior program) as part of the committee's consideration of the size of total pay packages; and

— **Payout multiples based on final salary + average bonus during the performance period.** Payout multiples are based on salary in effect at the end of the performance period plus the average bonus received for the three years in the performance period (compared to the higher of participants' 2014 and 2015 bonuses in the prior program) in light of the increased volatility in bonus amounts under our new annual bonus program.

GE Goal	Performance Metric[1]	Performance Period	Threshold	Target[5]	Maximum	Weight
Attractive earnings profile	Industrial Operating + Verticals EPS	2016–2018	$5.05	N.D.	$5.55	20%
High cash flows	Total cash generation[2]	2016–2018	$70B	N.D.	$97B	20%
Valuable portfolio	Industrial Operating Profit Margin[3]	2018	15%	N.D.	17%	20%
Leading returns on capital compared to peers	Industrial ROTC	2018	16%	N.D.	18%	20%
Investor-focused capital allocation strategy	Cash returned to investors[4]	2016–2018	$55B	N.D.	$67B	20%

1 Under the LTPA program, the Compensation Committee can adjust these metrics for extraordinary items. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.
2 Includes GE CFOA (Industrial CFOA plus dividends from GE Capital) plus proceeds from Industrial dispositions (after taxes).
3 Includes Industrial segment profit plus adjusted Corporate operating costs (excludes non-operating pension costs, restructuring and other charges & gains).
4 Includes dividends plus share repurchases.
5 Target performance levels, which were pre-established by the Compensation Committee, are not disclosed (N.D.). Consistent with our historical practice, we will disclose them following completion of the 3-year performance period.

TARGET PERFORMANCE LEVELS ARE CHALLENGING. As with our prior LTPA programs, the target performance levels of the 2016–2018 LTPA metrics are challenging and difficult to achieve, while the maximum performance levels represent stretch goals.

PAST LTPA PAYOUT LEVELS FOR NAMED EXECUTIVES



HOW THE COMPENSATION COMMITTEE CALCULATES PAYOUTS. For each named executive, LTPA payouts are calculated as shown below (payout multiples for other participants start at significantly lower levels). There is no payout for performance below the threshold level, and amounts are prorated for performance between the established levels. LTPAs are subject to forfeiture under our compensation recoupment policy or if employment terminates before the end of the performance period for any reason other than disability, death or retirement.

2016–2018 LTPA PAYOUT CALCULATION

December 2018 Salary **+** Average Bonus (2016–2018)	**×**	LTPA Payout Multiple 0.5X threshold 1.0X target 2.0X maximum

HOW THE PAYOUT STRUCTURE FOR OUR NAMED EXECUTIVES DIFFERS FROM THE STRUCTURE FOR OTHER EXECUTIVES. To enhance the transparency of the LTPA program and reinforce the impact of participants' efforts over each year in the performance period, LTPAs are credited to each named executive's deferred compensation account in annual installments but not actually paid out until after the third year. (This installment structure does not apply to Mr. Joyce for the 2016–2018 LTPAs, as he was not a named executive when they were granted.) The amount of each installment is calculated, following the end of each year in the performance period, by multiplying total cash compensation at the time by 30% of the projected total 3-year payout percentage (up to the target payout level for the first year). Following the third year, the named executives receive the amounts credited, without interest, adjusted to reflect GE's actual 3-year performance. The first-year installment is reported as 2016 compensation in the LTPAs column in the Summary Compensation Table on page 38.

Annual Equity Incentive Awards

Historically, GE used a different equity compensation structure for the CEO than for other senior leaders: the CEO typically received equity compensation solely in the form of PSUs while other senior leaders received it largely in the form of stock options. In 2015, we began granting annual equity incentive awards to all named executives in the form of stock options, RSUs and PSUs to better align the equity compensation structure for the company's most senior leaders and drive greater accountability.

How we determine award amounts. Annual equity incentive awards are targeted to be equally weighted (by approximate accounting value) among stock options, RSUs and PSUs, except that the CEO's award is targeted to be weighted 2/3 PSUs and 1/3 options (he does not receive RSUs). In determining award amounts, the committee evaluates executives' achievement of specific performance goals — with strong emphasis on their contributions to overall company performance in addition to their individual business or function — as well as expected future contributions to GE's long-term success, using past performance as a key indicator.

Why we use equity awards. Equity awards encourage our named executives to continue to deliver results over a longer period of time, and they also serve as a retention tool.

— **Why we use stock options and RSUs.** We believe that stock options and RSUs are a means to effectively focus our named executives on delivering long-term value to our shareowners. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date, and RSUs reward and retain the named executives by offering them the opportunity to receive GE stock if they are still employed by us on the date the restrictions lapse.

— **Why we use PSUs.** We see PSUs as a means to focus our named executives on GE's long-term operating goals. PSUs have formulaically determined payouts that convert into shares of GE stock only if the company achieves specified performance goals. See the "Outstanding Equity Awards Table" on page 43 for information regarding the performance conditions for outstanding PSUs.

Long-Term Incentive Compensation Table

The following table — also known as the Grants of Plan-Based Awards Table — shows LTPAs, PSUs, RSUs and stock options granted to our named executives in 2016 under the 2007 Long-Term Incentive Plan, a plan that shareowners approved in 2007 and 2012 (and that shareowners are being asked to reapprove at the annual meeting, see "Management Proposal No. 3 — Approval of the GE 2007 Long-Term Incentive Plan, as Amended to Extend the Plan and Increase the Number of Plan Shares" on page 56).

Name	Grant Date	Award Type	Estimated Future Payouts Under Long-Term Performance Awards ($)			Estimated Future Payouts Under Performance Share Units (#)			Restricted Stock Units (#)	Stock Options (#)	Stock Option Exercise Price	Grant Date Fair Value of Awards
			Threshold	Target	Maximum	Threshold	Target	Maximum				
Immelt	3/10/2016	3-year LTPA	$4,600,000	$9,200,000	$18,400,000							
	11/3/2016	Annual Equity				37,500	200,000	250,000				$4,673,098
	11/3/2016	Annual Equity								600,000	$28.28	$2,142,000
Bornstein	3/10/2016	3-year LTPA	$2,000,000	$4,000,000	$8,000,000							
	9/9/2016	Annual Equity				5,063	27,000	33,750				$721,081
	9/9/2016	Annual Equity							27,000			$811,350
	9/9/2016	Annual Equity								200,000	$30.11	$750,000
Comstock	3/10/2016	3-year LTPA	$1,700,000	$3,400,000	$6,800,000							
	7/28/2016	Special Retention							150,000			$4,678,500
	9/9/2016	Annual Equity				5,063	27,000	33,750				$721,081
	9/9/2016	Annual Equity							27,000			$811,350
	9/9/2016	Annual Equity								200,000	$30.11	$750,000
Joyce	3/10/2016	3-year LTPA	$1,450,000	$2,900,000	$5,800,000							
	7/28/2016	Special Retention							150,000			$4,680,000
	9/9/2016	Annual Equity				5,063	27,000	33,750				$721,081
	9/9/2016	Annual Equity							27,000			$811,350
	9/9/2016	Annual Equity								200,000	$30.11	$750,000
Rice	3/10/2016	3-year LTPA	$3,512,500	$7,025,000	$14,050,000							
	9/9/2016	Annual Equity				5,063	27,000	33,750				$721,081
	9/9/2016	Annual Equity							27,000			$811,350
	9/9/2016	Annual Equity								200,000	$30.11	$750,000
Sherin	3/10/2016	3-year LTPA	$3,262,500	$6,525,000	$13,050,000							
	9/1/2016	Retirement Modification*							223,250			$6,965,400
	9/1/2016	Retirement Modification*								5,765,000	$18.95	$2,486,860

*Amounts reported as RSUs and stock options for Mr. Sherin reflect awards previously granted that were modified pursuant to Mr. Sherin's early retirement agreement (see "Early Retirement Agreement with Mr. Sherin" on page 49). The exercise price reflects the weighted average exercise price for the previously granted options that were modified.

ESTIMATED FUTURE PAYOUTS UNDER LONG-TERM PERFORMANCE AWARDS. The named executives were granted LTPAs under the 2016–2018 LTPA program (reported as a multiple of the executive's salary and bonus at the time of grant), subject to achievement of the threshold, target and maximum goals for all five performance measures. The actual payouts, if any, will be calculated using the executive's base salary as in effect in December 2018 and the average of the executive's bonuses awarded for 2016 through 2018. The potential LTPA payouts are performance-driven and therefore completely at risk. See "Long-Term Performance Awards (LTPAs)" on page 40 for a description of the performance goals and salary and bonus multiples for determining payouts. See the Summary Compensation Table on page 38 for the first-year (2016) installments for these awards.

ESTIMATED FUTURE PAYOUTS UNDER PERFORMANCE SHARE UNITS. The named executives were granted PSUs in 2016 that could convert into shares of GE stock at the end of the three-year performance period based on two equally weighted operating goals: Total Cash and Operating Margin. Each operating goal has specified threshold and target performance levels such that performance below threshold results in no PSUs being earned, performance at threshold results in 50% of the PSUs being earned, and performance at or above target results in 100% of the PSUs being earned (with proportional adjustments for performance between threshold and target). In addition, the PSUs have a relative TSR modifier so that the number of PSUs that convert into shares based on achievement of the two operating goals may be adjusted upward or downward by up to 25%, depending on the company's TSR performance versus the S&P 500 over the performance period. Accordingly, the named executives may receive between 0% and 125% of the target number of PSUs granted. Dividend equivalents are paid out only on shares actually received.

The number of PSUs shown in the threshold, target and maximum columns are calculated as follows: (1) threshold assumes that GE achieves the threshold performance level for only one operating goal and there is a negative 25% adjustment for relative TSR performance, (2) target assumes that GE achieves the target performance level for both operating goals and there is no adjustment for relative TSR performance, and (3) maximum assumes that GE achieves the target performance level for both operating goals and there is a positive 25% adjustment for relative TSR performance. See "PSUs" on page 45 for additional information.

RESTRICTED STOCK UNITS. The number of RSUs granted in 2016, which will vest in five equal annual installments, with the first installment (20%) vesting one year from the grant date (except that Mr. Joyce's special retention grant in July will cliff vest 100% on December 31, 2019). Dividend equivalents are paid out only on shares actually received.

STOCK OPTIONS. The number of stock options granted in 2016, which will vest in five equal annual installments, with the first installment (20%) becoming exercisable one year from the grant date. See the Outstanding Equity Awards Table below and "Potential Termination Payments" on page 49 for information on accelerated vesting for retirement-eligible awards.

STOCK OPTION EXERCISE PRICE. Stock option exercise prices reflect the closing price of GE stock on the grant date.

GRANT DATE FAIR VALUE OF AWARDS. Generally, the aggregate grant date fair value is the amount that the company expects to expense in its financial statements over the award's vesting schedule.

— **For stock options,** fair value is calculated using the Black-Scholes value of each option on the grant date (resulting in a $3.75 per unit value for the September grants and a $3.57 per unit value for the November grant).

— **For RSUs,** fair value is calculated based on the closing price of the company's stock on the grant date, reduced by the present value of dividends expected to be paid on GE common stock before the RSUs vest (resulting in a $31.19 per unit value for Ms. Comstock's July grant, a $31.20 per unit value for Mr. Joyce's July grant, and a $30.05 per unit value for the September grants) because dividend equivalents on unvested RSUs (granted after 2013) are accrued and paid out only if and when the award vests.

— **For PSUs,** the actual value of units received will depend on the company's performance, as described above. Fair value is calculated by multiplying the per unit value of the award ($28.87 for the September grants and $26.12 for the November grant) by the number of units corresponding to the most probable outcome of the performance conditions as of the grant date. The per unit value is based on the closing price of the company's stock on the grant date, adjusted to reflect the relative TSR modifier by using a Monte Carlo simulation that includes multiple inputs such as stock price, performance period, volatility and dividend yield.

Outstanding Equity Awards Table

The following table — also known as the Outstanding Equity Awards at Fiscal Year-End Table — shows the named executives' stock and option grants as of year-end. It includes unexercised stock options (vested and unvested) and RSUs and PSUs for which vesting conditions were not yet satisfied as of December 31, 2016.

Name of Executive	Grant Date	Award Type	Number Outstanding	Portion Exercisable	Exercise Price	Expiration Date	Market Value	Vesting Schedule
Immelt	7/3/1989	Rest. Stock	60,000				$1,896,000	100% on 2/19/21
	12/20/1991	RSUs	68,860				$2,175,976	100% on 2/19/21
	6/23/1995	RSUs	71,729				$2,266,636	100% on 2/19/21
	6/26/1998	RSUs	107,594				$3,399,970	100% on 2/19/21
	11/24/2000	RSUs	143,459				$4,533,304	100% on 2/19/21
	9/13/2013	PSUs	400,000				$12,640,000	100% in 2017, subject to performance
	11/6/2014	Options	500,000	500,000	$26.36	11/6/2024	$2,620,000	
	11/6/2014	PSUs	200,000				$6,320,000	100% in 2017, subject to performance
	11/5/2015	Options	600,000	600,000	$29.64	11/5/2025	$1,176,000	
	11/5/2015	PSUs	200,000				$6,320,000	100% in 2018, subject to performance
	11/3/2016	Options	600,000	0	$28.28	11/3/2026	$1,992,000	100% on 11/3/17
	11/3/2016	PSUs	200,000				$6,320,000	100% in 2019, subject to performance
Total			**3,151,642**	**1,100,000**			**$51,659,886**	
Bornstein	9/7/2007	Options	112,500	112,500	$38.75	9/7/2017	$0	
	9/9/2008	Options	137,500	137,500	$28.12	9/9/2018	$478,500	
	3/12/2009	Options	95,000	95,000	$9.57	3/12/2019	$2,092,850	
	7/23/2009	Options	440,000	440,000	$11.95	7/23/2019	$8,646,000	
	6/10/2010	Options	650,000	650,000	$15.68	6/10/2020	$10,348,000	
	6/9/2011	Options	700,000	700,000	$18.58	6/9/2021	$9,114,000	
	7/27/2012	RSUs	200,000				$6,320,000	100% on 7/27/17
	9/7/2012	Options	725,000	580,000	$21.59	9/7/2022	$7,257,250	100% on 9/7/17
	9/13/2013	Options	550,000	330,000	$23.78	9/13/2023	$4,301,000	50% in 2017 and 2018
	7/24/2014	RSUs	60,000				$1,896,000	33% in 2017, 2018 and 2019
	9/5/2014	Options	550,000	220,000	$26.10	9/5/2024	$3,025,000	33% in 2017, 2018 and 2019
	11/5/2015	Options	220,000	44,000	$29.64	11/5/2025	$431,200	25% in 2017, 2018, 2019 and 2020
	11/5/2015	RSUs	29,600				$935,360	25% in 2017, 2018, 2019 and 2020
	11/5/2015	PSUs	53,000				$1,674,800	100% in 2018, subject to performance
	9/9/2016	Options	200,000	0	$30.11	9/9/2026	$298,000	20% in 2017, 2018, 2019, 2020 and 2021
	9/9/2016	RSUs	27,000				$853,200	20% in 2017, 2018, 2019, 2020 and 2021
	9/9/2016	PSUs	27,000				$853,200	100% in 2019, subject to performance
Total			**4,776,600**	**3,309,000**			**$58,524,360**	

Name of Executive	Grant Date	Award Type	Number Outstanding	Portion Exercisable	Exercise Price	Expiration Date	Market Value	Vesting Schedule
Comstock	9/7/2007	Options	67,500	67,500	$38.75	9/7/2017	$0	
	9/9/2008	Options	87,500	87,500	$28.12	9/9/2018	$304,500	
	6/10/2010	Options	400,000	400,000	$15.68	6/10/2020	$6,368,000	
	6/9/2011	Options	500,000	500,000	$18.58	6/9/2021	$6,510,000	
	7/27/2012	RSUs	10,000				$316,000	100% on 7/27/17
	9/7/2012	Options	500,000	400,000	$21.59	9/7/2022	$5,005,000	100% on 9/7/17
	7/25/2013	RSUs	30,000				$948,000	50% in 2017 and 2018
	9/13/2013	Options	400,000	240,000	$23.78	9/13/2023	$3,128,000	50% in 2017 and 2018
	9/5/2014	Options	400,000	160,000	$26.10	9/5/2024	$2,200,000	33% in 2017, 2018 and 2019
	9/11/2015	Options	134,000	26,800	$24.95	9/11/2025	$891,100	25% in 2017, 2018, 2019 and 2020
	9/11/2015	RSUs	21,600				$682,560	25% in 2017, 2018, 2019 and 2020
	9/11/2015	PSUs	39,000				$1,232,400	100% in 2018, subject to performance
	7/28/2016	RSUs	150,000				$4,740,000	20% in 2017, 2018 and 2019 and 40% in 2020
	9/9/2016	Options	200,000	0	$30.11	9/9/2026	$298,000	20% in 2017, 2018 and 2019 and 40% in 2020
	9/9/2016	RSUs	27,000				$853,200	20% in 2017, 2018 and 2019 and 40% in 2020
	9/9/2016	PSUs	27,000				$853,200	100% in 2019, subject to performance
Total			**2,993,600**	**1,881,800**			**$34,329,960**	
Joyce	9/7/2007	Options	55,000	55,000	$38.75	9/7/2017	$0	
	9/9/2008	Options	100,000	100,000	$28.12	9/9/2018	$348,000	
	3/12/2009	Options	400,000	400,000	$9.57	3/12/2019	$8,812,000	
	7/23/2009	Options	500,000	500,000	$11.95	7/23/2019	$9,825,000	
	6/10/2010	Options	650,000	650,000	$15.68	6/10/2020	$10,348,000	
	6/9/2011	Options	700,000	700,000	$18.58	6/9/2021	$9,114,000	
	9/7/2012	Options	700,000	700,000	$21.59	9/7/2022	$7,007,000	
	9/13/2013	Options	500,000	500,000	$23.78	9/13/2023	$3,910,000	
	9/5/2014	Options	550,000	550,000	$26.10	9/5/2024	$3,025,000	
	9/11/2015	Options	184,000	184,000	$24.95	9/11/2025	$1,223,600	
	9/11/2015	RSUs	40,000				$1,264,000	25% in 2017, 2018, 2019 and 2020
	9/11/2015	PSUs	53,000				$1,674,800	100% in 2018, subject to performance
	7/28/2016	RSUs	150,000				$4,740,000	100% on 12/31/19
	9/9/2016	Options	200,000	0	$30.11	9/9/2026	$298,000	100% on 9/9/17
	9/9/2016	RSUs	27,000				$853,200	100% on 9/9/17
	9/9/2016	PSUs	27,000				$853,200	100% in 2019, subject to performance
Total			**4,836,000**	**4,339,000**			**$63,295,800**	
Rice	6/23/1995	RSUs	43,056				$1,360,570	100% on 11/15/21
	6/26/1998	RSUs	57,408				$1,814,093	100% on 11/15/21
	7/29/1999	RSUs	28,704				$907,046	100% on 11/15/21
	7/27/2000	RSUs	28,704				$907,046	100% on 11/15/21
	9/10/2001	RSUs	23,920				$755,872	100% on 11/15/21
	9/12/2003	RSUs	29,900				$944,840	100% on 11/15/21
	9/7/2007	Options	275,000	275,000	$38.75	9/7/2017	$0	
	9/9/2008	Options	300,000	300,000	$28.12	9/9/2018	$1,044,000	
	3/12/2009	Options	1,000,000	1,000,000	$9.57	3/12/2019	$22,030,000	
	7/23/2009	Options	800,000	800,000	$11.95	7/23/2019	$15,720,000	
	6/10/2010	Options	1,000,000	1,000,000	$15.68	6/10/2020	$15,920,000	
	6/9/2011	Options	850,000	850,000	$18.58	6/9/2021	$11,067,000	
	9/13/2013	Options	650,000	650,000	$23.78	9/13/2023	$5,083,000	
	9/5/2014	Options	650,000	650,000	$26.10	9/5/2024	$3,575,000	
	11/5/2015	Options	240,000	240,000	$29.64	11/5/2025	$470,400	
	11/5/2015	PSUs	58,000				$1,832,800	100% in 2018, subject to performance
	9/9/2016	Options	200,000	0	$30.11	9/9/2026	$298,000	100% on 9/9/17
	9/9/2016	RSUs	27,000				$853,200	100% on 9/9/17
	9/9/2016	PSUs	27,000				$853,200	100% in 2019, subject to performance
Total			**6,288,692**	**5,765,000**			**$85,436,067**	

Name of Executive	Grant Date	Award Type	Number Outstanding	Portion Exercisable	Exercise Price	Expiration Date	Market Value	Vesting Schedule
Sherin	9/7/2007	Options	275,000	275,000	$38.75	9/7/2017	$0	
	9/9/2008	Options	300,000	300,000	$28.12	9/9/2018	$1,044,000	
	3/12/2009	Options	1,000,000	1,000,000	$9.57	3/12/2019	$22,030,000	
	7/23/2009	Options	800,000	800,000	$11.95	7/23/2019	$15,720,000	
	6/10/2010	Options	1,000,000	1,000,000	$15.68	6/10/2020	$15,920,000	
	6/9/2011	Options	850,000	850,000	$18.58	6/9/2021	$11,067,000	
	9/13/2013	Options	650,000	650,000	$23.78	12/31/2021	$5,083,000	
	9/5/2014	Options	650,000	650,000	$26.10	12/31/2021	$3,575,000	
	11/5/2015	Options	240,000	240,000	$29.64	12/31/2019	$470,400	
	11/5/2015	PSUs	58,000				$1,832,800	100% in 2018, subject to performance
Total			**5,823,000**	**5,765,000**			**$76,742,200**	

MARKET VALUE. The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 31, 2016 ($31.60) by the number of shares underlying each award and, with respect to the PSUs, assuming satisfaction of the target levels for the applicable performance conditions. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award's exercise price and the closing price of GE stock as of December 31, 2016.

VESTING SCHEDULE

— **Options** vest on the anniversary of the grant date in the years shown in the table. The table shows an accelerated stock option vesting schedule for Ms. Comstock and Messrs. Immelt, Joyce and Rice because their awards qualified for retirement-eligible vesting between 2016 and 2020. See "Potential Termination Payments" on page 49 for the requirements for an award to qualify for retirement-eligible accelerated vesting (the executive is age 60 or older and the award has been held for at least one year).

— **RSUs** vest on the anniversary of the grant date in the years shown in the table, except that certain awards vest on the named

executive's 65th birthday or upon the awards qualifying for retirement-eligible vesting (as discussed above for Options).

— **PSUs** vest at the beginning of the year indicated when the Compensation Committee certifies that the performance conditions have been achieved. See "2013 & 2014 PSU Grants" on page 34 for details on the performance conditions and payouts for the 2013 and 2014 grants, which have vested. See the table below for details on the performance conditions for the 2015 and 2016 grants.

Performance goal	How measured	Weighting	2015 Grant (2015–2017)		2016 Grant (2016–2018)	
			Threshold	Target	Threshold	Target
Total cash	Cumulative	50%	$87 billion	$92 billion	$70 billion	$85 billion
Operating margin	Last year in period	50%	16.5%	16.75%	15.0%	16.0%
Relative TSR	Cumulative vs. S&P 500	+/- 25% adjustment				

HOW WE DEFINE THE PERFORMANCE GOALS*

Total cash = GE CFOA (Industrial CFOA + dividends from GE Capital) + proceeds from Industrial dispositions (after tax)

Operating margin = Industrial segment operating margin for 2015 grant (excludes adjusted corporate operating costs); Industrial operating margin for 2016 grant (includes adjusted corporate operating costs)

*The Compensation Committee has the authority to adjust these metrics for extraordinary items.

+/- 25% adjustment to # of PSUs earned refers to:

— GE TSR performance ≥ 75th percentile ➔ positive 25% adjustment

— GE TSR performance < 40th percentile ➔ negative 25% adjustment

— GE TSR performance = 50th percentile ➔ no adjustment (with proportional adjustment for performance between 40th–75th percentiles)

Why are the total cash and operating margin targets for the 2016 grant lower than the 2015 grant?

The difference in threshold/target performance levels between the 2015 and 2016 grants is due primarily to differences in how we calculate the metrics, as shown below:

	2015 grant (2015–2017)	2016 grant (2016–2018)
Total cash	**Includes** ~$20 billion proceeds from the split-off of Synchrony Financial that occurred in November 2015	**Excludes** Synchrony Financial split-off proceeds as the split-off occurred before the performance period
Operating margin	**Excludes** adjusted corporate operating costs from the numerator (i.e., represents operating margin only for the industrial segments)	**Includes** adjusted corporate operating costs in the numerator, consistent with how we are reporting this metric to investors going forward

Option Exercises and Stock Vested Table

The table to the right shows the number of shares the named executives acquired and the values they realized upon the exercise of options and the vesting of RSUs and PSUs during 2016. Values are shown before payment of any applicable withholding taxes or brokerage commissions.

STOCK AWARDS. For Messrs. Immelt and Rice, includes partial vesting of certain awards for U.S. Federal Insurance Contributions Act (FICA) tax purposes. For Mr. Sherin, includes accelerated vesting of certain awards pursuant to his retirement agreement. Receipt of a portion of these awards ($6,054,019) is subject to a six-month delay under applicable U.S. federal income tax regulations.

	Options		PSUs & RSUs	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Immelt	0	$0	142,858	$4,025,116
Bornstein	125,000	$2,452,684	33,650	$1,044,670
Comstock	0	$0	36,650	$1,149,593
Joyce	0	$0	153,250	$4,735,754
Rice	0	$0	99,558	$3,023,295
Sherin	0	$0	231,250	$7,295,099

Deferred Compensation

The company has offered both a deferred bonus program and, from time to time, a deferred salary program. These deferral programs are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. The deferred salary program is viewed as a strong retention tool because executives generally must remain with the company for at least five years after deferral to receive any interest on deferred balances. In addition, because the deferral programs are unfunded and deferred payments are satisfied from the company's general assets, they provide an incentive for the company's executives to minimize risks that could jeopardize the long-term financial health of the company.

Bonus Deferrals

ELIGIBILITY AND DEFERRAL OPTIONS. Employees in our executive band and above, including the named executives, can elect to defer all or a portion of their bonus payments into the deferral options shown below. Participants may change their election among these options four times per year.

TIME AND FORM OF PAYMENT. Participants can elect to receive their deferred compensation balance upon termination of employment either in a lump sum or in 10 to 20 annual installments.

Deferral Option	Type of Earnings	Account Balance for Earnings Calculation	Earnings Amount*	When Earnings Credited
GE Stock Units (based on GE stock value)	Dividend-equivalent income	Units in account on NYSE ex-dividend date	Quarterly dividend declared for GE stock or the S&P 500, as applicable	Quarterly
S&P 500 Index Units (based on S&P 500)				
Deferred Cash Units (cash units)	Interest income	Daily outstanding account balance	Prior calendar month's average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 years and 20 years	Monthly

*None of the bonus deferral options provide for "above-market interest" as defined by the SEC.

Salary Deferrals

ELIGIBILITY. We periodically offer eligible employees in our executive band and above the opportunity to defer their salary payments (the last such plan was offered in 2010 for 2011 salary). Individuals who are named executives at the time a deferred salary program is initiated are not eligible to participate.

INTEREST INCOME. These programs provide accrued interest on deferred amounts (including an above-market interest rate as defined by the SEC) ranging from 6% to 14% compounded annually. A participant who terminates employment before the end of the five-year vesting period will receive a payout of the deferred amount but will forfeit the accrued interest (with exceptions for events such as retirement, death and disability).

TIME AND FORM OF PAYMENT. Our deferred salary programs have required participants to elect, before the salary was deferred, to receive deferred amounts either in a lump sum or in 10 to 20 annual installments.

The company makes all decisions regarding the measures for calculating interest or other earnings on deferred bonuses and salary. The named executives cannot withdraw any amounts from their deferred compensation balances until they either leave or retire from GE.

Deferred Compensation Table

The table below — also known as the Nonqualified Deferred Compensation Table — shows amounts credited to the named executives' accounts under nonqualified deferred compensation plans and plan balances as of December 31, 2016. For 2016, the company did not make any matching contributions into these plans. In addition, no withdrawals or distributions were made in 2016.

Name	Executive Contributions in 2016	Aggregate Earnings in 2016		Aggregate Balance at 12/31/16	
		Deferred Bonus Program	Deferred Salary Program	Deferred Bonus Program	Deferred Salary Program
Immelt	$0	$164,976	$687,636	$3,520,480	$6,335,807
Bornstein	$0	$7,859	$169,509	$177,757	$1,732,860
Comstock	$0	$61,039	$72,412	$1,380,588	$802,081
Joyce	$0	$3,255	$0	$100,627	$0
Rice	$0	$1,766,505	$732,472	$20,437,209	$7,489,036
Sherin	$0	$26,851	$443,148	$750,585	$4,589,482

EXECUTIVE CONTRIBUTIONS IN 2016. Amounts represent compensation deferred during 2016. They do not include any amounts reported as part of 2016 compensation in the Summary Compensation Table on page 38, which were credited to the named executive's deferred account, if any, in 2017.

AGGREGATE EARNINGS IN 2016. Reflects earnings on each type of deferred compensation listed in this section that were deposited into the named executive's deferred compensation account during 2016. The earnings on deferred bonus payments may be positive or negative, depending on the named executive's investment choice, and are calculated based on: (1) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 31, 2016; minus (2) that amount as of December 31, 2015; minus (3) any named executive contributions during the year. The earnings on the deferred salary programs are calculated based on the total amount of interest earned. See the Summary Compensation Table on page 38 for the above-market portion of those interest earnings in 2016.

AGGREGATE BALANCE AT 12/31/16. The fiscal year-end balances reported in the table above include the following amounts that were previously reported in the Summary Compensation Table as 2014 and 2015 compensation:

Name	Deferred Bonus Program	Deferred Salary Program
Immelt	$0	$367,680
Bornstein	$0	$99,303
Comstock	$0	$45,207
Joyce	$0	$0
Rice	$0	$402,963
Sherin	$0	$256,758

Pension Benefits

The company provides retirement benefits to the named executives under the same GE Pension Plan and GE Supplementary Pension Plan in which other eligible employees participate. The Pension Plan is a funded, tax-qualified plan. The Supplementary Pension Plan, which increases retirement benefits above amounts available under the Pension Plan, is an unfunded, unsecured obligation of the company and is not qualified for tax purposes. Because participants generally forfeit any benefits under this plan if they leave the company before age 60, we believe it is a strong retention tool that significantly reduces departures of high-performing executives and greatly enhances the caliber of the company's executive workforce. In addition, because the Supplementary Pension Plan is unfunded and benefit payments are satisfied from the company's general assets, it provides an incentive for executives to minimize risks that could jeopardize the long-term financial health of GE.

GE Pension Plan

ELIGIBILITY AND VESTING. The GE Pension Plan is a broad-based retirement program that is closed to new participants. Eligible employees vest in the plan after five years of qualifying service. The plan also requires employee contributions, which vest immediately.

BENEFIT FORMULA. For the named executives, the plan provides benefits based primarily on a formula that takes into account their earnings for each fiscal year. Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of a named executive's earnings for the year up to covered compensation and 1.9% of his or her earnings for the year in excess of covered compensation. "Covered compensation" was $50,000 for 2016 and has varied over the years based in part on changes in the Social Security taxable wage base. For purposes of the formula, annual earnings include base salary and up to one-half of bonus payments, but may not exceed an IRS-prescribed limit applicable to tax-qualified plans ($265,000 for 2016). As a result, the maximum incremental annual benefit a named executive could have earned for service in 2016 was $4,810. Over the years, we have made special one-time adjustments to this plan that increased eligible participants' pensions, but we did not make any such adjustment in 2016.

TIME AND FORM OF PAYMENT. The accumulated benefit an employee earns over his or her career is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including the named executives, may retire at age 60 without any reduction in benefits. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options.

TAX CODE LIMITATIONS ON BENEFITS. The tax code limits the benefits payable under the GE Pension Plan. For 2016, the maximum single life annuity a named executive could have received under these limits was $210,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution and actual retirement dates.

GE Supplementary Pension Plan

ELIGIBILITY. The GE Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program that is offered to eligible employees in the executive band and above, including the named executives, to provide retirement benefits above amounts available under our other pension programs. The portion of the plan providing the benefits described below has been closed to new participants.

BENEFIT FORMULA. A named executive's annual supplementary pension, when combined with certain amounts payable under the company's other pension programs and Social Security, will equal 1.75% of his or her "earnings credited for retirement benefits" multiplied by the number of years of credited service, up to a maximum of 60% of such earnings credited for retirement benefits. The "earnings credited for retirement benefits" are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement.

TIME AND FORM OF PAYMENT. Employees are generally not eligible for benefits under the Supplementary Pension Plan if they leave the company before age 60. The normal retirement age under this plan is 65; however, employees who began working at GE prior to 2005, including the named executives, may retire at age 60 without any reduction in benefits. The plan provides for spousal joint and survivor annuities for the named executives. Benefits under this plan would be available to the named executives only as monthly payments and could not be received in a lump sum.

GE Excess Benefits Plan

ELIGIBILITY. The GE Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the GE Pension Plan are limited by certain tax code provisions. There were no accruals for named executives under this plan in 2016, and the company expects only insignificant accruals, if any, under this plan in future years.

BENEFIT FORMULA. Benefits payable under this plan are equal to the amount that would be payable under the terms of the GE Pension Plan disregarding the limitations imposed by certain tax code provisions minus the amount actually payable under the GE Pension Plan taking those limitations into account.

TIME AND FORM OF PAYMENT. Benefits for the named executives are generally payable at the same time and in the same manner as their GE Pension Plan benefits.

Pension Benefits Table

The table below shows the present value of the accumulated benefit at year-end for the named executives under each plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executives are not entitled to receive these amounts in a lump sum. None of the named executives received a payment under these plans in 2016.

Name	Number of Years Credited Service	Present Value of Accumulated Benefit		
		Pension Plan	Supplementary Pension Plan	Excess Benefits Plan
Immelt	35	$2,016,513	$79,641,324	$1,820
Bornstein	27	$1,088,312	$19,014,709	$0
Comstock	23	$1,342,970	$15,557,929	$0
Joyce	36	$2,042,600	$24,445,454	$463
Rice	38	$2,182,692	$58,599,615	$0
Sherin*	35	$1,937,063	$56,717,273	$0

*Excludes early retirement allowance payments valued at $7,191,154 (see "Early Retirement Agreement with Mr. Sherin" on page 49).

PRESENT VALUE OF ACCUMULATED BENEFIT. The accumulated benefit is based on years of service and earnings (base salary and bonus, as described above) considered by the plans for the period through December 31, 2016. It also includes the value of contributions made by the named executives throughout their careers. For purposes of calculating the present value, we assume that all named executives who are not yet 60 (except for Mr. Sherin, who retired before age 60) will remain in service until age 60, the age at which they may retire

without any reduction in benefits. We also assume that benefits are payable under the available forms of annuity consistent with the assumptions described in the Postretirement Benefit Plans notes in GE's financial statements in our 2016 annual report on Form 10-K, including the statutory discount rate assumption of 4.11%. The postretirement mortality assumption used for present value calculations is the RP-2014 mortality table, adjusted for GE's experience and factoring in projected generational improvements.

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had a named executive's employment terminated on December 31, 2016. For this hypothetical calculation, we have used each executive's compensation and service levels as of this date (and, where applicable, GE's closing stock price on this date). Since many factors (e.g., the time of year when the event occurs, GE's stock price and the executive's age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts shown are in addition to benefits generally available to salaried employees who joined the company before 2005, such as distributions under the Retirement Savings Plan, subsidized retiree medical benefits and disability benefits.

EARLY RETIREMENT AGREEMENT WITH MR. SHERIN. Mr. Sherin retired on December 31, 2016 after a 35-year career with GE. In connection with this, we entered into an early retirement agreement with Mr. Sherin pursuant to which, subject to a 12-month non-compete, Mr. Sherin will receive: (1) his 2016 annual cash bonus (as reported in the Summary Compensation Table) and a prorated 2016–2018 LTPA payment, in each case based upon actual company performance and determined in accordance with the company's normal processes; (2) accelerated vesting (the PSUs remain subject to actual company performance) and up to a 5-year extension of the expiration period for his outstanding equity awards (the value of which is reported in the Summary Compensation Table), consistent with the benefits provided

to other employees impacted by the GE Capital exit plan; (3) vesting at age 60 of his accrued benefits under the GE Supplementary Pension Plan (with benefits based on his approximately 35 years of service as of his retirement date); and (4) an early retirement allowance, payable monthly, from his retirement through age 60 (and, for certain amounts, through age 63⅔).

Our Policies on Post-Termination Payments

NO EMPLOYMENT OR INDIVIDUAL SEVERANCE AGREEMENTS. Our named executives serve at the will of the Board and do not have individual employment, severance or change-of-control agreements. This preserves the Compensation Committee's flexibility to set the terms of any employment termination based on the particular facts and circumstances.

SHAREOWNER APPROVAL OF SEVERANCE AND DEATH BENEFITS. If the Board were to agree to pay severance or unearned death benefits to a named executive, we would seek shareowner approval. For severance benefits, this policy applies only when the executive's employment had been terminated before retirement for performance reasons and the value of the proposed severance benefits exceeded 2.99 times the sum of his or her base salary and bonus. See the Board's Governance Principles (see "Helpful Resources" on page 81) for the full policies.

Equity Awards

The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the named executive had died, become disabled or retired as of December 31, 2016. Intrinsic value is based upon the company's stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives.

POTENTIAL TERMINATION PAYMENTS TABLE (EQUITY BENEFITS)

Name	Upon Death		Upon Disability		Upon Retirement	
	Options	RSUs/PSUs	Options	RSUs/PSUs	Options	RSUs/PSUs
Immelt	$1,992,000	$42,181,639	$0	$1,896,000	$0	$36,154,887
Bornstein	$5,429,810	$12,132,337	$5,331,810	$935,360	N/A	N/A
Comstock	$4,583,080	$9,252,787	$4,285,080	$682,560	N/A	N/A
Joyce	$298,000	$8,984,977	$0	$0	$0	$1,570,125
Rice	$298,000	$9,818,569	$0	$0	$0	$8,407,717
Sherin	N/A	N/A	N/A	N/A	$4,648,600	$8,777,532

DEATH/DISABILITY. Unvested options would vest and remain exercisable until their expiration date. In the case of disability, this applies only to options that have been held for at least one year. Unvested RSUs would become fully vested in some cases,

depending on the award terms. PSUs would be earned, subject to the achievement of the performance objectives. For these purposes, "disability" generally means the executive being unable to perform his or her job.

RETIREMENT. Unvested options or RSUs held for at least one year would become fully vested and would remain exercisable until their expiration date. This treatment applies to the named executives either becoming retirement-eligible (reaching the applicable retirement age) or retiring at age 60 or thereafter, depending on the award terms, and provided the award holder has at least five years of service with GE. Messrs. Immelt, Joyce and Rice had reached the applicable retirement age as of December 31, 2016.

Pension Benefits

"Pension Benefits" on page 48 describes the general terms of each pension plan in which the named executives participate, the years of credited service and the present value of their accumulated pension benefit (assuming payment begins at age 60 or, for those named executives age 60 or above, January 1, 2017). The table below shows the pension benefits that would have become payable if the named executives had died, become disabled, voluntarily terminated or retired as of December 31, 2016.

In the event of death before retirement, the named executive's surviving spouse may receive the following pension benefits:

— **GE Pension Plan and GE Excess Benefits Plan.** Either an annuity, as if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefits under these plans.

— **GE Supplementary Pension Plan.** A lump-sum payment based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

The amounts payable depend on several factors, including employee contributions and the ages of the named executive and surviving spouse.

In the event a disability occurs before retirement, the named executive may receive an annuity payment of accrued pension benefits, payable immediately.

POTENTIAL TERMINATION PAYMENTS TABLE (PENSION BENEFITS)

Name	Lump Sum upon Death	Annual Annuity upon Death	Annual Annuity upon Disability	Annual Annuity upon Voluntary Termination	Annual Annuity upon Retirement
Immelt	$39,525,337	$69,589	N/A	N/A	$4,991,076
Bornstein	$17,253,713	$44,656	$1,739,950	$90,850	N/A
Comstock	$8,717,899	$49,049	$1,176,448	$91,017	N/A
Joyce	$12,347,590	$66,245	N/A	N/A	$1,596,029
Rice	$34,748,967	$69,966	N/A	N/A	$3,606,231
Sherin	N/A	$1,888,530	N/A	N/A	$4,070,282

LUMP SUM UPON DEATH. Lump sum payable to the surviving spouse.

ANNUAL ANNUITY UPON DEATH. Annuity payable for the life of the surviving spouse. In accordance with his early retirement agreement, in the event of Mr. Sherin's death prior to age 60, his surviving spouse would receive payments beginning on his 60th birthday based on the 50% joint and survivor annuity option under the pension plans.

ANNUAL ANNUITY UPON DISABILITY. 50% joint and survivor annuity payable to each executive.

ANNUAL ANNUITY UPON VOLUNTARY TERMINATION. 50% joint and survivor annuity payable to each executive at age 60; this does not include any payments under the GE Supplementary Pension Plan because they are forfeited upon voluntary termination before age 60.

ANNUAL ANNUITY UPON RETIREMENT. 50% joint and survivor annuity, except for Mr. Sherin. Mr. Sherin's amounts reflect his elections under his early retirement allowance, which is valued at $7,191,154 (see "Early Retirement Agreement with Mr. Sherin" on page 49).

Deferred Compensation

The named executives are entitled to receive the amount in their deferred compensation accounts if their employment terminates. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of GE Stock Units or S&P 500 Index Units, and to accrue interest income or dividend payments, as applicable. Therefore, amounts received by the named executives would differ from those shown in the Deferred Compensation Table on page 47. See "Deferred Compensation" on page 46 for information on the available distribution types under each deferral plan.

Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executives, see "Life Insurance Premiums" on page 39. If the named executives had died on December 31, 2016, the survivors of the named executives would have received the following under these arrangements. The company would continue to pay the premiums in the event of a disability until the policy is fully funded.

Name	Death Benefit
Immelt	$24,187,246
Bornstein	$12,538,062
Comstock	$10,826,058
Joyce	$10,505,046
Rice	$18,528,900
Sherin	$21,162,796

Other Executive Compensation Practices & Policies

Roles and Responsibilities in Succession Planning and Compensation

COMPENSATION COMMITTEE. The committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. As part of this responsibility, the committee oversees the compensation program for the CEO and the other named executives.

MANAGEMENT. Our CEO and our senior vice president, human resources, help the committee administer our executive compensation program. The senior vice president, human resources, also advises the committee on matters such as past compensation, total annual compensation, potential accrued benefits, GE compensation practices and guidelines, company performance, industry compensation practices and competitive market information.

How We Establish Performance Goals and Evaluate Performance

ESTABLISHING PERFORMANCE GOALS. At the beginning of each year, Mr. Immelt develops the objectives that he believes should be achieved for the company to be successful. He then reviews these objectives with the Compensation Committee for the corollary purpose of establishing how the committee will assess his and the other named executives' performance, including forming the basis for the performance metrics and strategic goals included in the annual bonus plan. These objectives are derived largely from the company's annual financial and strategic planning sessions, during which the Board and management conduct in-depth reviews of the company's growth opportunities and establish goals for the upcoming year. The objectives include quantitative financial measurements as well as qualitative strategic, risk and operational considerations, and are focused on those factors that our CEO and the committee believe create long-term shareowner value.

EVALUATING PERFORMANCE. Mr. Immelt leads the assessment of each named executive's individual performance against the objectives established for that executive, the company's overall performance and the performance of the executive's business or function, and makes an initial compensation recommendation to the Compensation Committee for each executive. In doing so, he solicits the input of, and receives advice and data from, our senior vice president, human resources. Mr. Immelt also reviews and discusses preliminary considerations as to his own compensation with the committee, but does not participate in the final determination of his compensation. The named executives also play no role in their compensation determinations, other than discussing with the CEO their individual performance against predetermined objectives.

Our Policies on Compensation Consultants and Peer Group Comparisons

STRATEGIC USE OF COMPENSATION CONSULTANTS. From time to time, the Compensation Committee and the company's human resources function have sought the views of Frederic W. Cook & Co., Inc. (Frederic Cook) about market intelligence on compensation trends and on particular compensation programs designed by our human resources function. For 2016, the Compensation Committee chair and the company's human resources function consulted with Frederic Cook on market practices related to senior executive compensation. In addition, the Governance Committee and the company's legal function consulted with Frederic Cook on market practices relating to compensation and benefits for non-employee directors. In addition, the company's human resource function consulted with Exequity to obtain its views and information on the company's broad-based 2007 Long-Term Incentive Plan. All of these services were obtained under hourly fee arrangements rather than through a standing engagement.

COMPENSATION CONSULTANT INDEPENDENCE POLICY. Any compensation consultant that advises the Board on executive or director compensation will not at the same time advise the company on any other human resources matter, and the committee has determined that Frederic Cook's work with the committee, Governance Committee and the company's human resources function does not raise any conflict of interest.

LIMITED USE OF PEER GROUP COMPARISONS. The Compensation Committee considers executive compensation at the other Dow 30 companies as just one among several factors in setting pay. It does not target a percentile within this group and instead uses the comparative data merely as a reference point in exercising its judgment about compensation types and amounts.

Clawbacks and Other Remedies for Potential Misconduct

CLAWBACKS. The Board may seek reimbursement from an executive officer if it determines that the officer engaged in conduct that was detrimental to the company and resulted in a material inaccuracy in either our financial statements or in performance metrics that affected the officer's compensation. If the Board determines that the officer engaged in fraudulent misconduct, it will seek such reimbursement. For more information, see the Board's Governance Principles (see "Helpful Resources" on page 81).

OTHER REMEDIES. In cases of detrimental misconduct by an executive officer, the Board may also take a range of other actions to remedy the misconduct, prevent its recurrence, and discipline the individual as appropriate, including terminating the individual's employment. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Share Ownership and Equity Grant Policies

SHARE OWNERSHIP REQUIREMENTS. We require our named executives to own significant amounts of GE stock as shown on the next page. The required amounts are set at multiples of base salary. All named executives are in compliance with our stock ownership requirements. For details on these requirements, see the Compensation Committee's Key Practices (see "Helpful Resources" on page 81). The named executives' ownership is shown in the Common Stock & Total Stock-Based Holdings Table on page 29.

STOCK OWNERSHIP REQUIREMENTS
(multiples of base salary)

10X	5X	4X
for CEO	**for vice chairs**	**for senior vice presidents**

HOLDING PERIOD REQUIREMENTS. Our executive officers must also hold for at least one year any net shares of GE stock they receive through stock option exercises.

NO HEDGING. We believe our executive officers and directors should not speculate or hedge their interests in our stock. We therefore prohibit them from entering into any derivative transactions in GE stock, including any short sale, forward, equity swap, option or collar that is based on GE's stock price.

NO PLEDGING. We prohibit executive officers and directors from pledging GE stock.

NO OPTION BACKDATING OR SPRING-LOADING. The exercise price of each stock option is the closing price of GE stock on the grant date (the date of the Compensation Committee meeting at which equity awards are determined). Board and committee meetings are generally scheduled at least a year in advance and without regard to major company announcements.

NO OPTION REPRICING. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.

NO UNEARNED DIVIDEND EQUIVALENTS. PSUs, as well as RSUs granted to executive officers after 2013, do not pay dividend equivalents on shares that are not yet owned. Instead, dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. For more information, see the Compensation Committee's Key Practices (see "Helpful Resources" on page 81).

Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's named executives. This limitation does not apply to compensation that meets the tax code requirements for "qualifying performance-based" compensation. With respect to compensation reported in the Summary Compensation Table for 2016, annual cash bonus payments as well as PSU, RSU and stock option grants were designed to satisfy the requirements for deductible compensation (but we may pay compensation that does not qualify as deductible). To allow annual bonus payments, LTPA payments and grants of PSUs and RSUs to qualify as deductible, the Compensation Committee established a performance goal (positive net earnings, adjusted to remove the impact under GAAP of unusual events) and the maximum amounts that could be granted to the executive officers (expressed as a percentage of adjusted net earnings). That goal was met for 2016, and the bonus payments and PSU and RSU grant amounts were within the pre-established limits. Because deductibility is determined under a set of standards that may be subject to different interpretations in application, arrangements intended to satisfy the deductibility requirements may subsequently be determined not to be deductible.

Explanation of Non-GAAP Financial Measures and Performance Metrics

Information on how GE calculates the following metrics (presented on pages 6–7, 32–34, 40 and 45):

— Industrial segment organic revenue growth (incl. Alstom for Nov. & Dec. of 2015 & 2016),

— Industrial operating + Verticals EPS,

— Industrial operating profit,

— Industrial operating margin,

— Industrial operating margin (ex. Alstom),

— Industrial segment operating margin (ex. Appliances and/or Alstom),

— Industrial segment gross margin (ex. Alstom),

— Industrial ROTC,

— GE Capital Verticals earnings,

— GE CFOA (ex. deal taxes & pension funding),

— Free cash flow + dispositions, and

— Total cash generation,

is disclosed in the supplemental materials on GE's proxy website (see "Helpful Resources" on page 81) and in the "Supplemental Information" section of GE's annual report on Form 10-K for 2016. Information on how GE calculates the funding metrics for the annual bonus program as well as the performance metrics for the 2016–2018 LTPA program and 2013–2016 and 2014–2016 PSUs is also disclosed in the supplemental materials on GE's proxy website.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see the Forward-Looking Statements Information page on our Investor Relations website (see "Helpful Resources" on page 81) as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

Director Compensation

The compensation program for independent directors is designed to achieve the following goals:

— **Fairly pay directors** for the work required at a company of GE's size and scope;

— **Align directors' interests** with the long-term interests of GE shareowners; and

— **Be simple, transparent and easy** for shareowners to understand.

All independent directors	$275,000
Lead director	$50,000
Audit Committee members	$35,000
Management Development & Compensation Committee members	$25,000
GE Capital Committee members*	$50,000
Governance & Public Affairs Committee members	$10,000
Technology & Industrial Risk Committee members	$10,000

*This committee was eliminated in December 2016.

HOW DEFERRED STOCK UNITS WORK. Each DSU is equal in value to a share of GE stock and is fully vested upon grant, but does not have voting rights. To calculate the number of DSUs to be granted, we divide the target value of the DSUs by the average closing price of GE stock for the 20 days preceding and including the grant date. DSUs accumulate quarterly dividend-equivalent payments, which are reinvested into additional DSUs. The DSUs are paid out in cash beginning one year after the director leaves the Board. Directors may elect to take their DSU payments as a lump sum or in payments spread out for up to 10 years.

OTHER COMPENSATION. Our independent directors may also receive the following benefits:

— **Matching Gifts Program.** Independent directors may participate in the GE Foundation's Matching Gifts Program on the same terms as GE employees. Under this program, the GE Foundation matched for each participant up to $25,000 for 2016 contributions to approved charitable organizations.

Compensation Committee Report

The Compensation Committee has reviewed the compensation discussion and analysis (pages 30–53) and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the Board that the compensation discussion and analysis be included in the company's annual report on Form 10-K for 2016 and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

John J. Brennan (Chairman)   Robert W. Lane
Marijn E. Dekkers   Rochelle B. Lazarus
Andrea Jung   James E. Rohr

Annual Compensation

OVERVIEW. Our independent directors receive annual compensation as shown in the table below. There are no additional meeting fees. The lead director and members of our Board committees receive additional compensation due to the workload and broad responsibilities of these positions.

— **Form of payment**. 40% in cash & 60% in deferred stock units (DSUs); directors can elect to defer some or all of the cash portion in additional DSUs

— **Time of payment**. Quarterly installments

— **Multiple committees**. If a director serves on more than one committee, the additional compensation applies separately for each committee

— **Limit on director compensation**. $1,500,000 annually, including cash & equity, but excluding amounts awarded under the Charitable Award Program (which has been closed to new directors)

— **Charitable Award Program.** Each director who joined the Board before 2016 may, upon leaving the Board, designate up to five charitable organizations to share in a $1 million GE contribution. Directors may not choose a private foundation with which they are affiliated.

— **Executive Products and Lighting Program.** Independent directors could participate in our Executive Products and Lighting Program on the same basis as our named executives. Under this program, directors could receive up to $30,000 in GE appliances over a three-year period. This program terminated in June 2016 when we sold our Appliances business, but directors can continue to receive light bulbs going forward.

— **Incidental Board Meeting Expenses.** The company occasionally provides travel and sponsors activities for spouses or other guests of the directors in connection with Board meetings.

Changes to Director Compensation

The Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant. In 2016, with the advice of Frederic Cook, the Board made the following changes:

— **Increased the annual retainers** by $25,000 for independent directors and by an additional $10,000 for members of the Audit, Governance and Industrial Risk Committees.

— **Commensurately increased directors' stock ownership requirements.** The Board increased the director stock ownership requirement from $500,000 to $550,000 to keep the level at 5X the cash portion of the annual retainer.

— **Established an annual limit for director compensation**, which was set at $1,500,000 annually.

Over the past few years, in line with the company's simplification initiative, the Board has taken several actions to reduce benefits provided to directors, including lowering the maximum annual match under the Matching Gifts Program from $50,000 to $25,000, and closing the Charitable Award Program to new directors.

Director Compensation Table

This table shows the compensation that each independent director earned for his or her 2016 Board and committee service. Amounts reflect partial-year Board service for Messrs. Cash, Swieringa and Warner, who retired from the Board in April 2016.

Name of Director	Cash Fees	Stock Awards	All Other Compensation	Total
Sébastien M. Bazin	$0	$189,254	$0	$189,254
W. Geoffrey Beattie	$0	$325,059	$21,262	$346,321
John J. Brennan	$0	$397,272	$0	$397,272
James I. Cash, Jr.	$41,250	$64,024	$1,021,752	$1,127,026
Francisco D'Souza	$0	$300,915	$19,234	$320,149
Marijn E. Dekkers	$55,000	$239,033	$25,000	$319,033
Peter B. Henry	$0	$141,254	$0	$141,254
Susan J. Hockfield	$109,000	$165,352	$11,959	$286,311
Andrea Jung	$117,000	$177,575	$28,373	$322,948
Robert W. Lane	$123,500	$187,535	$0	$311,035
Rochelle B. Lazarus	$0	$289,495	$25,000	$314,495
Lowell C. McAdam	$0	$173,625	$0	$173,625
Steven M. Mollenkopf	$0	$34,288	$0	$34,288
James J. Mulva	$0	$300,915	$25,000	$325,915
James E. Rohr	$138,500	$210,232	$50,000	$398,732
Mary L. Schapiro	$29,900	$272,023	$28,075	$329,998
Robert J. Swieringa	$41,250	$64,024	$1,025,000	$1,130,274
James S. Tisch	$0	$270,630	$0	$270,630
Douglas A. Warner III	$45,000	$69,844	$1,005,841	$1,120,685

CASH FEES. Amount of cash compensation earned in 2016 for Board and committee service.

STOCK AWARDS. Aggregate grant date fair value of DSUs granted in 2016, as calculated in accordance with SEC rules, including amounts that the directors deferred into DSUs in lieu of all or a part of their cash compensation. Grant date fair value is calculated by multiplying the number of DSUs granted by the closing price of GE stock on the grant date, which was $31.79 for March 31, 2016 grants, $31.48 for June 30, 2016 grants, $29.62 for September 30, 2016 grants, and $31.60 for December 31, 2016 grants. The table below shows the cash amounts that the directors deferred into DSUs in 2016 and the number of DSUs accrued as of 2016 fiscal year-end.

ALL OTHER COMPENSATION. The following table provides more information on the type and amount of benefits included in the All Other Compensation column.

— **Matching gifts.** Under the terms of the Matching Gifts Program, contributions made within a calendar year are eligible to be matched if they are reported to GE by April 15 of the following year. Amounts shown in this column reflect all contributions reported to the company in 2016, including 2015 contributions reported to GE by April 2016 and excluding any 2016 contributions that were not reported until 2017.

— **Other benefits.** This column includes: (1) the fair market value of products received under the Executive Products and Lighting Program, the appliances portion of which terminated in June 2016; and (2) a $1,000,000 contribution under our legacy Charitable Award Program for each of our retiring directors (Cash, Swieringa and Warner).

Director	Cash Deferred into DSUs in 2016	# DSUs Outstanding at 2016 Fiscal Year-End
Bazin	$75,750	6,164
Beattie	$128,500	114,269
Brennan	$157,000	59,478
Cash	$0	131,003
D'Souza	$119,000	40,538
Dekkers	$62,000	32,209
Henry	$57,000	4,619
Hockfield	$0	81,971
Jung	$0	140,293
Lane	$0	137,809
Lazarus	$114,500	203,380
McAdam	$69,500	5,655
Mollenkopf	$13,750	1,085
Mulva	$119,000	133,243
Rohr	$0	22,753
Schapiro	$89,600	29,054
Swieringa	$0	165,380
Tisch	$107,000	75,781
Warner	$0	138,131

Director	Matching Gifts	Other Benefits	Total
Bazin	$0	$0	$0
Beattie	$21,262	$0	$21,262
Brennan	$0	$0	$0
Cash	$21,752	$1,000,000	$1,021,752
D'Souza	$0	$19,234	$19,234
Dekkers	$25,000	$0	$25,000
Henry	$0	$0	$0
Hockfield	$11,350	$609	$11,959
Jung	$25,000	$3,373	$28,373
Lane	$0	$0	$0
Lazarus	$25,000	$0	$25,000
McAdam	$0	$0	$0
Mollenkopf	$0	$0	$0
Mulva	$25,000	$0	$25,000
Rohr	$50,000	$0	$50,000
Schapiro	$20,000	$8,075	$28,075
Swieringa	$25,000	$1,000,000	$1,025,000
Tisch	$0	$0	$0
Warner	$0	$1,005,841	$1,005,841

No Additional Director Compensation

Independent directors do not receive any cash incentive compensation, hold deferred compensation balances or receive pension benefits. Since 2003, DSUs have been the only equity incentive compensation awarded to the independent directors; we ceased granting stock options to directors in 2002, and no independent director had stock options outstanding at 2016 fiscal year-end. Directors who are company employees do not receive any compensation for their services as directors.

Share Ownership Requirements for Independent Directors

All independent directors are required to hold at least $550,000 (5X the cash portion of their annual retainer) worth of GE stock and/or DSUs while serving as GE directors. They have five years to meet this ownership threshold. All directors are in compliance with this requirement.

Director and Officer (D&O) Insurance

GE provides liability insurance for its directors and officers. The annual cost of this coverage is approximately $7.5 million.

APPROVAL OF THE GE 2007 LONG-TERM INCENTIVE PLAN, AS AMENDED TO EXTEND THE PLAN AND INCREASE THE NUMBER OF PLAN SHARES

What are you voting on?

We are asking shareowners to approve the GE 2007 Long-Term Incentive Plan (Plan), as amended to extend the term of the Plan, increase the number of authorized shares and make other changes.

Why the Board recommends a vote FOR the amended plan. The purposes of the plan are to:

— **Encourage** selected salaried employees to acquire a proprietary interest in the growth and performance of GE;

— **Generate** an increased incentive to contribute to GE's future success and prosperity, thus enhancing the value of the company; and

— **Enhance** the ability of the company to attract and retain exceptionally qualified individuals upon whom the sustained progress, growth and profitability of GE depend.

The amended plan would further these objectives by allowing GE to continue to grant awards under the Plan for another four to five years.

✓ **YOUR BOARD RECOMMENDS A VOTE FOR APPROVAL OF THE GE 2007 LONG-TERM INCENTIVE PLAN, AS AMENDED**

GE'S CURRENT EQUITY PRACTICES

– **Balanced mix** of PSUs, RSUs & options for senior officers
– **Long-term vesting** with 5 years for options/RSUs, 3 years for PSUs
– **No dividend equivalent payments** to executive officers on unearned RSUs/PSUs
– **Share buybacks** to offset dilution from equity programs

Overview of the 2007 LTIP

On February 10, 2017, the Board adopted, subject to shareowner approval, an amendment to the GE 2007 Long-Term Incentive Plan (Plan) to extend the term of the Plan, which otherwise would terminate at the 2017 annual meeting, and to increase the Plan's share pool — that is, the number of shares that GE is authorized to issue for awards under the Plan. When shareowners previously approved the Plan at our 2007 and 2012 annual meetings, they authorized the issuance of up to 925 million shares for Plan awards (of which 223.5 million were available for future awards as of December 31, 2016).

If shareowners approve this proposal, the Plan would be amended to:

— **Authorize GE to issue up to 150 million additional shares for use under the Plan**, which would bring the total number of authorized shares to 1,075 million (although 25 million of these shares would come from the reallocation of shares from the Consultant's Plan to the Plan), of which 373.5 million would be available for new grants after 2016.

— **Extend the term of the Plan by ten years**, with the 2027 annual meeting as the end date.

— **Raise the limit on the number of shares available for incentive stock options** by 150 million (same as the increase in the share pool).

— **Add non-employee directors as participants under the Plan**, bringing the director DSU program under the auspices of the Plan.

— **Establish an annual limit for director compensation** (both cash and equity) at $1.5 million per year.

— **Clarify that Plan awards are subject to the company's clawback policy**.

— **Make other, non-substantive changes to the Plan**.

How Long We Expect the Share Pool to Last

We expect that the proposed share pool for new grants under the Plan (i.e., the 373.5 million shares available for grants after 2016), if shareowners approve this proposal, will last four to five years. However, regardless of actual Plan usage, as a matter of good corporate governance, we intend to ask shareowners to reapprove the Plan no later than the 2022 annual meeting. This is consistent with our historical practice of seeking shareowner approval for the Plan every five years.

How the Plan is Designed to Protect Shareowners' Interests

The following features of the Plan will continue to protect the interests of our shareowners:

— **Limits on authorized shares — no evergreen provision.** If the amendment to the Plan is approved, the maximum number of shares available for grants of stock options and other stock awards will be 1,075 million, including shares that have been granted since the Plan's adoption in 2007. Of these shares, no more than 230 million are available for "full value" awards (e.g., RSUs and PSUs). The Plan does not have an "evergreen" feature.

— **Limits on terms of stock options.** The maximum terms of each stock option and SAR that can be granted under the Plan is ten years.

— **Limits on share counting.** Shares surrendered or withheld for the payment of the exercise price or taxes under stock options or SARs, shares surrendered or withheld for the payment of taxes on RSUs, PSUs and other full value awards, and shares repurchased in the open market with the proceeds of an option exercise, may not again be made available for issuance under the Plan.

— **No stock option repricing.** The Plan prohibits the repricing of "underwater" options and SARs, whether by amending an existing award, substituting a new award at a lower price or executing a cash buyout.

— **No discounted stock option grants.** The Plan prohibits granting stock options or SARs with an exercise price less than the fair market value of GE stock on the date of grant.

— **No automatic change-of-control benefits.** The Plan does not provide any automatic benefits upon a change of control or any excise tax gross-ups.

Key Data About Our Grant Practices

Burn Rate

Burn rate measures how rapidly we are using the Plan's share pool. We measure burn rate on both a gross basis (does not take into account shares returned to the share pool due to forfeiture) and a net basis (takes into account shares returned to the share pool due to forfeiture), calculated as follows:

GROSS BASIS
(total shares granted)

(Weighted average GE shares outstanding (undiluted))

NET BASIS
(total shares granted) — (shares returned to the share pool)

(Weighted average GE shares outstanding (undiluted))

GE COMPARES FAVORABLY TO DOW 30. Over the last three years, our gross burn rate averaged 0.6%, compared to 0.9% for the Dow 30, and our net burn rate averaged 0.5%, compared to 0.7% for the Dow 30.* See the Historical GE Data table for more information.

GE PERSPECTIVE. The committee manages burn rate by considering the aggregate value of our annual equity grants in the context of the company's stock price and other compensation actions. Over the last five years, the committee has twice "reset" overall grant levels (i.e., reducing the amount) in light of these considerations.

Overhang

Overhang measures the potential shareowner dilution from outstanding equity awards and shares available for grant. We use a "simple overhang" measurement, calculated as follows:

(awards outstanding) + (shares available for grant)

(Weighted average GE shares outstanding (undiluted))

GE COMPARES FAVORABLY TO DOW 30. Over the last three years, our overhang averaged 7.8%, compared to 10.5% for the Dow 30.* See the Historical GE Data table for more information. If this proposal is approved, our potential dilution would increase from 7.6% in 2016 to 9.2%.

GE PERSPECTIVE. The company manages shareowner dilution from equity compensation through its buyback program. In 2016, the company repurchased $22 billion of GE shares, approximately $1.9 billion of which was to offset dilution from the Plan.

Concentration Ratio

Concentration ratio measures the percentage of Plan awards granted to our named executives and is a useful indicator of whether a plan is broad-based. We calculate concentration ratio as follows:

(shares granted to named executives)

(total shares granted)

GE COMPARES FAVORABLY TO DOW 30. Over the last three years, our concentration ratio averaged 4.2%, compared to 7.6% for the Dow 30.* See the Historical GE Data table for more information.

GE PERSPECTIVE. The committee believes that it is important for a broad group of GE executives and other employees to receive equity awards so that their interests are aligned with shareowners. In 2016, more than 5,000 GE employees received awards under the Plan.

*Represents the median of the Dow 30 companies' average over the three-year period 2013–2015 (the last year for which data is available).

Historical GE Data

Metrics	2016	2015	2014	Average
Gross burn rate	0.4%	0.6%	0.9%	0.6%
Net burn rate	0.3%	0.5%	0.8%	0.5%
Overhang	7.6%	7.6%	8.2%	7.8%
Concentration ratio	5.3%	3.6%	3.7%	4.2%
Grant information (# in millions)	2016	2015	2014	
Options granted	30.9	52.6	82.1	
RSUs granted	8.9	3.8	5.0	
PSUs granted	0.5	0.8	0.2	
PSUs earned*	0.6	0.1	0.0	
GE shares outstanding**	9,025	9,944	10,045	

*See "PSUs" on page 45 for a description of the performance metrics for the PSUs.
** Basic weighted average.

Equity Compensation Plan Information

The following table provides information regarding the total share authorization under the Plan if this proposal is approved.

(in millions, as of 12/31/16)	# shares
Shares available for new Plan awards	223.5
Shares subject to outstanding Plan awards	439.9*
Total authorized Plan shares	663.4
Additional shares requested in this Proposal	150.0
Total authorized Plan shares if this Proposal is approved (including shares subject to outstanding Plan awards)	813.4

*Includes 19.8 million for outstanding full value awards (restricted stock, RSUs and PSUs) and 420.1 million for outstanding stock options, with a weighted average exercise price of $22.29 and remaining contractual term of 5.48 years.

The following table provides information regarding outstanding equity awards and shares available for future issuance under all of GE's equity plans. As required by SEC rules, it does not give effect to the proposed amendment to the Plan.

(in millions, as of 12/31/16)	Shares to be issued upon exercise or settlement	Weighted average exercise price	Shares available for future issuance
Plans approved by shareowners (Plan)			
Options	420.1	$22.29	(a)
RSUs	17.9	(b)	(a)
PSUs	1.9	(b)	(a)
Plans not approved by shareowners (Consultants' Plan)			
Options	0.2	$22.57	(c)
RSUs	0	(b)	(c)
Total	440.0	$22.29	251.8

(a) In 2007, the Board approved the Plan. Not taking into effect the proposed amendment to the Plan, the maximum number of shares that may be granted under the Plan is 925 million, of which no more than 230 million may be available for awards granted in any form provided under the Plan other than options or SARs. Total shares available for future issuance under the Plan amounted to 223.5 million at December 31, 2016.
(b) Not applicable.
(c) Total shares available for future issuance under the GE Stock-Based Compensation and Incentive Plan for Consultants, Advisors and Independent Contractors (the Consultants' Plan) amounted to 3.3 million at December 31, 2016 (taking into account the Board's subsequent reallocation of 25 million shares from the Consultants' Plan to the Plan in February 2017).

Frequently Asked Questions About the Plan

This summary is qualified by reference to the complete text of the Plan, which can be found in Appendix A on page 74 to this proxy statement.

Who can participate in the Plan?

All salaried employees of GE and its affiliates — approximately 185,000 employees in total — are eligible to participate in the Plan, along with the company's 17 non-employee directors (assuming Dr. Lavizzo-Mourey is elected).

Who administers the Plan?

GENERALLY. The Plan is administered by the Compensation Committee, an independent committee of the Board. The committee has the authority to make any determination or take any action that it deems necessary or desirable to administer the Plan, and also has the sole discretion to interpret the Plan and all award agreements. With limited exceptions, the committee can delegate its authority under the Plan to the committee chairman, a subcommittee or to GE officers or managers.

AS IT RELATES TO DIRECTOR COMPENSATION. If this proposal is approved, the Governance Committee will administer the Plan as it relates to director compensation.

How many shares are available for Plan awards?

If this proposal is approved, a total of 1,075 million shares will have been authorized for issuance under the Plan (including 25 million shares that were reallocated from the Consultant's Plan), of which 701.5 million have been granted as of December 31, 2016. Shares delivered pursuant to an award may consist of authorized and unissued shares or treasury shares.

— **WHAT REDUCES THE SHARE POOL.** Awards settled in shares and dividend equivalents denominated in shares.

— **WHAT DOES NOT REDUCE THE SHARE POOL.** Awards made upon the assumption of or in substitution for outstanding grants made by a company that we acquire and awards settled in cash.

— **WHICH SHARES CAN RETURN TO THE SHARE POOL.** Shares covered by an award that is terminated or forfeited because payout conditions are not met.

— **WHICH SHARES CANNOT RETURN TO THE SHARE POOL.** Shares surrendered to pay the exercise price or withholding taxes for stock options or SARs, shares repurchased in the open market with the proceeds of an option exercise, shares that were subject to an option or stock-settled SAR that were not issued upon its net settlement, and shares withheld to pay withholding taxes on RSUs, PSUs and other full value awards.

The last sales price of GE's common shares, $0.06 par value, on February 10, 2017 was $29.72 per share, as reported on the NYSE.

What kind of awards can the committee grant under the Plan?

STOCK OPTIONS AND SARs. The maximum term for either stock options or SARs is ten years. Options may be either nonqualified stock options or incentive stock options. The committee will establish the vesting schedule and the method for paying the exercise price of these awards.

RESTRICTED STOCK AND RSUs. The committee will establish the applicable restrictions (including limitations on voting and dividend rights) and vesting schedule of these awards.

PERFORMANCE AWARDS. These awards may be denominated in either cash or shares, and are subject to the achievement of performance goals over set performance periods, as established by the committee.

OTHER STOCK-BASED AWARDS. The committee may grant other stock-based awards, including DSUs, that are valued by reference to or denominated or payable in shares, under such terms as it determines.

In addition, the committee will determine (1) whether an award includes dividends or dividend equivalents (other than stock options or SARs); (2) what happens if a participant terminates employment; and (3) whether shares of GE stock issuable under an award are subject to additional restrictions. Awards generally are not transferable.

Are there minimum vesting periods for Plan awards?

The Plan does not have minimum vesting periods for Plan awards. However, the committee generally believes that options and RSUs should have vesting periods of at least five years (absent compelling recruitment and retention considerations) and PSUs should have performance periods of at least three years. Consistent with this, over the last three years, more than 95% of the awards granted under the Plan met these conditions.

Are Plan awards subject to a clawback policy?

Plan awards granted to executive officers and directors are subject to the company's clawback policy (see "Clawbacks and Other Remedies for Potential Misconduct" on page 51).

What are the per-person award limits?

Subject to any adjustments that the committee makes (as described below), the Plan limits the number of shares that can be granted to an individual in any three-year period as follows:

	3-year per-person limit
Stock options & SARs	9 million shares
Other awards	3 million shares

In addition, if this proposal is approved, there will be an annual limit on director compensation set at $1,500,000 per director. This would include awards granted under the Plan as well as cash or other compensation paid by the company with respect to service as a director. In certain circumstances, the committee may make an exception and grant compensation above this limit (up to an additional $1,000,000). For example, this exception would permit awards under the company's Charitable Award Program (which has been closed to new directors).

What adjustments can the committee make under the Plan?

ANTI-DILUTION ADJUSTMENTS. In the event of certain corporate transactions affecting GE's outstanding common shares — such as a dividend, recapitalization, stock split, merger, consolidation, split-up, spin-off, or exchange of shares — the committee will make adjustments as it deems appropriate to prevent dilution or enlargement of Plan benefits. This could include changes to the number and type of shares to be issued under the Plan and outstanding awards, the exercise price of outstanding awards, and Plan and per-person limits on the number of shares that can be granted.

PERFORMANCE CRITERIA ADJUSTMENTS. The committee may adjust performance award criteria in recognition of unusual or infrequently recurring events affecting GE or its financial statements or changes in applicable laws, regulations, or accounting principles.

ACQUISITION-RELATED ADJUSTMENTS. The committee may also adjust award terms in connection with business acquisitions in which GE assumes outstanding employee awards or the right to make future awards.

What's the duration of the Plan?

The Plan became effective on the date of our 2007 annual meeting. If this proposal is approved, the Plan will be extended for an additional ten years, such that no award may be granted under the Plan after the date of our 2027 annual meeting.

How can the Plan or awards be amended?

AMENDMENTS TO THE PLAN. The Board may amend, suspend or terminate the Plan, but will seek shareowner approval of any amendment that would:

— **Increase the number of authorized shares** under the Plan (except in connection with anti-dilution adjustments as discussed above);

— **Permit underwater stock options or SARs to be repriced, replaced or exchanged**; or

— **Otherwise be considered a material amendment** under NYSE rules.

AMENDMENTS TO AWARDS. The committee may waive award conditions or amend or terminate awards, but may not impair the rights of the award holder without his or her consent.

Other Information About the Plan

Summary of U.S. Federal Income Tax Consequences

The following summary of tax consequences to GE and to Plan participants is intended to be used solely by shareowners in considering how to vote on this proposal and not as tax guidance to participants in the Plan. It relates only to federal income tax and does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the Plan, particularly in jurisdictions outside the United States. In addition, this summary is as of the date of this proxy statement; federal income tax laws and regulations are frequently revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the Plan.

STOCK OPTIONS AND SARs. The grant of an option or SAR will create no tax consequences for the participant or the company. A participant will have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of an option other than an incentive stock option, a participant generally must recognize ordinary income equal to the fair market value of the shares acquired minus the exercise price. When disposing of shares acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding periods, the participant generally must recognize ordinary income equal to the lesser of (1) the fair market value of the shares at the date of exercise minus the exercise price or (2) the amount realized upon the disposition of the shares minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding periods are met) generally will result in only capital gain or loss.

OTHER AWARDS. Other awards under the Plan generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares, or other awards, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares or other awards.

COMPANY DEDUCTION. Except as discussed below, the company is generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with options, SARs or other awards, but not for amounts the participant recognizes as capital gain. Thus, the company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares for the incentive stock option holding periods.

IMPACT OF SECTION 162(m) DEDUCTION LIMITATION. Section 162(m) generally allows deductions without limit for compensation that qualifies as performance based. GE intends that options and SARs granted under the Plan will continue to qualify as performance-based compensation not subject to a deductibility cap (based on our shareowners' original approval of the Plan), as will RSUs and performance awards if shareowners approve the material terms of the performance goals described under "Management Proposal No. 4 — Approval of the Material Terms of Senior Officer Performance Goals" on page 61. However, a number of requirements must be met in order for particular compensation to so qualify, so there can be no assurance that these types of compensation under the Plan will be fully deductible under all circumstances. In addition, other types of compensation provided under the Plan may not qualify as performance-based compensation under Section 162(m) and therefore may not be deductible.

Plan Benefits

NEW PLAN BENEFITS. Awards granted under the Plan are within the discretion of the committee. As the committee has not determined future awards or who might receive them, the benefits that will be provided under the Plan are not currently determinable.

EXISTING PLAN BENEFITS. The following table contains information with respect to options and other awards previously granted under the Plan as of December 31, 2016. Until this proposal is approved, non-employee directors cannot participate in the Plan.

Name & Principal Position	# of Shares Covered by Awards (in millions)
Jeff Immelt, Chairman & CEO	2.7
Jeff Bornstein, SVP & CFO	4.8
Beth Comstock, Vice Chair	3.0
David Joyce, Vice Chair	4.8
John Rice, Vice Chair	6.1
Keith Sherin, Former Vice Chair	5.8
All current executive officers as a group	30.9
All current employees as a group (excluding executive officers)	295.7

Management Proposal No. 4

APPROVAL OF THE MATERIAL TERMS OF SENIOR OFFICER PERFORMANCE GOALS

What are you voting on?

At the 2012 annual meeting, shareowners approved the material terms of performance goals to be used by the Compensation Committee for awarding certain compensation to executives until the date of the 2017 annual meeting. The Board is now requesting that shareowners reapprove the material terms of the performance goals so GE can continue to have a shareowner-approved arrangement under which certain compensation awarded to executives until the date of the 2022 annual meeting may qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code.

Why are we asking you to vote?

Section 162(m) imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's CEO or any of the company's three other most highly compensated executive officers (other than the CFO) who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation. One of the requirements for compensation to qualify is that the material terms of the performance goals for such compensation be approved by shareowners every five years.

YOUR BOARD RECOMMENDS A VOTE FOR APPROVAL OF THE MATERIAL TERMS OF SENIOR OFFICER PERFORMANCE GOALS

Material Terms of the Performance Goals

For purposes of Section 162(m), the material terms of the performance goals include the following:

— which employees would be subject to the goals;
— the business measurements on which the performance goals would be based; and
— the formula that would be used to calculate the maximum amount of compensation that can be paid to an employee under the arrangement.

Each of these aspects is discussed below, and shareowner approval of this proposal constitutes re-approval of each of these aspects for purposes of Section 162(m).

Employees Covered

The company's executive officers (those employees who are required to file reports under Section 16 of the Exchange Act) would be subject to the performance goals described in this proposal. Although Section 162(m) only limits deductibility for compensation paid to a sub-set of this group, we may apply the performance goals to all executive officers in the event that any of them becomes a covered employee under Section 162(m).

Business Measurements

The Compensation Committee expects to continue to use annual net earnings as determined under GAAP, adjusted to remove the effect under GAAP of unusual events (adjusted net earnings), as the basis for payment of annual bonuses and LTPAs as well as grants of RSUs (including PSUs).

COMMITTEE AUTHORITY TO MEASURE PERFORMANCE GOALS. The committee may establish performance goals that are measured either individually, alternatively or in any combination, are applied to either the company as a whole or to a business unit or related company, and are measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to a previous year's results or to a designated comparison group, in each case as specified by the committee in the award.

COMMITTEE AUTHORITY TO ADJUST PERFORMANCE GOALS. The committee may adjust the performance goals to remove the effect of charges for restructurings, discontinued operations and all items of gain, loss or expense determined to be unusual in nature or infrequent in occurrence, related to the disposal of a segment or a business, or related to a change in accounting principle or otherwise.

Per-Person Maximum Amounts

The maximum amounts granted (in the case of RSUs and PSUs) or payable (in the case of annual bonuses and LTPAs) to any senior officer under each performance goal are:

Type of award	Per-person limit	Measurement period
Annual bonuses	0.1% of GE's adjusted net earnings	One year
RSUs/PSUs	0.25% of GE's adjusted net earnings	One year
LTPAs	0.1% of adjusted net earnings	Three years

The committee has established business measurements and maximum amounts that it considers appropriate in light of foreseeable business conditions. If approved by shareowners, this proposal would not limit GE's right to condition payment of annual bonuses, RSUs or LTPAs on achievement of additional quantitative or qualitative performance goals or to award or pay other or additional forms of compensation (including, but not limited to, salary, other incentive-based cash compensation or other stock-based awards under the Plan). These other forms of compensation may be paid regardless of whether the performance goals described in this proposal are achieved in any future year, and whether or not payment of such other forms of compensation would be tax deductible, but will be designed so as not to affect the deductibility of arrangements intended to qualify as performance-based compensation under Section 162(m). However, there can be no guarantee that amounts payable under these programs and awards will be treated as qualified performance-based compensation under Section 162(m).

Audit

Management Proposal No. 5

RATIFICATION OF KPMG AS INDEPENDENT AUDITOR FOR 2017

What are you voting on?

We are asking our shareowners to ratify the selection of KPMG LLP (KPMG) as the independent auditor of our consolidated financial statements and our internal control over financial reporting for 2017.

Why are we asking you to vote?

Although ratification is not required by our by-laws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the committee will consider whether it is appropriate to select another independent auditor. Even if the selection is ratified, the committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of GE and our shareowners.

✓ **YOUR BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF KPMG AS OUR INDEPENDENT AUDITOR FOR 2017**

Independent Auditor Engagement

We Engaged KPMG After a Rigorous Review Process

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of the audit fee), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. The committee has selected KPMG as our independent auditor for 2017. KPMG has served as our independent auditor since 1909.

The Audit Committee annually reviews KPMG's independence and performance in deciding whether to retain KPMG or engage a different independent auditor. In the course of these reviews, the committee considers, among other things:

— **KPMG's historical and recent performance on the GE audit**, including the results of an internal, worldwide survey of KPMG's service and quality;
— **KPMG's capability and expertise** in handling the breadth and complexity of our worldwide operations;
— **An analysis of KPMG's known legal risks and any significant legal or regulatory proceedings** in which it is involved (including an interview with KPMG's chairman and CEO and General Counsel and a review of the number of audit clients reporting restatements as compared to other major accounting firms);
— **External data on audit quality and performance**, including recent Public Company Accounting Oversight Board (PCAOB) reports on KPMG and its peer firms;
— **Appropriateness of KPMG's fees** for audit and non-audit services, on both an absolute basis and as compared to its peer firms; and
— **KPMG's independence and tenure as our auditor**, including the benefits and independence risks of having a long-tenured auditor and controls and processes that help ensure KPMG's independence (as described below).

Based on this evaluation, the Audit Committee believes that KPMG is independent and that it is in the best interests of GE and our shareowners to retain KPMG as our independent auditor for 2017.

Benefits of a Long-Tenured Auditor

HIGHER AUDIT QUALITY. Through more than 100 years of experience with GE and over 1,350 statutory GE audits annually in more than 80 countries, KPMG has gained institutional knowledge of and deep expertise regarding GE's global operations and businesses, accounting policies and practices, and internal control over financial reporting.

EFFICIENT FEE STRUCTURE. KPMG's aggregate fees are competitive with peer companies because of KPMG's familiarity with our business.

NO ONBOARDING OR EDUCATING NEW AUDITOR. Bringing on a new auditor requires a significant time commitment that could distract from management's focus on financial reporting and internal controls.

Auditor Independence Controls

THOROUGH AUDIT COMMITTEE OVERSIGHT. The committee's oversight includes private meetings with KPMG (the committee meets with KPMG at every regular meeting, which is at least eight times per year), a comprehensive annual evaluation by the committee in determining whether to engage KPMG, and a committee-directed process for selecting the lead partner.

RIGOROUS LIMITS ON NON-AUDIT SERVICES. GE requires Audit Committee preapproval of non-audit services, prohibits certain types of non-audit services that otherwise would be permissible under SEC rules, and requires that KPMG is engaged only when it is best-suited for the job.

STRONG INTERNAL KPMG INDEPENDENCE PROCESS. KPMG conducts periodic internal quality reviews of its audit work, staffs GE's global audit (including statutory audits) with a large number of partners (approximately 300), and rotates lead partners every five years.

ROBUST REGULATORY FRAMEWORK. KPMG, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews, and PCAOB and SEC oversight.

8X+	**8X+**	**~300**
meetings per year between committee chair & KPMG	meetings per year between committee & KPMG	KPMG partners work on the GE audit

KPMG Will Attend the Annual Meeting

KPMG representatives are expected to attend the annual meeting. They will have an opportunity to make a statement if they wish and be available to respond to appropriate shareowner questions.

Independent Auditor Information

KPMG's Fees for 2015 and 2016

The committee oversees the audit and non-audit services provided by KPMG and receives periodic reports on the fees paid. The aggregate fees billed by KPMG in 2015 and 2016 for its services were:

Types of Fees (in millions)	Audit	Audit-Related	Tax	All Other	Total
2016	$81.5	$6.9	$1.5	$0.0	$89.9
2015	$75.0	$20.8	$1.8	$0.0	$97.6

AUDIT. Fees for the audit of GE's annual financial statements included in our annual report on Form 10-K; the review of financial statements included in our quarterly reports on Form 10-Q; the audit of our internal control over financial reporting, with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services routinely provided by the auditor in connection with statutory and regulatory filings or engagements. Approximately 80% of these fees related to KPMG's conduct of over 1,350 statutory GE audits in more than 80 countries. The year-over-year fee increase was driven primarily by the Alstom acquisition.

AUDIT-RELATED. Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting, including: assisting the company in its assessment of internal control over financial reporting; M&A due diligence and audit services; and employee benefit plan audits. The year-over-year fee decrease was driven primarily by work related to the GE Capital exit plan and Synchrony Financial split-off in 2015.

TAX. Fees for tax compliance, and tax advice and tax planning.

ALL OTHER. GE did not engage KPMG for any services other than those described above.

How We Control and Monitor the Non-Audit Services Provided by KPMG

The Audit Committee has retained KPMG (along with other accounting firms) to provide non-audit services in 2017. We understand the need for KPMG to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the committee has established the following policies and processes related to non-audit services.

WE RESTRICT THE NON-AUDIT SERVICES THAT KPMG CAN PROVIDE. To minimize relationships that could appear to impair KPMG's objectivity, the Audit Committee has restricted the types of non-audit services that KPMG may provide to us (and that otherwise would be permissible under SEC rules) and requires that the company engage KPMG only when it is best-suited for the job. For more detail, see our Audit Committee Key Practices (see "Helpful Resources" on page 81).

WE HAVE A PRE-APPROVAL PROCESS FOR NON-AUDIT SERVICES. The Audit Committee has adopted policies and procedures for pre-approving all non-audit work that KPMG performs for us. Specifically, the committee has pre-approved the use of KPMG for specific types of services related to: tax compliance, planning and consultations; acquisition/disposition services, including due diligence; consultations regarding accounting and reporting matters; and reviews and consultations on internal control and other related services. The committee has set a specific annual limit on the amount of non-audit services (audit-related and tax services) that the company can obtain from KPMG. It has also required management to obtain specific pre-approval from the committee for any single engagement over $1 million or any types of services that have not been pre-approved. The committee chair is authorized to pre-approve any audit or non-audit service on behalf of the committee, provided these decisions are presented to the full committee at its next regularly scheduled meeting.

We Have Hiring Restrictions for KPMG Employees

To avoid potential conflicts of interest, the Audit Committee has adopted restrictions on our hiring of any KPMG partner, director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of KPMG's audit and review of our financial statements. These restrictions are contained in our Audit Committee Key Practices (see "Helpful Resources" on page 81).

Rotation of Key Audit Partners and Audit Firms

AUDIT COMMITTEE OVERSEES SELECTION OF NEW LEAD AUDIT ENGAGEMENT PARTNER EVERY FIVE YEARS. The Audit Committee requires key KPMG partners assigned to our audit to be rotated at least every five years. The committee and its chair oversee the selection process for each new lead engagement partner. Throughout this process, the committee and management provide input to KPMG about GE priorities, discuss candidate qualifications and interview potential candidates put forth by the firm.

CONSIDERATION OF AUDIT FIRM ROTATION. To help ensure continuing auditor independence, the committee also periodically considers whether there should be a regular rotation of the independent auditor.

Audit Committee Report

ROLES AND RESPONSIBILITIES. The Audit Committee reviews GE's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. KPMG, our company's independent auditor for 2016, is responsible for expressing opinions on the conformity of the company's audited financial statements with U.S. generally accepted accounting principles and on the company's internal control over financial reporting.

REQUIRED DISCLOSURES AND DISCUSSIONS. The committee has reviewed and discussed with management and KPMG the audited financial statements for the year ended December 31, 2016 and KPMG's evaluation of the company's internal control over financial reporting. The committee has also discussed with KPMG the matters that are required to be discussed under PCAOB standards. KPMG has provided to the committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the committee has discussed with KPMG that firm's independence. The committee has concluded that KPMG's provision of audit and non-audit services to GE and its affiliates is compatible with KPMG's independence.

COMMITTEE RECOMMENDS INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT. Based on the review and discussions referred to above, the committee recommended to the Board that the audited financial statements for the year ended December 31, 2016 be included in our annual report on Form 10-K for 2016 for filing with the SEC. This report is provided by the following independent directors, who comprised the committee at the time the Board approved our annual report on Form 10-K for 2016:

Mary L. Schapiro (Chairman)	Francisco D'Souza
Sébastien M. Bazin	James J. Mulva
W. Geoffrey Beattie	James E. Rohr

Shareowner Proposals

SHAREOWNER PROPOSALS

What are you voting on?

The following shareowner proposals will be voted on at the annual meeting only if properly presented by or on behalf of the shareowner proponent. Some of these proposals contain assertions about GE that we believe are incorrect, and we have not attempted to refute all of the inaccuracies.

How to find more information about the proponents

To obtain the addresses of any of the shareowner proponents, or their GE stock holdings, email shareowner.proposals@ge.com or write to Alex Dimitrief, Secretary, GE, at the address listed on the inside front cover of this proxy statement, and you will receive this information promptly.

YOUR BOARD RECOMMENDS A VOTE AGAINST THESE PROPOSALS FOR THE REASONS THAT WE EXPLAIN FOLLOWING EACH PROPOSAL

Shareowner Proposal No. 1 — Lobbying Report

The Philadelphia Public Employees Retirement System has notified us that it intends to submit the following proposal at this year's meeting:

Whereas, we believe in full disclosure of our company's direct and indirect lobbying activities and expenditures to assess whether GE's lobbying is consistent with its expressed goals and in the best interests of shareowners.

Resolved, the shareowners of General Electric Company ("GE") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by GE used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Description of management's decision making process and the Board's oversight for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which GE is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on GE's website.

Supporting Statement

As shareowners, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation, both directly and indirectly. GE spent $38.225 million in 2014 and 2015 on direct federal lobbying activities (opensecrets.org). This figure does not include lobbying expenditures to influence legislation in states, where GE also lobbies but disclosure is uneven or absent. For example, GE spent $381,496 on lobbying in California in 2014 and 2015. GE's lobbying over the Export-Import Bank has attracted media attention ("Ex-Im Backers Spent Record Amounts Lobbying Government in 2015," *Washington Post*, January 28, 2016).

GE is a member of the Chamber of Commerce, which has spent more than $1.2 billion on lobbying since 1998. GE does not disclose its memberships in, or payments to, trade associations, or the amounts used for lobbying. GE will disclose its non-deductible trade association payments used for political contributions, but this does not cover payments used for lobbying. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Absent a system of accountability and disclosure, corporate assets may be used for objectives that pose risks to the company. For example, GE "supports carbon policies that aspire to reduce emissions" and signed the American Business Act on Climate Pledge, yet the Chamber has sued to block the EPA Clean Power Plan to address climate change.

Transparent reporting would reveal whether company assets are being used for objectives contrary to GE's long-term interests. We urge support for this proposal.

× Your Board recommends a vote AGAINST this proposal.

GE ALREADY PROVIDES COMPREHENSIVE LOBBYING DISCLOSURE. In 2016 GE was ranked in the First Tier of S&P 500 companies for its political disclosure and transparency by the CPA-Zicklin Index, a third-party watchdog organization. GE discloses its process and oversight for political contributions and lobbying activities on its website, available at http://www.gesustainability.com/enabling-progress/political-activities and http://www.gesustainability.com/enabling-progress/grassroots-lobbying. Additionally, GE already files quarterly reports pursuant to the federal Lobbying Disclosure Act with the U.S. House of Representatives and the U.S. Senate on its communications with any member or employee of a legislative body or covered executive branch official. These reports disclose the company's lobbying expenditures, describe legislation and general issues that were the topic of communication and identify the individuals who lobbied on behalf of the company. Links to these reports are provided on GE's website listed above. GE files similar periodic reports in a number of states, which are also publicly available.

WE EXERCISE ACTIVE OVERSIGHT OF OUR LOBBYING ACTIVITIES. We have detailed policies for disclosure and oversight of our lobbying activities. The Governance Committee, which is composed solely of independent directors, receives and reviews reports on the company's lobbying expenses semiannually. GE also has a Corporate Oversight Board, which regularly reviews GE's expenditures and ensures proper controls are in place for compliance with GE's political spending policies and that the expenditures and activities advance and are consistent with GE's business objectives. In 2016, GE reported its lowest level of lobbying expenditures since quarterly reporting began in 2008 and ranked 60th in reported lobbying expenditures.

THE SUCCESS OF OUR BUSINESS DEPENDS ON SOUND PUBLIC POLICIES. We engage with public policymakers, where legal and appropriate, when we believe it will serve the best interests of GE, our investors, employees, suppliers and other stakeholders. GE's overall lobbying expenditures and reliance on trade associations have declined in recent years. The associations and coalitions to which GE belongs perform many valuable functions. Lobbying is not the primary focus of these entities, but it is an element of their role, and a portion of the dues that GE and other members pay to such organizations may be partially used, in their sole discretion, to engage in certain lobbying activities. GE does not direct how these funds are used. As we state on our website, GE may not agree with every position or lobbying action taken by such associations. Accordingly, the Board believes that additional disclosures regarding payments to these trade associations would not necessarily present an accurate reflection of GE's positions on certain public policy issues.

THE PROPOSAL WOULD IMPOSE UNNECESSARY ADMINISTRATIVE BURDENS AND COSTS. The Board acknowledges the interests of shareowners in information about GE's participation in the political process. Still, the Board believes that the proposal's additional detailed reporting obligation would be duplicative of existing disclosures and that it would impose an unnecessary administrative burden on the company when sufficient disclosure already exists.

Shareowner Proposal No. 2 — Independent Chair

Kenneth Steiner has notified us that he intends to submit the following proposal at this year's meeting:

Proposal 2 — Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

It will be interesting to see if this proposal receives higher support at GE in 2017 compared to 2016. GE stock has been dead money for the last 10-years or longer.

Caterpillar opposed a shareholder proposal for an independent board chairman at its June 2016 annual meeting and then reversed itself by naming an independent board chairman in October 2016. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions — "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

Please vote to enhance shareholder value:

Independent Board Chairman — Proposal 2

⊗ Your Board recommends a vote AGAINST this proposal.

OUR LEAD DIRECTOR PROVIDES STRONG, INDEPENDENT LEADERSHIP. Our lead director, John J. Brennan, the former chairman of the board and chief executive officer of The Vanguard Group, leads meetings of the independent directors and regularly meets with the chairman for discussion of matters arising from these meetings, calls additional meetings of the independent directors or the entire Board as deemed appropriate, serves as a liaison on Board-related issues between the chairman and the independent directors, and performs such other functions as the Board may direct. As described in the Board's Governance Principles, these other functions include (1) advising the Governance Committee on the selection of committee chairs, (2) approving the agenda, schedule and information sent to the directors for Board meetings, (3) working with the chairman to propose an annual schedule of major discussion items for the Board's approval, (4) guiding the Board's governance processes, including the annual Board self-evaluation, succession planning and other governance-related matters, (5) leading the annual chairman evaluation, and (6) providing leadership to the Board if circumstances arise in which the role of the chairman may be, or may be perceived to be, in conflict, and otherwise act as chairman of Board meetings when the chairman is not in attendance. The lead director oversees the Board's periodic review of its leadership structure to ensure it remains appropriate for the company. The lead director also makes himself available for consultation and direct communication with the company's major shareowners.

THE CURRENT LEADERSHIP STRUCTURE IS THE MOST EFFECTIVE FOR GE. The Board believes that GE's corporate governance policies and practices combined with the strength of our independent directors serve to minimize any potential conflicts that may result from combining the roles of CEO and chairman. The Board believes that the existing structure is the best way to efficiently and effectively protect and enhance our long-term success and shareowner value and will continue to monitor the appropriateness of this structure (as we do with all governance issues). In the view of the Board, instituting a requirement that the roles of chair and CEO must be split at a future date is unnecessary, inadvisable and would risk making our management and governance processes less effective than they are today for a variety of reasons that the Board regularly considers as part of its periodic governance reviews. 67% of the companies in the Dow 30 currently maintain combined chair and CEO positions. According to the 2016 Spencer Stuart Board Index, 73% of companies in the S&P 500 do not have an independent board chairman.

THE BOARD REGULARLY REVIEWS AND ASSESSES OUR BOARD LEADERSHIP STRUCTURE. Based on its regular reviews, the Board believes that our current structure, in which our CEO also serves as the chairman of the Board and an independent lead director is appointed by the independent directors on the Board, remains appropriate for the company, as it allows our CEO to speak for and lead the company and Board while also providing for effective oversight and governance by an independent board through the independent lead director. Therefore, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 3 — Cumulative Voting

Martin Harangozo has notified us that he intends to submit the following proposal at this year's meeting:

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance.

"If you AGREE, please mark your proxy FOR this resolution."

⊗ Your Board recommends a vote AGAINST this proposal.

GE'S EXISTING VOTING POLICY ENSURES THE BROADEST AND FAIREST SHAREOWNER REPRESENTATION. We believe that this proposal is contrary to the goals of broader shareowner representation reflected in our existing director election standard. Moreover, implementation of this shareowner proposal could allow one or a few shareowners who acquire a small percentage of GE common stock to have a disproportionate effect on the election of directors, possibly leading to the election of directors who are beholden to the special interests of the shareowners responsible for their election, even if shareowners holding a majority of GE's common stock opposed their election. The Board believes that directors should be accountable to **all shareowners** and elected by shareowners holding a majority of GE's common stock, not solely accountable to a faction of shareowners who are only able to elect directors by cumulating their votes. Fewer than 4% of S&P 500 companies currently provide for cumulative voting. The Board believes that GE's current election process protects the best interests of all shareowners.

GE IS A LEADER IN BOARD ACCOUNTABILITY, PROVIDING FOR PROXY ACCESS AND MAJORITY VOTING. Each share of GE common stock is entitled to one vote for each director nominee. In uncontested director elections, like the one covered by this proxy statement, GE directors are elected by an affirmative majority of the votes cast, and in contested elections, where there is more than one nominee competing for a director seat, directors are elected by an affirmative plurality of the votes cast. We provide our shareowners with a right to submit director nominees for inclusion in our proxy statement if the shareowners and the nominees satisfy the requirements specified in our by-laws, commonly known as proxy access. The Board believes that our voting system is fair and most likely to produce an effective board of directors that will represent the interests of all GE shareowners by providing for the election of director nominees who have received broad support from shareowners. Accordingly, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 4 — Charitable Giving Report

The National Center for Public Policy Research has notified us that it intends to submit the following proposal at this year's meeting:

Charitable Giving — Recipients, Intents and Benefits

Whereas, in addition to providing benefits to society at-large, charitable contributions should enhance the public image of our company. Increased disclosure about these contributions would provide shareholders with better insight into our corporate giving strategy.

Resolved: The proponent requests that the company provide an annual report, omitting proprietary information and at reasonable cost, disclosing: the company's standards for choosing recipients of company assets in the form of charitable contributions; the business rationale and purpose for each of the charitable contributions, if any; personnel participating in the decision to contribute; the benefits to society at-large produced by company contributions; and a follow-up report confirming the contribution was used for the purpose stated. The report should be published on the company's website.

Supporting Statement

Absent a system of accountability and transparency, some donated assets may be misused and potentially harm the company's reputation and shareholder value. Current disclosure is insufficient to allow the company's Board and shareholders to evaluate the use of corporate assets by outside organizations.

For example, the company has donated to the Center for American Progress (CAP) — an openly left-wing organization that, as reported by the *Washington Post*, made statements the head of the Anti-Defamation League called "anti-Semitic and borderline anti-Semitic."

Many support CAP's leftist policy work, many others do not. Most Americans would acknowledge that donating to an extremely ideological organization in this highly polarized political climate is controversial.

Also, the company has donated to Planned Parenthood. Numerous states have moved to defund the controversial abortion provider as has the United States Congress. While groups such as NARAL support Planned Parenthood and unfettered access to abortion, millions of Americans oppose the group's activities.

Furthermore, according to public reports, the company donated to the Clinton Foundation. Public reports indicate that the FBI is investigating or has investigated that organization for possible public corruption. Media reports also strongly imply that individuals and corporations may have sought preferential treatment from government actors in exchange for donations to the Clinton Foundation. The Clinton Foundation has many supporters who would support the company's donation, but it also has many detractors that would disapprove of this type of giving.

Fuller disclosure would provide enhanced feedback opportunities from which our company could make more fruitful decisions. Corporate philanthropy should be transparent to better serve the interests of the shareholders.

✕ Your Board recommends a vote AGAINST this proposal.

GE AND THE GE FOUNDATION ALREADY REPORT ON THEIR CRITERIA FOR CHARITABLE GIVING. GE and the GE Foundation strive to positively affect the communities in which GE employees work and live through charitable giving. Most of our charitable giving is done through the GE Foundation, which publishes extensive detail on its criteria for grants and areas of focus, as well as its staff and directors on its website at http://www.gefoundation.com/. In 2016, the GE Foundation donated nearly $87 million to charitable organizations, including $38 million donated through the Matching Gifts Program, $19 million to health programs, $19 million to educational programs and $7 million to United Way. In addition, GE and GE businesses, under the direction of local business leaders, gave another $28 million, consisting of cash contributions and product donations. Criteria for donations by GE are discussed on the GE Sustainability website at http://www.gesustainability.com/enabling-progress/philanthropy/.

GE ALREADY PUBLISHES DETAILED REPORTS ON ITS CHARITABLE GIVING. All charitable gifts by GE and the GE Foundation of $10,000 or more, including Matching Gifts, are already published on the GE Sustainability website listed above. Our website also proudly provides detail on the volunteer efforts of GE employees worldwide.

GE BELIEVES IN ENCOURAGING EMPLOYEES TO GIVE BACK TO THEIR COMMUNITIES. Since 1954, the GE Foundation has encouraged GE employees and retirees to give back to their communities by matching their contributions to eligible, tax-exempt charitable organizations. The Foundation currently provides employees and retirees annual Matching Gifts of up to $25,000. The broad range of Matching Gift recipients reflects the diverse concerns and interests of GE's many employees and retirees.

THE PROPOSAL WOULD UNNECESSARILY IMPOSE BUREAUCRATIC REPORTING REQUIREMENTS FOR GE'S PHILANTHROPY. We believe that the information we already provide on our charitable activities is more than ample for our stakeholders, including investors, to understand the nature of our activities and that additional disclosure would not provide further useful information. Adoption of the reporting and approval requirements contemplated by the proposal would only unnecessarily increase administrative costs and impose inefficient procedures that would waste GE's charitable dollars. Accordingly, the Board recommends a vote AGAINST this proposal.

Submitting 2018 Proposals

The table below summarizes the requirements for shareowners who wish to submit proposals, including director nominations, for next year's annual meeting. Shareowners are encouraged to consult SEC Rule 14a-8 or our by-laws, as applicable, to see all applicable requirements.

	Proposals for inclusion in 2018 proxy	Director nominees for inclusion in 2018 proxy (proxy access)	Other proposals/nominees to be presented at 2018 meeting**
Type of proposal	SEC rules permit shareowners to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareowner (or a group of up to 20 shareowners) owning at least 3% of GE stock for at least 3 years may submit director nominees (up to 20% of the Board) for inclusion in our proxy statement by satisfying the requirements specified in Article VII, Section F of our by-laws*	Shareowners may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article VII, Section D of our by-laws*
When proposal must be received by GE	No later than close of business on November 10, 2017	No earlier than October 11, 2017 and no later than close of business on November 10, 2017	
Where to send	**By mail**: Alex Dimitrief, Secretary, at the address set forth on the inside front cover of this proxy statement **By email:** shareowner.proposals@ge.com		
What to include	The information required by SEC Rule 14a-8	The information required by our by-laws*	

 *Our by-laws are available on GE's website (see "Helpful Resources" on page 81).

**With respect to proposals not submitted pursuant to SEC Rule 14a-8 and nominees presented directly at the 2018 annual meeting, SEC rules permit management to vote proxies in its discretion in certain cases if the shareowner does not comply with this deadline or, if this deadline does not apply, a deadline of the close of business on January 19, 2018, and in certain other cases notwithstanding the shareowner's compliance with these deadlines.

Voting and Meeting Information

Proxy Solicitation & Document Request Information

How We Will Solicit Proxies

Proxies will be solicited on behalf of the Board by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Morrow Sodali has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

How We Use the Internet to Distribute Proxy Materials

Since 2014, we have distributed proxy materials to some of our shareowners over the Internet by sending them a Notice of Internet Availability of Proxy Materials that explains how to access our proxy materials and vote online. Many other large companies have transitioned to this more contemporary way of distributing annual meeting materials, often called "e-proxy" or "Notice & Access."

HOW GE SHAREOWNERS BENEFIT FROM E-PROXY. This "e-proxy" process, which was approved by the SEC in 2007, expedites our shareowners' receipt of these materials, lowers the costs of proxy solicitation and reduces the environmental impact of our annual meeting.

HOW TO OBTAIN A PRINTED COPY OF OUR PROXY MATERIALS. If you received a notice and would like us to send you a printed copy of our proxy materials, please follow the instructions included in your notice or visit the applicable online voting website (see "Helpful Resources" on page 81).

How Documents Will Be Delivered to Beneficial Owners Who Share an Address

If you are the beneficial owner, but not the record holder, of shares of GE stock, and you share an address with other beneficial owners, your broker, bank or other institution is permitted to deliver a single copy of this proxy statement and our 2016 annual report for all shareowners at your address (unless one of them has already asked the nominee for separate copies).

TO RECEIVE SEPARATE COPIES. To request an individual copy of this proxy statement and our 2016 annual report, or the materials for future meetings, write to GE Shareowner Services, c/o Mediant Communications, P.O. Box 8016, Cary, NC 27512-9903, or call 866.870.3684. We will promptly deliver them to you.

TO STOP RECEIVING SEPARATE COPIES. If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution where you hold your shares.

HOW YOU CAN ACCESS THE PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY ... AND PLANT A TREE

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF GE'S PROXY MATERIALS FOR THE 2017 ANNUAL MEETING: This proxy statement and our 2016 annual report may be viewed online at GE's proxy and annual report websites (see "Helpful Resources" on page 81). Shareowners can also sign up to receive proxy materials electronically by following the instructions below. GE will have a tree planted for every shareowner who signs up for electronic delivery. Since starting this program in 2015, we have planted over 32,000 trees.

If you hold your GE shares directly with the company and you would like to receive future proxy materials electronically, please visit our annual report website or the personal investing page of our Investor Relations website (see "Helpful Resources" on page 81) and follow the instructions there. If you choose this option, you will receive an email with links to access the materials and vote your shares, and your choice will remain in effect until you notify us that you wish to resume mail delivery of these documents.

If you hold GE stock through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option. You can also visit the personal investing page of our Investor Relations website for more information (see "Helpful Resources" on page 81).

HOW RECORD SHAREOWNERS AND RSP PARTICIPANTS CAN REQUEST COPIES OF OUR ANNUAL REPORT

If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by:

— **Writing** to GE Shareowner Services, c/o Mediant Communications, P.O. Box 8016, Cary, NC 27512-9903
— **Calling** 866.870.3684
— **Going online** to www.investorelections.com/GE
— **Emailing** paper@investorelections.com with "GE Materials Request" in the subject line

In addition, participants in the RSP may request copies of our 2016 annual report by calling the RSP Service Center at 877.554.3777.

Voting Information

Who Is Entitled to Vote

Shareowners of record at the close of business on February 27, 2017 are eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock (our preferred stock is not entitled to vote at the annual meeting), and there were 8,708,713,725 shares outstanding on the record date. Each share outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted.

How You Can Vote Before the Meeting

We encourage shareowners to submit their votes in advance of the meeting. To submit your votes by telephone or the Internet, follow the instructions on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. If you received your materials by mail, you can simply complete and return the proxy or voting instruction form in the envelope provided. If you vote in advance using one of these methods, you are still welcome to attend the meeting and vote in person.

How You Can Vote in Person at the Meeting

Shareowners who hold shares directly with the company may attend the meeting and vote in person, or may execute a proxy designating a representative to attend and vote on their behalf. If you do not hold your shares directly with us and they are instead held for you in a brokerage, bank or other institutional account, you may attend and vote in person if you obtain a proxy from that institution in advance of the meeting and bring it with you to hand in along with the ballot that will be provided.

How You Can Change Your Vote

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting in person at the meeting, by delivering a new proxy or by notifying the inspector of election in writing. If your GE shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is IVS Associates, Inc., 1000 N. West Street, Suite 1200, Wilmington, DE 19801.

We Have a Confidential Voting Policy

Individual votes of shareowners are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE and its agents have access to proxies and other individual shareowner voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Voting Standards and Board Recommendations

Voting Item	Board Recommendation	Voting Standard	Treatment of Abstentions & Broker Non-Votes
Election of directors	For	Majority of Votes Cast	Not counted as votes cast and therefore no effect
Say on pay	For		
Say-on-pay frequency	Annual votes		
Amended LTIP*	For		
Performance goals	For		
Auditor ratification	For		
Shareowner proposals	Against		

*In addition, for NYSE purposes, approval of the Amended LTIP requires a majority of votes cast, including abstentions (which have the same effect as an against vote for this purpose).

WE HAVE A MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Board's Governance Principles (see "Helpful Resources" on page 81). All other matters are approved if supported by a majority of votes cast.

How Proxies Will Be Voted

PROXIES WILL BE VOTED AS YOU SPECIFY OR, IF YOU DON'T SPECIFY, AS RECOMMENDED BY THE BOARD. The shares represented by all valid proxies that are received on time will be voted as specified. When a valid proxy form is received and it does not indicate specific choices, the shares represented by that proxy will be voted in accordance with the Board's recommendations.

WHAT HAPPENS IF OTHER MATTERS ARE PROPERLY PRESENTED AT THE MEETING. If any matter not described in this proxy statement is properly presented for a vote at the meeting, the persons named on the proxy will vote in accordance with their judgment.

WHAT HAPPENS IF A DIRECTOR NOMINEE IS UNABLE TO SERVE. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

Important Voting Information for Beneficial Owners

If your GE shares are held for you in a brokerage, bank or other institutional account, you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to the company. Unless you provide specific voting instructions, your broker is not permitted to vote your shares on your behalf, except on the proposal to ratify KPMG. For your vote on any other matters to be counted, you will need to communicate your voting decisions to your broker, bank or other institution before the date of the annual meeting using the voting instruction form that the institution provides to you. If you would like to vote your shares at the meeting, you must obtain a proxy from your financial institution and bring it with you to hand in with your ballot.

Important Voting Information for GE Retirement Savings Plan Participants

If you are a RSP participant, the trustee of the RSP trust will vote the shares allocable to your RSP account as of February 23, 2017 as you instruct (you should consider this date the "record date" for purposes of the shares allocable to your RSP account). You may give instructions via telephone or the Internet or by mailing the proxy form. If your valid proxy form is received by April 24, 2017 and it does not specify a choice, the trustee will vote the shares as the Board recommends. If your proxy form is not received by April 24, 2017 and you did not submit a vote via telephone or the Internet by that date, shares allocable to your RSP account will not be voted. You may revoke a previously delivered proxy by either notifying the inspector of election in writing that you wish to revoke or by delivering a subsequent proxy by April 24, 2017. The address for the inspector of election is IVS Associates, Inc., 1000 N. West Street, Suite 1200, Wilmington, DE 19801. For more information about the voting process, you can call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

How You Can Obtain More Information

If you have any questions about the proxy voting process, please contact the broker, bank or other institution where you hold your shares. The SEC also has a website (see "Helpful Resources" on page 81) with more information about your rights as a shareowner. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website (see "Helpful Resources" on page 81).

Attending the Meeting

Date: April 26, 2017

Location: GE Aviation
502 Sweeten Creek Industrial Park Road
Asheville, North Carolina 28803

Time: 10:00 a.m., Eastern Time

We Have Security and Admission Policies for the Annual Meeting

We invite all GE shareowners (as of the record date) to attend the annual meeting. For the safety of all meeting attendees, we have implemented the following security and admission policies.

SECURITY PROCEDURES. For security reasons, you will need both an admission card and a current government-issued picture identification (such as a driver's license or a passport) to enter the meeting. Please follow the instructions below and an admission card will be mailed to you. The company may implement additional security procedures to ensure the safety of meeting attendees and/or GE property, including prohibiting attendees from taking photographs or videos.

WHO CAN ATTEND THE MEETING. Attendance is limited to GE shareowners as of the record date (or their named representatives) and members of their immediate family. We reserve the right to limit the number of representatives who may attend.

How You Can Obtain an Admission Card

If you plan to attend, please follow the instructions below that correspond to how you hold your GE shares.

If you hold your GE shares directly with the company and you received a proxy form, or you hold your GE shares through the GE Retirement Savings Plan, please follow the advance registration instructions on the top portion of your proxy form, which was included in the mailing from the company.

If you hold your GE shares directly with the company, and you received a Notice of Internet Availability of Proxy Materials or you received your proxy materials by email, please follow the advance registration instructions provided when you vote on the Internet or, if you are voting by telephone, please follow the steps below for submitting an advance registration request and include a copy of your Notice of Internet Availability of Proxy Materials or email, as applicable, as your proof of ownership.

If you hold your GE shares through a brokerage, bank or other institutional account, please send an advance registration request to GE Shareowner Services, 1 River Road, Building 5 3E, Schenectady, NY 12345, and include the following information:

— Your **name** and complete mailing **address**;

— The **names of any family members** who will accompany you (GE reserves the right to limit the number of guests);

— **If you will be naming a representative to attend the meeting on your behalf**, the name, address and telephone number of that individual; and

— **Proof that you own GE shares as of the record date** (such as a letter from your bank or broker or a photocopy of your voting instruction form or Notice of Internet Availability of Proxy Materials).

HAVE A QUESTION ABOUT ADMISSION TO THE ANNUAL MEETING?

 **Visit our Investor Relations website** (see "Helpful Resources" on page 81)

 **Within the US,** call GE Shareowner Services 800.786.2543 (800.STOCK.GE)

 **Outside the US,** call GE Shareowner Services 651.450.4064

HOW YOU CAN SUBMIT QUESTIONS TO BE ANSWERED AT THE MEETING

At GE, we recognize that the annual meeting is for our shareowners. Even if you do not plan to attend, please participate by submitting questions you would like answered at the meeting at GE's proxy website (see "Helpful Resources" on page 81).

Appendix A

GE 2007 Long-Term Incentive Plan
(as amended and restated April 26, 2017)

SECTION 1. PURPOSE

The purposes of this GE 2007 Long-Term Incentive Plan (the "Plan") are to encourage selected Salaried Employees and Directors of General Electric Company (together with any successor thereto, the "Company") and its Affiliates (as defined below) to acquire a proprietary interest in the growth and performance of the Company, to generate an increased incentive to contribute to the Company's future success and prosperity, thus enhancing the value of the Company for the benefit of its shareowners, and to enhance the ability of the Company and its Affiliates to attract and retain exceptionally qualified individuals upon whom, in large measure, the sustained progress, growth and profitability of the Company depend.

SECTION 2. DEFINITIONS

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) any entity that, directly or through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.

(b) "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award, Dividend Equivalent, or Other Stock-Based Award granted under the Plan.

(c) "Award Agreement" shall mean any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Company as evidencing any Award granted under the Plan.

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(f) "Committee" shall mean a committee of the Board, acting in accordance with the provisions of Section 3, designated by the Board to administer the Plan and composed of not less than three non-employee directors. Unless otherwise determined by the Board, the Management Development and Compensation Committee of the Board generally serves as the Committee for purposes of the Plan, except that the Governance and Public Affairs Committee of the Board is responsible for administering the Plan as it relates to any Award provided to a Director.

(g) "Director" shall mean any member of the Board who is not a Salaried Employee at the time of receiving an Award under the Plan.

(h) "Dividend Equivalent" shall mean any right granted under Section 6(e) of the Plan.

(i) "Fair Market Value" shall mean, with respect to any Shares or other securities, the closing price of a Share on the date as of which the determination is being made or as otherwise determined in a manner specified by the Committee.

(j) "Incentive Stock Option" shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code, or any successor provision thereto.

(k) "Non-Qualified Stock Option" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(l) "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(m) "Other Stock-Based Award" shall mean any right, including a Deferred Stock Unit, granted under Section 6(f) of the Plan.

(n) "Participant" shall mean a Salaried Employee or Director designated to be granted an Award under the Plan.

(o) "Performance Award" shall mean any right granted under Section 6(d) of the Plan.

(p) "Performance Criteria" shall mean any quantitative and/or qualitative measures, as determined by the Committee, which may be used to measure the level of performance of the Company or any individual Participant during a Performance Period, including any Qualifying Performance Criteria.

(q) "Performance Period" shall mean any period as determined by the Committee in its sole discretion.

(r) "Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or government or political subdivision thereof.

(s) "Qualifying Performance Criteria" shall mean one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or related company, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to a previous year's results or to a designated comparison group, in each case as specified by the Committee in the Award: sales and revenue; income, earnings, profit and margins; earnings per share; return on capital, return on equity and return on investment; cash flow and cash returned to investors; and total shareowner return, subject to adjustment by the Committee to remove the effect of charges for restructurings, discontinued operations and all items of gain, loss or expense determined to be unusual in nature or infrequent in occurrence, related to the disposal of a segment or a business, or related to a change in accounting principle or otherwise.

(t) "Restricted Stock" shall mean any award of Shares granted under Section 6(c) of the Plan.

(u) "Restricted Stock Unit" shall mean any right granted under Section 6(c) of the Plan that is denominated in Shares.

(v) "Salaried Employee" shall mean any salaried employee of the Company or of any Affiliate.

(w) "Shares" shall mean the common shares of the Company, $0.06 par value, and such other securities as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made under Section 4(b) of the Plan.

(x) "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

SECTION 3. ADMINISTRATION

Except as otherwise provided herein, the Plan shall be administered by the Committee, which shall have the power to interpret the Plan and to adopt such rules and guidelines for implementing the terms of the Plan as it may deem appropriate. The Committee shall have the ability to modify the Plan provisions, to the extent necessary, or delegate such authority, to accommodate any law or regulation in jurisdictions in which Participants will receive Awards.

(a) Subject to the terms of the Plan and applicable law, the Committee shall have full power and authority to:

    i. designate Participants;

    ii. determine the type or types of Awards to be granted to each Participant under the Plan and grant Awards to such Participants;

    iii. determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards;

    iv. determine the terms and conditions of any Award and of Award Agreements, and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award;

    v. determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, or other Awards, or canceled, forfeited, or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended;

    vi. determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee;

    vii. interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan;

    viii. establish, amend, suspend, or waive such rules and guidelines;

    ix. appoint such agents as it shall deem appropriate for the proper administration of the Plan;

    x. make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and

    xi. correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

(b) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, any shareowner, and any employee of the Company or of any Affiliate. Actions of the Committee may be taken by:

    i. the Chairman of the Committee;

    ii. a subcommittee, designated by the Committee;

    iii. the Committee but with one or more members abstaining or recusing himself or herself from acting on the matter, so long as two or more members remain to act on the matter. Such action, authorized by the Chairman, such a subcommittee or by the Committee (whether upon the abstention or recusal of such members or otherwise), shall be the action of the Committee for purposes of the Plan; or

    iv. one or more officers or managers of the Company or any Affiliate, or a committee of such officers or managers whose authority is subject to such terms and limitations set forth by the Committee, and only with respect to Salaried Employees who are not officers or directors of the Company for purposes of Section 16 of the Securities Exchange Act of 1934, as amended. This delegation shall include modifications necessary to accommodate changes in the laws or regulations of jurisdictions outside the U.S.

SECTION 4. SHARES AVAILABLE FOR AWARDS

(a) SHARES AVAILABLE. Subject to adjustment as provided in Section 4(b):

    i. The total number of Shares reserved and available for delivery pursuant to Awards granted under the Plan shall be 1,075,000,000; of which no more than 230,000,000 may be available for Awards granted in any form provided for under the Plan other than Options or Stock Appreciation Rights. If any Shares covered by an Award granted under the Plan, or to which such an Award or award relates, are forfeited, or if an Award or award otherwise terminates without the delivery of Shares or of other consideration, then the Shares covered by such Award or award, or to which such Award or award relates, or the number of Shares otherwise counted against the aggregate number of Shares available under the Plan with respect to such Award or award, to the extent of any such forfeiture or termination, shall again be available for granting Awards under the Plan. Notwithstanding the foregoing, but subject to adjustment as provided in Section 4(b), no more than 1,075,000,000 Shares shall be available for delivery pursuant to the exercise of Incentive Stock Options.

    ii. ACCOUNTING FOR AWARDS. For purposes of this Section 4,

        A. If an Award (other than a Dividend Equivalent) is denominated in Shares, the number of Shares covered by such Award, or to which such Award relates, shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan;

        B. Dividend Equivalents denominated in Shares and Awards not denominated, but potentially payable, in Shares shall be counted against the aggregate number of Shares available for granting Awards under the Plan in such amount and at such time as the Dividend Equivalents and such Awards are settled in Shares, PROVIDED, HOWEVER, that Awards that operate in tandem with (whether granted simultaneously with or at a different time from), or that are substituted for, other Awards may only be counted once against the aggregate number of shares available, and the Committee shall adopt procedures, as it deems appropriate, in order to avoid double counting. Any Shares that are delivered by the

Company, and any Awards that are granted by, or become obligations of, the Company through the assumption by the Company or an Affiliate of, or in substitution for, outstanding awards previously granted by an acquired company, shall not be counted against the Shares available for granting Awards under this Plan; and

C. Notwithstanding anything herein to the contrary, any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, are settled in cash in lieu of Shares, or, subject to Section 6(g)(ix), are exchanged with the Committee's permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for grant under this Plan. Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (w) shares delivered to or withheld by the Company to pay taxes on Awards other than Options or Stock Appreciation Rights, (x) Shares that were subject to an Option or a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Option or Stock Appreciation Right, (y) Shares delivered to or withheld by the Company to pay the exercise price or the withholding taxes under Options or Stock Appreciation Rights, or (z) Shares repurchased on the open market with the proceeds of an Option exercise.

iii. SOURCES OF SHARES DELIVERABLE UNDER AWARDS. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

(b) ADJUSTMENTS.

i. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Shares, or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event constitutes an equity restructuring transaction, as that term is defined in Accounting Standards Codification Topic 718 (or any successor thereto) or otherwise affects the Shares, then the Committee shall adjust the following in a manner that is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan:

A. the number and type of Shares or other securities which thereafter may be made the subject of Awards including the limit specified in Section 4(a)(i) regarding the number of shares that may be granted in the form of Restricted Stock, Restricted Stock Units, Performance Awards, or Other Stock-Based Awards;

B. the number and type of Shares or other securities subject to outstanding Awards;

C. the number and type of Shares or other securities specified as the annual per-participant limitation under Section 6(g)(v) and (vi);

D. the grant, purchase, or exercise price with respect to any Award, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

E. other value determinations applicable to outstanding awards.

PROVIDED, HOWEVER, in each case, that with respect to Awards of Incentive Stock Options no such adjustment shall be authorized to the extent that such authority would cause the Plan to violate Section 422(b)(1) of the Code or any successor provision thereto; and PROVIDED FURTHER, HOWEVER, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

ii. ADJUSTMENTS OF AWARDS UPON CERTAIN ACQUISITIONS. In the event the Company or any Affiliate shall assume outstanding employee awards or the right or obligation to make future such awards in connection with the acquisition of another business or another corporation or business entity, the Committee may make such adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it shall deem appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed awards and the Awards granted under the Plan as so adjusted.

iii. ADJUSTMENTS OF AWARDS UPON THE OCCURRENCE OF CERTAIN UNUSUAL OR NONRECURRING EVENTS. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan.

SECTION 5. ELIGIBILITY

Any Salaried Employee, including any officer or employee-director of the Company or of any Affiliate, or Director shall be eligible to be designated a Participant.

SECTION 6. AWARDS

(a) OPTIONS. The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

i. EXERCISE PRICE. The purchase price per Share purchasable under an Option shall be determined by the Committee; provided, however, and except as provided in Section 4(b), that such purchase price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option.

ii. OPTION TERM. The term of each Option shall not exceed ten (10) years from the date of grant.

iii. TIME AND METHOD OF EXERCISE. The Committee shall establish in the applicable Award Agreement the time or times at which an Option may be exercised in whole or in part, and the method or methods by which, and the form or forms, including, without limitation, cash, Shares, or other Awards, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

iv. INCENTIVE STOCK OPTIONS. The terms of any Incentive Stock Option granted under the Plan shall be designed to comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder. For the avoidance of doubt, Incentive Stock Options shall not be granted to Directors. Notwithstanding anything in this Section 6(a) to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Non-Qualified Stock Options) to the extent that either (1) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (2) such Options otherwise remain exercisable but are not exercised within three (3) months of termination of employment (or such other period of time provided in Section 422 of the Code).

(b) STOCK APPRECIATION RIGHTS. The Committee is hereby authorized to grant Stock Appreciation Rights to Participants. Subject to the terms of the Plan and any applicable Award Agreement, a Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive, upon exercise thereof, the excess of (1) the Fair Market Value of one Share on the date of exercise over (2) the grant price of the right as specified by the Committee.

i. GRANT PRICE. The grant price per share of each Stock Appreciation Right shall be determined by the Committee, provided, however, and except as provided in Section 4(b), that such price shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right, except that if a Stock Appreciation Right is at any time granted in tandem to an Option, the grant price of the Stock Appreciation Right shall not be less than the exercise price of such Option.

ii. TERM. The term of each Stock Appreciation Right shall not exceed ten (10) years from the date of grant.

iii. TIME AND METHOD OF EXERCISE. The Committee shall establish in the applicable Award Agreement the time or times at which a Stock Appreciation Right may be exercised in whole or in part.

(c) RESTRICTED STOCK AND RESTRICTED STOCK UNITS.

i. ISSUANCE. The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants.

ii. RESTRICTIONS. Awards of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may establish in the applicable Award Agreement (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. Unrestricted Shares, evidenced in such manner as the Committee shall deem appropriate, shall be delivered to the holder of Restricted Stock promptly after such restrictions have lapsed.

iii. REGISTRATION. Any Restricted Stock or Restricted Stock Units granted under the Plan may be evidenced in such manner as the Committee may deem appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of Shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

iv. FORFEITURE. Upon termination of employment during the applicable restriction period, except as determined otherwise by the Committee, all Shares of Restricted Stock and all Restricted Stock Units still, in either case, subject to restriction shall be forfeited and reacquired by the Company.

(d) PERFORMANCE AWARDS. The Committee is hereby authorized to grant Performance Awards to Participants. Performance Awards include arrangements under which the grant, issuance, retention, exercisability, vesting and/or transferability of any Award is subject to such Performance Criteria and such additional conditions or terms as the Committee may designate. Subject to the terms of the Plan and any applicable Award Agreement, a Performance Award granted under the Plan:

i. may be denominated or payable in cash, Shares (including, without limitation, Restricted Stock), other securities, or other Awards; and

ii. shall confer on the holder thereof rights valued as determined by the Committee and payable to, or exercisable by, the holder of the Performance Award, in whole or in part, upon the achievement of such performance goals during such Performance Periods as the Committee shall establish.

(e) DIVIDEND EQUIVALENTS. The Committee is hereby authorized to grant to Participants Awards (other than Options and Stock Appreciation Rights) under which the holders thereof shall be entitled to receive payments equivalent to dividends or interest with respect to a number of Shares determined by the Committee, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares and paid out only on and when Shares actually vest, are earned or are received under such Awards. Subject to the terms of the Plan and any applicable Award Agreement, such Awards may have such terms and conditions as the Committee shall determine.

(f) OTHER STOCK-BASED AWARDS. The Committee is hereby authorized to grant to Participants such other Awards, including, but not limited to, Deferred Stock Units, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purposes of the Plan, provided, however, that such grants must comply with applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of such Awards. Shares or other securities delivered pursuant to a purchase right granted under this Section 6(f) shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, or other Awards, or any combination thereof, as the Committee shall determine, the value of which consideration, as established by the Committee, and except as provided in Section 4(b), shall not be less than the Fair Market Value of such Shares or other securities as of the date such purchase right is granted.

(g) GENERAL.

i. NO CASH CONSIDERATION FOR AWARDS. Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

ii. AWARDS MAY BE GRANTED SEPARATELY OR TOGETHER. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

iii. FORMS OF PAYMENT UNDER AWARDS. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise, or payment of an Award may be made in such form or forms as the Committee shall determine, including, without limitation, cash, Shares, rights in or to Shares issuable under the Award or other Awards, other securities, or other Awards, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments.

iv. LIMITS ON TRANSFER OF AWARDS. Except as provided by the Committee, no Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution provided, however, that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant with respect to any Award upon the death of the Participant. Each Award, and each right under any Award, shall be exercisable, during the Participant's lifetime, only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

v. PER-PERSON LIMITATION ON OPTIONS AND SARs. The number of Shares with respect to which Options and Stock Appreciation Rights may be granted under the Plan during any three-year period to an individual Participant shall not exceed 9,000,000 Shares, subject to adjustment as provided in Section 4(b).

vi. PER-PERSON LIMITATION ON CERTAIN AWARDS. Other than Options and Stock Appreciation Rights, the aggregate number of Shares with respect to which Restricted Stock, Restricted Stock Units, Performance Awards and Other Stock-Based Awards may be granted under the Plan during any three-year period to an individual Participant shall not exceed 3,000,000 Shares, subject to adjustment as provided in Section 4(b). With respect to any Director, the aggregate dollar value of (A) any Awards granted under the Plan (based on the grant date fair value of Awards as determined for financial reporting

purposes) and (B) any cash or other compensation that is not equity-based and that is paid by the Company with respect to the Director's service as a Director for any fiscal year may not exceed $1,500,000. The Committee may make exceptions to the foregoing limit for a Director or committee of Directors, as it may determine in its discretion, provided that (C) the aggregate dollar value of any such additional compensation may not exceed $1,000,000 for the fiscal year and (D) the Director receiving such additional compensation does not participate in the decision to award such compensation.

vii. CONDITIONS AND RESTRICTIONS UPON SECURITIES SUBJECT TO AWARDS. The Committee may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation: (A) restrictions under an insider trading policy or pursuant to applicable law, (B) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (C) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (D) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

viii. SHARE CERTIFICATES. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal, state, or local securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

ix. NO REPRICING. Except in connection with a corporate transaction or adjustment described in Section 4(b) of the Plan, the terms of outstanding Options, Stock Appreciation Rights or other Stock-Based Awards encompassing rights to purchase Shares that have an exercise or purchase price in excess of the Fair Market Value of a Share may not be amended to reduce the exercise or purchase price of such Awards, and any such outstanding Options, Stock Appreciation Rights or other Stock-Based Awards encompassing rights to purchase Shares may not be exchanged for cash or property, other Awards, or Options, Stock Appreciation Rights or other Stock-Based Awards encompassing rights to purchase Shares with an exercise or purchase price that is less than the exercise or purchase price of the original Awards, in each case unless approved by shareowners.

x. RECOUPMENT. The Plan will be administered in compliance with Section 10D of the Securities Exchange Act of 1934, as amended, any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Shares may be traded, and any Company policy adopted with respect to compensation recoupment. This Section 6(g)(x) will not be the Company's exclusive remedy with respect to such matters.

SECTION 7. AMENDMENT AND TERMINATION

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a) AMENDMENTS TO THE PLAN. The Board may amend, alter, suspend, discontinue, or terminate the Plan, in whole or in part; provided, however, that without the prior approval of the Company's shareowners, no material amendment shall be made if shareowner approval is required by law, regulation, or stock exchange, and; PROVIDED, FURTHER, that, notwithstanding any other provision of the Plan or any Award Agreement, no such amendment, alteration, suspension, discontinuation, or termination shall be made without the approval of the shareowners of the Company that would:

  i. increase the total number of Shares available for Awards under the Plan, except as provided in Section 4 hereof; or

  ii. amend Section 6(g)(ix) or, except as provided in Section 4(b), permit Options, Stock Appreciation Rights, or other Stock-Based Awards encompassing rights to purchase Shares to be repriced, replaced, or exchanged as described in Section 6(g)(ix).

(b) AMENDMENTS TO AWARDS. Subject to Section 6(g)(ix), the Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively. No such amendment or alteration shall be made which would impair the rights of any Participant, without such Participant's consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Committee determines in its sole discretion that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy or conform to any law or regulation or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award.

SECTION 8. GENERAL PROVISIONS

(a) NO RIGHTS TO AWARDS. No Salaried Employee, Participant or other Person shall have any claim to be granted any Award under the Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award, and further there is no obligation for uniformity of treatment of Salaried Employees, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(b) WITHHOLDING. The Company or any Affiliate shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan the amount (in cash, Shares, other securities, or other Awards) of taxes required or permitted to be withheld (up to the maximum statutory tax rate in the relevant jurisdiction) in respect of an Award, its exercise, or

any payment or transfer under such Award or under the Plan and to take such other action as may be necessary or appropriate in the opinion of the Company or Affiliate to satisfy withholding taxes.

(c) NO LIMIT ON OTHER COMPENSATION ARRANGEMENTS. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(d) NO RIGHT TO EMPLOYMENT. The grant of an Award shall not constitute an employment contract nor be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss a Participant from employment, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(e) GOVERNING LAW. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of New York and applicable Federal law without regard to conflict of law.

(f) SEVERABILITY. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) NO TRUST OR FUND CREATED. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(h) NO FRACTIONAL SHARES. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(i) HEADINGS. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(j) INDEMNIFICATION. Subject to requirements of New York State law, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer or manager of the Company to whom authority was delegated in accordance with Section 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this

Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his/her own behalf, unless such loss, cost, liability, or expense is a result of his/her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(k) COMPLIANCE WITH SECTION 409A OF THE CODE. Except to the extent specifically provided otherwise by the Committee, Awards under the Plan are intended to be exempt from or satisfy the requirements of Section 409A of the Code (and the Treasury Department guidance and regulations issued thereunder) so as to avoid the imposition of any additional taxes or penalties under Section 409A of the Code. If the Committee determines that an Award, Award Agreement, payment, distribution, deferral election, transaction or any other action or arrangement contemplated by the provisions of the Plan would, if undertaken, cause a Participant to become subject to any additional taxes or other penalties under Section 409A of the Code, then unless the Committee specifically provides otherwise, such Award, Award Agreement, payment, distribution, deferral election, transaction or other action or arrangement shall not be given effect to the extent it causes such result and the related provisions of the Plan and/or Award Agreement will be deemed modified, or, if necessary, suspended in order to comply with the requirements of Section 409A of the Code to the extent determined appropriate by the Committee, in each case without the consent of or notice to the Participant.

(l) NO REPRESENTATIONS OR COVENANTS WITH RESPECT TO TAX QUALIFICATION. Although the Company may endeavor to (i) qualify an Award for favorable U.S. or foreign tax treatment (e.g., incentive stock options under Section 422 of the Code or French qualified stock options) or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

(m) AWARDS TO NON-U.S. EMPLOYEES. The Committee shall have the power and authority to determine which Affiliates shall be covered by this Plan and which employees outside the U.S. shall be eligible to participate in the Plan. The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures, and practices. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, disability or retirement or on termination of employment; available methods of exercise or settlement of an award; payment of income, social insurance contributions and payroll taxes; the withholding procedures and handling of any stock certificates or other indicia of ownership which vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.

(n) COMPLIANCE WITH LAWS. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchanges on which the Company's securities are listed as may be required. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

   i. obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

   ii. completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

SECTION 9. EFFECTIVE DATE OF THE PLAN

The Plan, as hereby amended and restated, shall be effective as of the date of its approval by the shareowners of the Company.

SECTION 10. TERM OF THE PLAN

No Award shall be granted under the Plan after the date of the Annual Meeting of the Company in 2027. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Helpful Resources

ANNUAL MEETING

Proxy & supplemental materials	www.ge.com/proxy
Online voting for registered holders & RSP participants	www.proxypush.com/GE
Online voting for beneficial owners	www.proxyvote.com/
Questions regarding admission	www.ge.com/investor_relations
Webcast	www.ge.com/investor_relations
SEC website on proxy matters	www.sec.gov/spotlight/proxymatters.shtml
Electronic delivery of future proxy materials	www.ge.com/investor-relations/personal-investing
Information for GE RSP Participants	www.oneHR.ge.com

BOARD OF DIRECTORS

GE Board	www.ge.com/investor-relations/governance/board-of-directors
Board committees	www.ge.com/investor-relations/governance/board-of-directors
Audit Committee Charter	www.ge.com/sites/default/files/AC_charter.pdf
Audit Key Practices	www.ge.com/sites/default/files/AC_key_practices.pdf
Compensation Committee Charter	www.ge.com/sites/default/files/MDCC_charter.pdf
Compensation Committee Key Practices	www.ge.com/sites/default/files/MDCC_key_practices.pdf
Governance Committee Charter	www.ge.com/sites/default/files/GPAC_charter.pdf
Governance Committee Key Practices	www.ge.com/sites/default/files/GPAC_key_practices.pdf
Industrial Risk Committee Charter	www.ge.com/sites/default/files/STC_charter.pdf
Communicating concerns to directors	www.ge.com/investor-relations/governance/board-of-directors
Director independence	www.ge.com/investor-relations/governance/board-of-directors

FINANCIAL REPORTING

Annual report	www.ge.com/annualreport
Earnings & financial reports	www.ge.com/investor-relations/financial-highlights
Forward-looking statements	www.ge.com/investor-relations/disclaimer-caution-concerning-forward-looking-statements
Integrated report	www.ge.com/ar2016/integrated-report

GE

Corporate website	www.ge.com
Leaders	www.ge.com/company/leadership/executives.html
Investor Relations	www.ge.com/investor-relations
Ombudsperson process	www.ge.com/company/governance/ombudsperson_process/index.html
Sustainability Report	www.gesustainability.com

GOVERNANCE DOCUMENTS

By-laws	www.ge.com/sites/default/files/GE_by_laws.pdf
Certificate of Incorporation	www.ge.com/sites/default/files/GE_Certificate_of_Incorporation_Effective_September2016.pdf
Code of conduct set forth in *The Spirit & The Letter*	www.ge.com/files/usa/citizenship/pdf/english.pdf
Governance Principles	www.ge.com/sites/default/files/GE_governance_principles.pdf

ACRONYMS USED

CFOA	Cash From Operating Activities
CFTC	Commodities Futures Trading Commission
DSUs	Deferred Stock Units
ENI	Ending Net Investment
EPS	Earnings Per Share
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles
GGO	Global Growth Organization
IRS	Internal Revenue Service
LTPAs	Long-Term Performance Awards
M&A	Mergers & Acquisitions
NYSE	New York Stock Exchange
P&E	Plant & Equipment
PCAOB	Public Company Accounting Oversight Board
PSUs	Performance Share Units
R&D	Research & Development
ROTC	Return On Total Capital
RSP	GE Retirement Savings Plan
RSUs	Restricted Stock Units
S&P	Standard & Poor's
SARs	Stock Appreciation Rights
SEC	Securities and Exchange Commission
SG&A	Selling, General and Administrative
SIFI	Systemically Important Financial Institution
TSR	Total Shareholder Return

Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

GE and the GE logo are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.

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